   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER __, 2001

                                             1933 ACT REGISTRATION NO. 333-_____
                                             1940 ACT REGISTRATION NO. 811-07325

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM N-4

          REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 [X]
                       PRE-EFFECTIVE AMENDMENT NO. ___ [ ]
                      POST-EFFECTIVE AMENDMENT NO. ___ [ ]

                                       AND


       REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940 [ ]
                              AMENDMENT NO. 24 [X]
                        (CHECK APPROPRIATE BOX OR BOXES)



                           PRUCO LIFE FLEXIBLE PREMIUM
                            VARIABLE ANNUITY ACCOUNT
                           (Exact Name of Registrant)

                          PRUCO LIFE INSURANCE COMPANY
                               (Name of Depositor)

                              213 WASHINGTON STREET
                          NEWARK, NEW JERSEY 07102-2992

                                 (973) 802-7333

    (Address and telephone number of depositor's principal executive offices)

                                THOMAS C. CASTANO
                               ASSISTANT SECRETARY
                          PRUCO LIFE INSURANCE COMPANY
                              213 WASHINGTON STREET
                          NEWARK, NEW JERSEY 07102-2992

                                 (973) 802-4708

                     (Name and address of agent for service)

                                   Copies to:

    CHRISTOPHER E. PALMER                     C. CHRISTOPHER SPRAGUE
     MICHAEL K. ISENMAN                 VICE PRESIDENT, CORPORATE COUNSEL
       SHEA & GARDNER               THE PRUDENTIAL INSURANCE COMPANY OF AMERICA
1800 MASSACHUSETTS AVENUE, N.W.                213 WASHINGTON STREET
    WASHINGTON, D.C. 20036                NEWARK, NEW JERSEY 07102-2992
        (202) 828-2093                          (973) 802-6997


The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

PRUCO LIFE ELITE
VARIABLE ANNUITY
--------------------------------------------------------------------------------
PROSPECTUS:           , 2002

THIS PROSPECTUS DESCRIBES AN INDIVIDUAL VARIABLE ANNUITY CONTRACT OFFERED BY PRUCO LIFE INSURANCE COMPANY (PRUCO LIFE). PRUCO LIFE IS A WHOLLY OWNED SUBSIDIARY OF THE PRUDENTIAL INSURANCE COMPANY OF AMERICA.

THE FUNDS
------------------------------------------------------------

Pruco Life Elite offers a wide variety of investment choices, including 27 variable investment options that invest in mutual funds managed by these leading asset managers.

PRUDENTIAL INVESTMENTS
JENNISON ASSOCIATES
AIM CAPITAL MANAGEMENT, INC.
ALLIANCE CAPITAL MANAGEMENT, LP
DAVIS ADVISORS
DEUTSCHE ASSET MANAGEMENT INC.
FIDELITY MANAGEMENT & RESEARCH COMPANY (FMR)
INVESCO FUNDS GROUP, INC.
JANUS CAPITAL
MFS
PIMCO

PLEASE READ THIS PROSPECTUS
------------------------------------------------------------

Please read this prospectus before purchasing a Pruco Life Elite variable annuity contract and keep it for future reference. Current prospectuses for each of the underlying mutual funds accompany this prospectus. These prospectuses contain important information about the mutual funds. Please read these prospectuses and keep them for reference.

TO LEARN MORE ABOUT PRUCO LIFE ELITE
------------------------------------------------------------

To learn more about the Pruco Life Elite variable annuity, you can request a
copy of the Statement of Additional Information (SAI) dated           , 2002.
The SAI has been filed with the Securities and Exchange Commission (SEC) and is legally a part of this prospectus. Pruco Life also files other reports with the SEC. All of these filings can be reviewed and copied at the SEC's offices, and can be obtained from the SEC's Public Reference Section, 450 5th Street N.W., Washington, D.C. 20549. The SEC also maintains a Web site (http://www.sec.gov) that contains the Pruco Life Elite SAI, material incorporated by reference, and other information regarding registrants that file electronically with the SEC. The Table of Contents of the SAI is on Page 40 of this prospectus.

FOR A FREE COPY OF THE SAI CALL US AT:
------------------------------------------------------------

 (888) PRU-2888 or write to us at:

 Pruco Life Insurance Company
 213 Washington Street
 Newark, New Jersey 07102-2992

 Prudential Annuity Service Center
 P.O. Box 7960
 Philadelphia, PA 19101

THE SEC HAS NOT DETERMINED THAT THIS CONTRACT IS A GOOD INVESTMENT, NOR HAS THE SEC DETERMINED THAT THIS PROSPECTUS IS COMPLETE OR ACCURATE. IT IS A CRIMINAL OFFENSE TO STATE OTHERWISE. INVESTMENT IN A VARIABLE ANNUITY CONTRACT IS SUBJECT TO RISK, INCLUDING THE POSSIBLE LOSS OF YOUR MONEY. AN INVESTMENT IN PRUCO LIFE ELITE IS NOT A BANK DEPOSIT AND IS NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.

CONTENTS
--------------------------------------------------------------------------------

                                       PART I: PRUCO LIFE ELITE PROSPECTUS
                                       ------------------------------------------------------------

                                       SUMMARY
                                       ------------------------------------------------------------
                                                Glossary...........................................      6
                                                Summary............................................      8
                                                Summary of Contract Expenses.......................     11
                                                Expense Examples...................................     13

                                       PART II: PRUCO LIFE ELITE PROSPECTUS
                                       ------------------------------------------------------------

                                       SECTIONS 1-9
                                       ------------------------------------------------------------

                                           Section 1: What is the Pruco Life Elite Variable
                                             Annuity?..............................................     17
                                                Short Term Cancellation Right or "Free Look".......     17

                                           Section 2: What Investment Options Can I Choose?........     18
                                                Variable Investment Options........................     18
                                                Fixed Interest Rate Options........................     19
                                                Transfers Among Options............................     19
                                                Market Timing......................................     20
                                                Dollar Cost Averaging..............................     20
                                                Asset Allocation Program...........................     20
                                                Auto-Rebalancing...................................     20
                                                Voting Rights......................................     21
                                                Substitution.......................................     21

                                           Section 3: What Kind of Payments Will I Receive During
                                             the Income Phase? (Annuitization).....................     22
                                                Payment Provisions.................................     22
                                                    Option 1: Annuity Payments for a Fixed
                                                    Period.........................................     22
                                                    Option 2: Life Annuity with 120 Payments (10
                                                    Years) Certain.................................     22
                                                    Option 3: Interest Payment Option..............     22
                                                    Option 4: Other Annuity Options................     22

                                           Section 4: What is the Death Benefit?...................     23
                                                Beneficiary........................................     23
                                                Calculation of the Death Benefit...................     23
                                                Payout Options.....................................     24
                                                Earnings Appreciator-Supplemental Death Benefit....     24
                                                Spousal Continuance Benefit........................     25

                                           Section 5: How Can I Purchase a Pruco Life Elite
                                             Contract?.............................................     27
                                                Purchase Payments..................................     27
                                                Allocation of Purchase Payments....................     27
                                                Calculating Contract Value.........................     27
                                                Credit Election....................................     28

                                           Section 6: What are the Expenses Associated with the
                                             Pruco Life Elite Contract?............................     29
                                                Insurance and Administrative Charge................     29
                                                Withdrawal Charge..................................     29
                                                Earnings Appreciator Charge........................     30
                                                Contract Maintenance Charge........................     30
                                                Taxes Attributable to Premium......................     30
                                                Transfer Fee.......................................     31
                                                Company Taxes......................................     31

--------------------------------------------------------------------------------

                                           Section 7: How Can I Access My Money?...................     32
                                                Withdrawals During the Accumulation Phase..........     32
                                                Automated Withdrawals..............................     32
                                                Suspension of Payments or Transfers................     32

                                           Section 8: What are the Tax Considerations Associated
                                             with the Pruco Life Elite Contract?...................     33
                                                Contracts Owned by Individuals (Not Associated with
                                                  Tax Favored Retirement Plans)....................     33
                                                Contracts Held by Tax Favored Plans................     35

                                           Section 9: Other Information............................     39
                                                Pruco Life Insurance Company.......................     39
                                                The Separate Account...............................     39
                                                Sale and Distribution of the Contract..............     39
                                                Assignment.........................................     39
                                                Financial Statements...............................     40
                                                Statement of Additional Information................     40
                                                Householding.......................................     40
                                                IRA Disclosure Statement...........................     41

                                       PART III: PROSPECTUSES
                                       ------------------------------------------------------------

                                       VARIABLE INVESTMENT OPTIONS
                                       ------------------------------------------------------------

                                        THE PRUDENTIAL SERIES FUND, INC.

                                        JANUS ASPEN SERIES

                       This page intentionally left blank

PART I SUMMARY
--------------------------------------------------------------------------------
PRUCO LIFE ELITE PROSPECTUS

--------------------------------------------------------------------------------

PART I  PRUCO LIFE ELITE PROSPECTUS  SUMMARY
GLOSSARY
--------------------------------------------------------------------------------
WE HAVE TRIED TO MAKE THIS PROSPECTUS AS EASY TO READ AND UNDERSTAND AS POSSIBLE. BY THE NATURE OF THE CONTRACT, HOWEVER, CERTAIN TECHNICAL WORDS OR TERMS ARE UNAVOIDABLE. WE HAVE IDENTIFIED THE FOLLOWING AS SOME OF THESE WORDS OR TERMS.

ACCUMULATION PHASE

The period that begins with the contract date (see definition below) and ends when you start receiving income payments, or earlier if the contract is terminated through a full withdrawal or payment of a death benefit.

ADJUSTED CONTRACT VALUE

When you begin receiving income payments, the value of your contract minus any charge we impose for premium taxes.

ANNUITANT

The person whose life determines the amount of income payments that will be paid.

ANNUITY DATE

The date when income payments are scheduled to begin.

BENEFICIARY

The person(s) or entity you have chosen to receive a death benefit.

CO-ANNUITANT

The person shown on the contract data pages who becomes the annuitant upon the death of the annuitant. No co-annuitant may be designated if the owner is a non-natural person.

CONTRACT DATE

The date we receive your initial purchase payment and all necessary paperwork in good order at the Prudential Annuity Service Center. Contract anniversaries are measured from the contract date. A contract year starts on the contract date or on a contract anniversary.

CONTRACT OWNER, OWNER OR YOU

The person entitled to the ownership rights under the contract.

CONTRACT VALUE

This is the total value of your contract.

CREDIT

The bonus amount we add to your contract value if you make a credit election. The amount of the credit will be no less than .05% of your contract value as of the applicable contract anniversary.

CREDIT ELECTION

Your election to have a credit added to your contract value. At least 30 calendar days prior to your 3rd and 6th contract anniversaries, we will notify you of your option to make a credit election. We will give you notice only if the credit election is available under your contract and you have not previously declined to receive a credit. We must receive the credit election in good order no later than the applicable contract anniversary.

DEATH BENEFIT

If the sole or last surviving owner dies, the designated person(s) or the beneficiary will receive, at a minimum, the total invested purchase payments, proportionately reduced by withdrawals or a potentially greater amount related to market appreciation. A guaranteed minimum death benefit is available for an additional charge. See "What is the Death Benefit?" on page 23.

EARNINGS APPRECIATOR

An optional feature that for an additional charge provides a supplemental death benefit based on earnings under the contract.

FIXED INTEREST RATE OPTIONS

These are investment options that offer a fixed rate of interest for either a one-year period (fixed rate option) or a selected period during which periodic transfers are made to selected variable investment options (dollar cost averaging fixed rate option). The fixed interest rate options available offer a guaranteed interest rate. While

--------------------------------------------------------------------------------
PART I  PRUCO LIFE ELITE PROSPECTUS  SUMMARY

your money is allocated to one these options, we guarantee that your money will earn at least 2% interest annually (3% annually for the DCA Fixed Rate Option). Payments you allocate to the fixed interest rate options become part of Pruco Life's general assets.

GUARANTEED MINIMUM DEATH BENEFIT

An optional feature available for an additional charge that guarantees that the death benefit that the beneficiary receives will be no less than a certain "protected value". Depending upon the option you choose, the protected value for the guaranteed minimum death benefit may equal the "roll-up value," the "step-up value," or the larger of the two. We define these terms below.

INCOME OPTIONS

Options under the contract that define the frequency and duration of income payments. In your contract, these are referred to as payout or annuity options.

INVESTED PURCHASE PAYMENTS

Your total purchase payments (which we define below) less any deduction we make for any premium or other tax charge.

JOINT OWNER

The person named as the joint owner, who shares ownership rights with the owner as defined in the contract.

PRUDENTIAL ANNUITY SERVICE CENTER

For general correspondence: P.O. Box 7960, Philadelphia, PA, 19101. For express overnight mail: 2101 Welsh Road, Dresher, PA 19025. The phone number is (888) PRU-2888.

PURCHASE PAYMENTS

The amount of money you pay us to purchase the contract. Generally, with some restrictions, you can make additional purchase payments at any time during the accumulation phase.

ROLL-UP VALUE

The total of all invested purchase payments compounded daily at an effective annual rate of 5.0%, subject to a cap of 200% of all invested purchase payments and to certain age restrictions. Both the roll-up value and the cap are reduced proportionally by withdrawals.

SEPARATE ACCOUNT

Purchase payments allocated to the variable investment options are held by us in a separate account called the Pruco Life Flexible Premium Variable Annuity Account. The separate account is set apart from all of the general assets of Pruco Life.

STATEMENT OF ADDITIONAL INFORMATION

A document containing certain additional information about the Pruco Life Elite variable annuity. We have filed the Statement of Additional Information with the Securities and Exchange Commission and it is legally a part of this prospectus. To learn how to obtain a copy of the Statement of Additional Information, see the front cover of this prospectus.

STEP-UP VALUE

The highest value of the contract on any contract anniversary date, subject to certain age restrictions. Between anniversary dates, the step-up value is only increased by additional purchase payments and reduced proportionally by withdrawals.

TAX DEFERRAL

This is a way to increase your assets without currently being taxed. Generally, you do not pay taxes on your contract earnings until you take money out of your contract.

VARIABLE INVESTMENT OPTION

When you choose a variable investment option, we purchase shares of the mutual fund which are held as an investment for that option. We hold these shares in the separate account. The division of the separate account of Pruco Life that invests in a particular mutual fund is referred to in your contract as a subaccount.

PART I  PRUCO LIFE ELITE PROSPECTUS  SUMMARY
SUMMARY FOR SECTIONS 1-9
--------------------------------------------------------------------------------

FOR A MORE COMPLETE DISCUSSION OF THE FOLLOWING TOPICS, SEE THE CORRESPONDING
SECTION IN PART II OF THE PROSPECTUS.

SECTION 1
WHAT IS THE PRUCO LIFE ELITE VARIABLE ANNUITY?

The Pruco Life Elite Variable Annuity is a contract between you, the owner, and us, the insurance company, Pruco Life Insurance Company (Pruco Life Insurance Company will hereafter be referred to as Pruco Life, We or Us). The contract allows you to invest on a tax-deferred basis in one or more of 27 variable investment options. The contract is intended for retirement savings or other long-term investment purposes and provides for a death benefit.

The variable investment options are designed to offer the opportunity for a favorable return. However, this is NOT guaranteed. It is possible, due to market changes, that your investments may decrease in value.

You can invest your money in any or all of the variable investment options and the fixed rate options. You are allowed 12 free transfers each contract year among the variable investment options, without a charge.

The contract, like all deferred annuity contracts, has two phases: the accumulation phase and the income phase.

- During the accumulation phase, any earnings grow on a tax-deferred basis and are generally only taxed as income when you make a withdrawal.

- The income phase starts when you begin receiving regular payments from your contract. The amount of money you are able to accumulate in your contract during the accumulation phase will help determine the amount of payments you will receive during the income phase. Other factors will affect the amount of your payments such as age, gender and the payout option you selected.

If you change your mind about owning Pruco Life Elite, you may cancel your contract within 10 days after receiving it (or whatever time period is required under the applicable state law). This time period is referred to as the Free Look period.

SECTION 2
WHAT INVESTMENT OPTIONS CAN I CHOOSE?

You generally can invest your money in any of the variable investment options that use the mutual funds described in the fund prospectuses provided with this prospectus:

The Prudential Series Fund

   Prudential Equity Portfolio

   Prudential Global Portfolio

   Prudential Jennison Portfolio (domestic equity)

   Prudential Money Market Portfolio

   Prudential Stock Index Portfolio

   Prudential Value Portfolio

   SP Aggressive Growth Asset Allocation Portfolio

   SP AIM Aggressive Growth Portfolio

   SP AIM Growth and Income Portfolio

   SP Alliance Large Cap Growth Portfolio

   SP Alliance Technology Portfolio

   SP Balanced Asset Allocation Portfolio

   SP Conservative Asset Allocation Portfolio

   SP Davis Value Portfolio

   SP Deutsche International Equity Portfolio

   SP Growth Asset Allocation Portfolio

   SP INVESCO Small Company Growth Portfolio

   SP Jennison International Growth Portfolio

   SP Large Cap Value Portfolio

   SP MFS Capital Opportunities Portfolio

   SP MFS Mid-Cap Growth Portfolio

   SP PIMCO High Yield Portfolio

   SP PIMCO Total Return Portfolio

   SP Prudential U.S. Emerging Growth Portfolio

   SP Small/Mid Cap Value Portfolio

   SP Strategic Partners Focused Growth Portfolio

Janus Aspen Series

   Growth Portfolio -- Service Shares

   Depending upon market conditions, you may earn or lose money in any of these options. The value of your contract will fluctuate depending upon the investment performance of the mutual funds used by the variable investment options that you choose. Performance information for the variable investment options is provided in the Statement of Additional Information (SAI). Past performance is not a guarantee of future results.

--------------------------------------------------------------------------------
 8

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PART I  PRUCO LIFE ELITE PROSPECTUS  SUMMARY

SECTION 3
WHAT KIND OF PAYMENTS WILL I RECEIVE DURING THE INCOME PHASE? (ANNUITIZATION)

If you want to receive regular income from your annuity, you can choose one of several options, including guaranteed payments for the annuitant's lifetime. Generally, once you begin receiving regular payments, you cannot change your payment plan.

SECTION 4
WHAT IS THE DEATH BENEFIT?

If the sole or last surviving owner or joint owner dies before the income phase of the contract begins, the person(s) or entity that you have chosen as your beneficiary will receive at a minimum, the greater of (i) the contract value,
(ii) either the base death benefit or, for a higher insurance charge, a potentially larger guaranteed minimum death benefit. The base death benefit equals the total invested purchase payments proportionately reduced by withdrawals. The guaranteed minimum death benefit is equal to a "protected value" that depends upon which of the following guaranteed minimum death benefit options you choose:

- The highest value of the contract on any contract anniversary, which we call the "step-up value";

- The total of all invested purchase payments increased by a guaranteed rate of return, which we call the "roll-up value"; or

-  The greater of the step-up value or roll-up value.

SECTION 5
HOW CAN I PURCHASE A PRUCO LIFE ELITE ANNUITY CONTRACT?

You can purchase this contract, under most circumstances, with a minimum initial purchase payment of $10,000. Generally, you can add $500 ($100 if made through electronic funds transfer) or more at any time during the accumulation phase of the contract. Your representative can help you fill out the proper forms.

SECTION 6
WHAT ARE THE EXPENSES ASSOCIATED WITH THE PRUCO LIFE ELITE CONTRACT?

The contract has insurance features and investment features, and there are costs related to each.

- Each year we deduct a contract maintenance charge if your contract value is less than $100,000. This charge is equal to the lesser of $50 or 2% of your contract value.

- For insurance and administrative costs, we also deduct a daily charge based on the average daily value of all assets allocated to the variable investment options, depending on the death benefit option that you choose. If you do not choose a guaranteed minimum death benefit option, the daily charge is equivalent to an annual charge of 1.60%. If you choose a guaranteed minimum death benefit option, the annual charge depends upon the option you choose and will be:

    - 1.80% if you choose either the roll-up or the step-up options, or

    - 1.90% if you choose the greater of roll-up or step-up option.

- We will deduct an additional charge if you choose the Earnings Appreciator supplemental death benefit. We deduct this charge from your contract value on the contract anniversary and upon certain other events. The charge for this benefit is based on an annual rate of 0.30% of your contract value.

- There are a few states/jurisdictions that assess a premium tax when you begin receiving regular income payments from your annuity. In those states, we will assess the required premium tax charge, which can range up to 3.5%.

- There are also charges made by the mutual funds which are invested in by the variable investment options. These charges currently range from 0. % to
   1.  % per year of a fund's average daily assets.

- If you withdraw money within three years of the contract date or a credit election you may have to pay a withdrawal charge of 7% on all or part of the withdrawal.

--------------------------------------------------------------------------------

PART I  PRUCO LIFE ELITE PROSPECTUS  SUMMARY
SUMMARY FOR SECTIONS 1-9 CONTINUED
--------------------------------------------------------------------------------

SECTION 7
HOW CAN I ACCESS MY MONEY?

You may take money out at any time during the accumulation phase. You may, however, be subject to income tax and, if you make a withdrawal prior to age 59 1/2, an additional tax penalty as well. If you withdraw money within three years of the contract date or a credit election, we may impose a withdrawal charge.

SECTION 8
WHAT ARE THE TAX CONSIDERATIONS ASSOCIATED WITH THE PRUCO LIFE ELITE CONTRACT?

Your earnings are generally not taxed until withdrawn. If you take money out during the accumulation phase, the tax laws treat the withdrawals as first a withdrawal of earnings, which are taxed as ordinary income. If you are younger than age 59 1/2 when you take money out, you may be charged a 10% federal tax penalty on the earnings in addition to ordinary taxation. A portion of the payments you receive during the income phase is considered partly a return of your original investment. As a result, that portion of each payment is not taxable as income. Generally, all amounts withdrawn from an Individual Retirement Annuity (IRA) contract (excluding Roth IRAs) are taxable and subject to the 10% penalty if withdrawn prior to age 59 1/2.

SECTION 9
OTHER INFORMATION

This contract is issued by Pruco Life, a subsidiary of The Prudential Insurance Company of America, and sold by registered representatives.

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 10

PART I  PRUCO LIFE ELITE PROSPECTUS  SUMMARY
SUMMARY OF CONTRACT EXPENSES
--------------------------------------------------------------------------------

THE PURPOSE OF THIS SUMMARY IS TO HELP YOU TO UNDERSTAND THE COSTS YOU WILL PAY FOR PRUCO LIFE ELITE. THIS SUMMARY INCLUDES THE EXPENSES OF THE MUTUAL FUNDS USED BY THE VARIABLE INVESTMENT OPTIONS BUT DOES NOT INCLUDE ANY CHARGE FOR PREMIUM TAXES THAT MIGHT BE APPLICABLE IN YOUR STATE.

The chart below summarizes maximum charges for Pruco Life Elite. For more detailed information, including additional information about current and maximum charges, see "What Are The Expenses Associated With The Pruco Life Elite Contract?" on page 29. For more detailed expense information about the mutual funds, please refer to the individual fund prospectuses which you will find at the back of this prospectus.

WITHDRAWAL CHARGE (see Note 1 below)
---------------------------------------------------------------------------
CONTRACT YEAR
---------------------------------------------------------------------------
         0                                                             7%
         1                                                             7%
         2                                                             7%
         3                                                             0%

TRANSACTION EXPENSES
  -------------------------------------------------------------------------
  MAXIMUM TRANSFER FEE
    -----------------------------------------------------------------------
         FIRST 12 TRANSFERS PER YEAR                            $   0.00
         each transfer after 12 (see Note 2 below)              $  30.00

  MAXIMUM ANNUAL CONTRACT MAINTENANCE CHARGE AND CONTRACT
    CHARGE UPON FULL WITHDRAWAL (see Note 3 below)
    -----------------------------------------------------------------------
                                                                $  60.00

INSURANCE AND ADMINISTRATIVE EXPENSES
  (see Note 4 below)
  -------------------------------------------------------------------------
         AS A PERCENTAGE OF THE AVERAGE ACCOUNT VALUE
           ALLOCATED TO VARIABLE INVESTMENT OPTIONS:
         Base Death Benefit                                         1.60%
         Guaranteed Minimum Death Benefit Option- Roll-Up or
           Step-Up                                                  1.80%
         Guaranteed Minimum Death Benefit Option- Greater of
           Roll-Up or Step-Up                                       1.90%

EARNINGS APPRECIATOR CHARGE
(see Note 5 below)
----------------------------------------------------------------------------
                                              0.30% of contract value

NOTE 1: Each contract year, you may withdraw a specified amount of your contract value without incurring a withdrawal charge. We will waive the withdrawal charge if we pay a death benefit or under certain other circumstances. See "Withdrawal Charge" on page 29.

NOTE 2: Currently, we charge $10 for each transfer after the twelfth in a contract year. As shown in the table, we can increase that charge up to a maximum of $30, but we have no current intention to do so. You will not be charged for transfers made in connection with Dollar Cost Averaging and Auto-Rebalancing.

NOTE 3: Currently, we waive this fee if your contract value is greater than or equal to $100,000. If your contract value is less than $100,000, we currently charge the lesser of $50 or 2% of your contract value. This is a single fee that we assess (a) annually or (b) upon a full withdrawal made on a date other than a contract anniversary. As shown in the table, we can increase this fee in the future up to a maximum of $60, but we have no current intention to do so.

NOTE 4: We reserve the right to impose an additional insurance charge of 0.10% annually of average account value in either of the following scenarios: (i) for contracts issued to those aged 76 or older, under which the guaranteed minimum death benefit has been selected and (ii) for contracts issued to those aged 66 or older, under which the Earnings Appreciator Benefit has been selected.

NOTE 5: We impose this charge only if you choose the Earnings Appreciator supplemental death benefit. We deduct this charge annually. We also deduct this charge if you make a full withdrawal or enter the income phase of your contract, or if a death benefit is payable, but prorate the fee to reflect a partial rather than full year. If you make a partial withdrawal, we will deduct the prorated fee if the remaining contract value after the withdrawal would be less than the amount of the prorated fee; otherwise we will not deduct the fee at that time. The fee is also calculated when you make any purchase payment or withdrawal but we do not deduct it until the next deduction date.

NOTES FOR ANNUAL MUTUAL FUND EXPENSES
These expenses are based on the historical fund expenses for the year ended December 31, 2001. Fund expenses are not fixed or guaranteed by the Pruco Life Elite contract and may vary from year to year.

(1) THE PRUDENTIAL SERIES FUND:

Each "SP" Portfolio has expense reimbursements in effect, and the table shows total expenses both with and without these expense reimbursements. These expense reimbursements are voluntary and may be terminated at any time.

(2) Each Asset Allocation Portfolio of The Prudential Series Fund invests in a combination of underlying portfolios of The Prudential Series Fund. The Total Expenses and Total Expenses After Expense Reimbursement for each Asset Allocation Portfolio are calculated as a blend of the fees of the underlying portfolios, plus a 0.05% advisory fee payable to the investment adviser, Prudential Investments LLC.

(3) JANUS ASPEN SERIES GROWTH PORTFOLIO -- SERVICE SHARES:

Table reflects expenses based upon expenses for the fiscal year ended December 31, 2001, restated to reflect a reduction in the management fee. All expenses are shown without the effect of any offset arrangements.

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PART I  PRUCO LIFE ELITE PROSPECTUS  SUMMARY

SUMMARY OF CONTRACT EXPENSES CONTINUED

--------------------------------------------------------------------------------

ANNUAL MUTUAL FUND EXPENSES (AFTER REIMBURSEMENT, IF ANY):
---------------------------------------------------------------------------------------------------------------------------------
AS A PERCENTAGE OF EACH PORTFOLIO'S AVERAGE DAILY NET ASSETS
---------------------------------------------------------------------------------------------------------------------------------
                                                                                                                TOTAL EXPENSES
                                                            INVESTMENT                                              AFTER
                                                             ADVISORY          OTHER            TOTAL              EXPENSE
                                                               FEES           EXPENSES         EXPENSES         REIMBURSEMENT*
THE PRUDENTIAL SERIES FUND
---------------------------------------------------------------------------------------------------------------------------------
         Prudential Equity Portfolio                           0.45%
         Prudential Global Portfolio                           0.75%
         Prudential Jennison Portfolio                         0.60%
         Prudential Money Market Portfolio                     0.40%
         Prudential Stock Index Portfolio                      0.35%
         Prudential Value Portfolio                            0.40%
         SP Aggressive Growth Asset Allocation
           Portfolio(2)                                        0.84%
         SP AIM Aggressive Growth Portfolio                    0.95%
         SP AIM Growth and Income Portfolio                    0.85%
         SP Alliance Large Cap Growth Portfolio                0.90%
         SP Alliance Technology Portfolio                      1.15%
         SP Balanced Asset Allocation Portfolio(2)             0.75%
         SP Conservative Asset Allocation Portfolio(2)         0.71%
         SP Davis Value Portfolio                              0.75%
         SP Deutsche International Equity Portfolio            0.90%
         SP Growth Asset Allocation Portfolio(2)               0.80%
         SP INVESCO Small Company Growth Portfolio             0.95%
         SP Jennison International Growth Portfolio            0.85%
         SP Large Cap Value Portfolio                          0.80%
         SP MFS Capital Opportunities Portfolio                0.75%
         SP MFS Mid Cap Growth Portfolio                       0.80%
         SP PIMCO High Yield Portfolio                         0.60%
         SP PIMCO Total Return Portfolio                       0.60%
         SP Prudential U.S. Emerging Growth Portfolio          0.60%
         SP Small/Mid-Cap Value Portfolio                      0.90%
         SP Strategic Partners Focused Growth Portfolio        0.90%
Janus Aspen Series(3)
           Growth Portfolio -- Service Shares                  0.65%

* Reflects the effect of management fee waivers and reimbursement of expenses, if any. See notes on page 11.

For notes 2 and 3 see previous page.

The "Expense Examples" on the following pages were calculated using Total Expenses After Expense Reimbursements, and therefore assume that any reimbursements will continue for the periods shown.

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 12

PART I  PRUCO LIFE ELITE PROSPECTUS  SUMMARY
EXPENSE EXAMPLES
--------------------------------------------------------------------------------

THESE EXAMPLES WILL HELP YOU COMPARE THE FEES AND EXPENSES OF THE DIFFERENT VARIABLE INVESTMENT OPTIONS OFFERED BY PRUCO LIFE ELITE. YOU CAN ALSO USE THE EXAMPLES TO COMPARE THE COST OF PRUCO LIFE ELITE WITH OTHER VARIABLE ANNUITY CONTRACTS.

Example 1a: Base Death Benefit and You Withdraw All Your Assets

This example assumes that:

-  You invest $10,000 in the Pruco Life Elite Contract;

-  You do not choose a Guaranteed Minimum Death Benefit Option;

-  You allocate all your assets to only one of the variable investment options;

-  Your investment has a 5% return each year;

-  The mutual fund's operating expenses remain the same each year;

-  You do not make a credit election; and

-  You withdraw all your assets at the end of the indicated period.

Example 1b: Base Death Benefit and You Do Not Withdraw All Your Assets This example makes the same assumptions as Example 1a except that it assumes that you do not withdraw any of your assets at the end of the indicated period.

Example 2a: Greater of Roll-Up or Step-Up Guaranteed Minimum Death Benefit Option, Earnings Appreciator and You Withdraw All Your Assets

This example assumes that:

-  You invest $10,000 in the Pruco Life Elite Contract;

- You choose the Greater of Roll-Up or Step-Up Guaranteed Minimum Death Benefit Option;

-  You elect the Earnings Appreciator;

-  You allocate all your assets to only one of the variable investment options;

-  Your investment has a 5% return each year;

-  The mutual fund's operating expenses remain the same each year;

-  You do not make a credit election; and

-  You withdraw all your assets at the end of the indicated period.

Example 2b: Greater of Roll-Up or Step-Up Guaranteed Minimum Death Benefit Option, Earnings Appreciator and You Do Not Withdraw All Your Assets

This example makes the same assumptions as Example 2a except that it assumes that you do not withdraw any of your assets at the end of the indicated period.

In these expense examples, we set out projected expenses that are based on versions of the contract that carry the highest and lowest overall charges. We do not depict projected expenses for every possible combination of contract charges. The actual expenses under the contract with the insurance features and underlying funds that you have selected, and the purchase payments that you have made, may vary from the figures we depict here.

NOTES FOR EXPENSE EXAMPLES:

These examples should not be considered a representation of past or future expenses. Actual expenses may be greater or less than those shown.

These examples assume that the current expense reimbursements remain in effect during the life of the contract. If the expense reimbursements terminated, expenses could increase.

The values shown in the 5 year and 10 year columns are the same for Example 1a and Example 1b and the same for Example 2a and 2b. This is because if 3 or more years have elapsed since your contract date, we would no longer deduct withdrawal charges when you make a withdrawal or begin the income phase of your contract provided you decline the credit.

If your contract value is less than $100,000, on your contract anniversary (and upon a full withdrawal), we deduct the lesser of $50.00 or 2% of the contract value. The examples use an average annual contract fee, which we calculated based on our estimate of the total contract fees we expect to collect in 2002. Based on these estimates, the annual contract fee is included as an annual charge of 0. % of contract value. Your actual fees will vary based on the amount of your contract and your specific allocation(s).

Premium taxes are not reflected in the examples. A charge for premium taxes may apply depending on the state where you live.

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PART I  PRUCO LIFE ELITE PROSPECTUS  SUMMARY

EXPENSE EXAMPLES CONTINUED

BASE DEATH BENEFIT
------------------------------------------------------------------------------------------------------------------------------
                                                         EXAMPLE 1a:                     EXAMPLE 1b:
                                                         IF YOU WITHDRAW YOUR ASSETS     IF YOU DO NOT WITHDRAW YOUR ASSETS
                                                         ---------------------------------------------------------------------
                                                         1 YR   3 YRS   5 YRS   10 YRS    1 YR     3 YRS     5 YRS     10 YRS
THE PRUDENTIAL SERIES FUND
------------------------------------------------------------------------------------------------------------------------------
         Prudential Equity Portfolio                        $       $       $       $        $         $         $          $
         Prudential Global Portfolio                        $       $       $       $        $         $         $          $
         Prudential Jennison Portfolio                      $       $       $       $        $         $         $          $
         Prudential Money Market Portfolio                  $       $       $       $        $         $         $          $
         Prudential Stock Index Portfolio                   $       $       $       $        $         $         $          $
         Prudential Value Portfolio                         $       $       $       $        $         $         $          $
         SP Aggressive Growth Asset Allocation
           Portfolio                                        $       $       $       $        $         $         $          $
         SP AIM Aggressive Growth Portfolio                 $       $       $       $        $         $         $          $
         SP AIM Growth and Income Portfolio                 $       $       $       $        $         $         $          $
         SP Alliance Large Cap Growth Portfolio             $       $       $       $        $         $         $          $
         SP Alliance Technology Portfolio                   $       $       $       $        $         $         $          $
         SP Balanced Asset Allocation Portfolio             $       $       $       $        $         $         $          $
         SP Conservative Asset Allocation Portfolio         $       $       $       $        $         $         $          $
         SP Davis Value Portfolio                           $       $       $       $        $         $         $          $
         SP Deutsche International Equity Portfolio         $       $       $       $        $         $         $          $
         SP Growth Asset Allocation Portfolio               $       $       $       $        $         $         $          $
         SP INVESCO Small Company Growth Portfolio          $       $       $       $        $         $         $          $
         SP Jennison International Growth Portfolio         $       $       $       $        $         $         $          $
         SP Large Cap Value Portfolio                       $       $       $       $        $         $         $          $
         SP MFS Capital Opportunities Portfolio             $       $       $       $        $         $         $          $
         SP MFS Mid-Cap Growth Portfolio                    $       $       $       $        $         $         $          $
         SP PIMCO High Yield Portfolio                      $       $       $       $        $         $         $          $
         SP PIMCO Total Return Portfolio                    $       $       $       $        $         $         $          $
         SP Prudential U.S. Emerging Growth Portfolio       $       $       $       $        $         $         $          $
         SP Small/Mid Cap Value Portfolio                   $       $       $       $        $         $         $          $
         SP Strategic Partners Focused Growth Portfolio     $       $       $       $        $         $         $          $
Janus Aspen Series
           Growth Portfolio -- Service Shares               $       $       $       $        $         $         $          $

These examples do not show past or future expenses. Actual expenses for a particular year may be more or less than those shown in the examples.

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 14

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PART I  PRUCO LIFE ELITE PROSPECTUS  SUMMARY

GREATER OF ROLL-UP OR STEP-UP GUARANTEED MINIMUM
DEATH BENEFIT; EARNINGS APPRECIATOR
------------------------------------------------------------------------------------------------------------------------------
                                                         EXAMPLE 2a:                     EXAMPLE 2b:
                                                         IF YOU WITHDRAW YOUR ASSETS     IF YOU DO NOT WITHDRAW YOUR ASSETS
                                                         ---------------------------------------------------------------------
                                                         1 YR   3 YRS   5 YRS   10 YRS    1 YR     3 YRS     5 YRS     10 YRS
THE PRUDENTIAL SERIES FUND
------------------------------------------------------------------------------------------------------------------------------
         Prudential Equity Portfolio                        $       $       $       $        $         $         $          $
         Prudential Global Portfolio                        $       $       $       $        $         $         $          $
         Prudential Jennison Portfolio                      $       $       $       $        $         $         $          $
         Prudential Money Market Portfolio                  $       $       $       $        $         $         $          $
         Prudential Stock Index Portfolio                   $       $       $       $        $         $         $          $
         Prudential Value Portfolio                         $       $       $       $        $         $         $          $
         SP Aggressive Growth Asset Allocation
           Portfolio                                        $       $       $       $        $         $         $          $
         SP AIM Aggressive Growth Portfolio                 $       $       $       $        $         $         $          $
         SP AIM Growth and Income Portfolio                 $       $       $       $        $         $         $          $
         SP Alliance Large Cap Growth Portfolio             $       $       $       $        $         $         $          $
         SP Alliance Technology Portfolio                   $       $       $       $        $         $         $          $
         SP Balanced Asset Allocation Portfolio             $       $       $       $        $         $         $          $
         SP Conservative Asset Allocation Portfolio         $       $       $       $        $         $         $          $
         SP Davis Value Portfolio                           $       $       $       $        $         $         $          $
         SP Deutsche International Equity Portfolio         $       $       $       $        $         $         $          $
         SP Growth Asset Allocation Portfolio               $       $       $       $        $         $         $          $
         SP INVESCO Small Company Growth Portfolio          $       $       $       $        $         $         $          $
         SP Jennison International Growth Portfolio         $       $       $       $        $         $         $          $
         SP Large Cap Value Portfolio                       $       $       $       $        $         $         $          $
         SP MFS Capital Opportunities Portfolio             $       $       $       $        $         $         $          $
         SP MFS Mid-Cap Growth Portfolio                    $       $       $       $        $         $         $          $
         SP PIMCO High Yield Portfolio                      $       $       $       $        $         $         $          $
         SP PIMCO Total Return Portfolio                    $       $       $       $        $         $         $          $
         SP Prudential U.S. Emerging Growth Portfolio       $       $       $       $        $         $         $          $
         SP Small/Mid Cap Value Portfolio                   $       $       $       $        $         $         $          $
         SP Strategic Partners Focused Growth Portfolio     $       $       $       $        $         $         $          $
Janus Aspen Series
           Growth Portfolio -- Service Shares               $       $       $       $        $         $         $          $

These examples do not show past or future expenses. Actual expenses for a particular year may be more or less than those shown in the examples.

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PART II SECTIONS 1-9
--------------------------------------------------------------------------------
PRUCO LIFE ELITE PROSPECTUS

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PART II  PRUCO LIFE ELITE PROSPECTUS  SECTIONS 1-9
        1:
WHAT IS THE PRUCO LIFE ELITE VARIABLE ANNUITY?
--------------------------------------------------------------------------------

THE PRUCO LIFE ELITE VARIABLE ANNUITY IS A CONTRACT BETWEEN YOU, THE OWNER, AND US, THE INSURANCE COMPANY, PRUCO LIFE INSURANCE COMPANY (PRUCO LIFE, WE OR US).

Under our contract or agreement, in exchange for your payment to us, we promise to pay you a guaranteed income stream that can begin any time after the second contract anniversary. Your annuity is in the accumulation phase until you decide to begin receiving annuity payments. The date you begin receiving annuity payments is the annuity date. On the annuity date, your contract switches to the income phase.

   This annuity contract benefits from tax deferral. Tax deferral means that you are not taxed on earnings or appreciation on the assets in your contract until you withdraw money from your contract.

   Pruco Life Elite is a variable annuity contract. This means that during the accumulation phase, you can allocate your assets among 27 variable investment options and two guaranteed fixed interest rate options as well. If you select variable investment options, the amount of money you are able to accumulate in your contract during the accumulation phase depends upon the investment performance of the mutual fund associated with that variable investment option. Because the mutual funds' portfolios fluctuate in value depending upon market conditions, your contract value can either increase or decrease. This is important, since the amount of the annuity payments you receive during the income phase depends upon the value of your contract at the time you begin receiving payments.

   As the owner of the contract, you have all of the decision-making rights under the contract. You will also be the annuitant unless you designate someone else. The annuitant is the person whose life is used to determine how much and how long these payments will continue once the income phase begins. On and after the annuity date, the annuitant is the owner and may not be changed.

   The beneficiary is the person(s) or entity you designate to receive any death benefit if the owner(s) dies during the accumulation phase. You may change the beneficiary any time prior to the annuity date by making a written request to us. Your request becomes effective when we approve it.

SHORT TERM CANCELLATION RIGHT OR "FREE LOOK"

If you change your mind about owning Pruco Life Elite, you may cancel your contract within 10 days after receiving it (or whatever period is required by applicable law). You can request a refund by returning the contract either to the representative who sold it to you, or to the Prudential Annuity Service Center at the address shown on the first page of this prospectus. You will receive, depending on applicable law:

-  Your full purchase payment; or

- The amount your contract is worth as of the day we receive your request. This amount may be more or less than your original payment.

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PART II  PRUCO LIFE ELITE PROSPECTUS  SECTIONS 1-9
        2:
WHAT INVESTMENT OPTIONS CAN I CHOOSE?

THE CONTRACT GIVES YOU THE CHOICE OF ALLOCATING YOUR PURCHASE PAYMENTS TO ANY ONE OR MORE OF 27 VARIABLE INVESTMENT OPTIONS.

The 27 variable investment options invest in mutual funds managed by leading investment advisors. You should read the mutual fund prospectus before you decide to allocate your assets to the variable investment option using that fund.

VARIABLE INVESTMENT OPTIONS

Listed below are the mutual funds in which the variable investment options invest. Each variable investment option has a different investment objective.

THE PRUDENTIAL SERIES FUND

-  Prudential Equity Portfolio

-  Prudential Global Portfolio

-  Prudential Jennison Portfolio (domestic equity)

-  Prudential Money Market Portfolio

-  Prudential Stock Index Portfolio

-  Prudential Value Portfolio

-  SP Aggressive Growth Asset Allocation Portfolio

-  SP AIM Aggressive Growth Portfolio

-  SP AIM Growth and Income Portfolio

-  SP Alliance Large Cap Growth Portfolio

-  SP Alliance Technology Portfolio

-  SP Balanced Asset Allocation Portfolio

-  SP Conservative Asset Allocation Portfolio

-  SP Davis Value Portfolio

-  SP Deutsche International Equity Portfolio

-  SP Growth Asset Allocation Portfolio

-  SP INVESCO Small Company Growth Portfolio

-  SP Jennison International Growth Portfolio

-  SP Large Cap Value Portfolio

-  SP MFS Capital Opportunities Portfolio

-  SP MFS Mid-Cap Growth Portfolio

-  SP PIMCO High Yield Portfolio

-  SP PIMCO Total Return Portfolio

-  SP Prudential U.S. Emerging Growth Portfolio

-  SP Small/Mid Cap Value Portfolio

-  SP Strategic Partners Focused Growth Portfolio

The Prudential Equity Portfolio, Prudential Value Portfolio, Prudential Global Portfolio, Prudential Jennison Portfolio, Prudential Money Market Portfolio, Prudential Stock Index Portfolio, and each "SP" Portfolio of the Prudential Series Fund, are managed by a subsidiary of Prudential called Prudential Investments LLC (PI). In addition, the portfolios listed below also have subadvisers, which are listed below and which have day-to-day responsibility for managing the portfolio, subject to the oversight of PI.

    Prudential Money Market Portfolio and Prudential Stock Index Portfolio:
    Prudential Investment Management, Inc.

    Prudential Global Portfolio, Prudential Jennison Portfolio, SP Jennison International Growth Portfolio, and SP Prudential U.S. Emerging Growth
    Portfolio: Jennison Associates LLC

    Prudential Equity Portfolio: Jennison Associates LLC, GE Asset Management, Incorporated, and Salomon Brothers Asset Management Inc.

    Prudential Value Portfolio: Jennison Associates LLC, Deutsche Asset Management Inc., and Victory Capital Asset Management Inc.

    SP Strategic Partners Focused Growth Portfolio: Jennison Associates LLC and Alliance Capital Management L.P.

    SP AIM Aggressive Growth Portfolio and SP AIM Growth and Income
    Portfolio: A I M Capital Management, Inc.

    SP Alliance Large Cap Growth Portfolio and SP Alliance Technology
    Portfolio: Alliance Capital Management L.P.

    SP Davis Value Portfolio: Davis Advisors

    SP Deutsche International Equity Portfolio: Deutsche Asset Management Inc., a wholly-owned subsidiary of Deutsche Bank AG

    SP INVESCO Small Company Growth Portfolio: INVESCO Funds Group, Inc.

    SP Large Cap Value Portfolio and SP Small/Mid Cap Value Portfolio:
    Fidelity Management and Research Company

    SP MFS Capital Opportunities Portfolio and SP MFS Mid-Cap Growth
    Portfolio: Massachusetts Financial Services Company

    SP PIMCO High Yield Portfolio and SP PIMCO Total Return Portfolio:
    Pacific Investment Management Company

Janus Aspen Series

-  Growth Portfolio--Service Shares

Janus Capital Corporation serves as investment adviser to the Growth Portfolio--Service Shares of Janus Aspen Series.
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PART II  PRUCO LIFE ELITE PROSPECTUS  SECTIONS 1-9

FIXED INTEREST RATE OPTIONS

We offer two fixed interest rate options:

-  a one-year fixed rate option, and

-  a dollar cost averaging fixed rate option ("DCA Fixed Rate Option").

   We set a one year guaranteed annual interest rate that is always available for the one-year fixed rate option. For the DCA Fixed Rate Option, the interest rate is guaranteed for the applicable period of time for which transfers are made.

   When you select one of these options, your payment will earn interest at the established rate for the applicable interest rate period. A new interest rate period is established every time you allocate or transfer money into a fixed interest rate option. (You may not transfer amounts from other investment options into the DCA Fixed Rate Option.) You may have money allocated in more than one interest rate period at the same time. This could result in your money earning interest at different rates and each interest rate period maturing at a different time. The minimum interest rate for the one-year fixed rate option will never be less than 2% (3% for later contract years). The minimum interest rate for the DCA Fixed Rate Option will never be less than 3%.

   You may allocate all or part of any purchase payment to the DCA Fixed Rate Option. Under this option, you automatically transfer amounts over a stated period (currently, six or twelve months) from the DCA Fixed Rate Option to the variable investment options you select. We will invest the assets you allocate to the DCA Fixed Rate Option in our general account until they are transferred.

   If you choose to allocate all or part of a purchase payment to the DCA Fixed Rate Option, the minimum amount of the purchase payment you may allocate is $5,000. Purchase payments of less than $5,000 may not be allocated to the DCA Fixed Rate Option. The first periodic transfer will occur on the date you allocate your purchase payment to the DCA Fixed Rate Option.

   Subsequent transfers will occur on the monthly anniversary of the first transfer. Currently, you may choose to have the purchase payments allocated to the DCA Fixed Rate Option transferred to the selected variable investment options in either six or twelve monthly installments, and you may not change that number of monthly installments after you have chosen the DCA Fixed Rate Option. You may allocate to both the six-month and twelve-month options, but the minimum amount of a purchase payment that may be allocated to one or the other is $5,000. (In the future, we may make available other numbers of transfers and other transfer schedules--for example, quarterly as well as monthly.) If you choose a six-payment transfer schedule, each transfer generally will equal 1/6th of the amount you allocated to the DCA Fixed Rate Option, and if you choose a twelve-payment transfer schedule, each transfer generally will equal 1/12th of the amount you allocated to the DCA Fixed Rate Option. In either case, the final transfer amount generally will also include the credited interest. You may change at any time the variable investment options into which the DCA Fixed Rate Option assets are transferred. Transfers from the DCA Fixed Rate Option do not count toward the maximum number of free transfers allowed under the contract.

   If you make a withdrawal or have a fee assessed from your contract, and all or part of that withdrawal or fee comes out of the DCA Fixed Rate Option, we will recalculate the periodic transfer amount to reflect the change. This recalculation may include some or all of the interest credited to the date of the next scheduled transfer. If a withdrawal or fee assessment reduces the monthly transfer amount below $100, we will transfer the remaining balance in the DCA Fixed Rate Option on the next scheduled transfer date.

   By investing amounts on a regular basis instead of investing the total amount at one time, the DCA Fixed Rate Option may decrease the effect of market fluctuation on the investment of your purchase payment. Of course, dollar cost averaging cannot ensure a profit or protect against loss in a declining market.

TRANSFERS AMONG OPTIONS

You can transfer money among the variable investment options. Your transfer request may be made by telephone, electronically, or otherwise in paper form to
--------------------------------------------------------------------------------

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PART II  PRUCO LIFE ELITE PROSPECTUS  SECTIONS 1-9
        2:
WHAT INVESTMENT OPTIONS CAN I CHOOSE? CONTINUED

the Prudential Annuity Service Center. Only two transfers per month may be made by telephone or electronically. After that, all transfer requests must be in writing with an original signature. We have procedures in place to confirm that instructions received by telephone or electronically are genuine. We will not be liable for following telephone or electronic instructions that we reasonably believe to be genuine. Your transfer request will take effect at the end of the business day on which it was received. Our business day usually closes at 4:00 p.m. Eastern time.

   During the contract accumulation phase, you can make 12 transfers each contract year, among the investment options, without charge. If you make more than 12 transfers in one contract year, you may be charged up to $30 for each additional transfer. Currently we charge only $10 for additional transfers. (Dollar Cost Averaging and Auto-Rebalancing transfers are always free, and do not count toward the 12 free transfers per year.)

MARKET TIMING

THE CONTRACT WAS NOT DESIGNED FOR MARKET TIMING OR FOR PERSONS THAT MAKE PROGRAMMED, LARGE, OR FREQUENT TRANSFERS. BECAUSE MARKET TIMING AND SIMILAR TRADING PRACTICES GENERALLY ARE DISRUPTIVE TO THE SEPARATE ACCOUNT AND THE UNDERLYING MUTUAL FUNDS, WE MONITOR CONTRACT TRANSACTIONS IN AN EFFORT TO IDENTIFY SUCH TRADING PRACTICES. IF WE DETECT THOSE PRACTICES, WE RESERVE THE RIGHT TO REJECT A PROPOSED TRANSACTION AND TO MODIFY THE CONTRACT'S TRANSFER PROCEDURES. FOR EXAMPLE, WE MAY DECIDE NOT TO ACCEPT THE TRANSFER REQUEST OF AN AGENT ACTING UNDER A POWER OF ATTORNEY ON BEHALF OF MORE THAN ONE CONTRACTHOLDER.

DOLLAR COST AVERAGING

The dollar cost averaging (DCA) feature allows you to systematically transfer either a fixed dollar amount or a percentage out of any variable investment option into any other variable investment option(s). You can transfer money to more than one variable investment option. The investment option used for the transfers is designated as the DCA account. You can have these automatic transfers made from the DCA account monthly, quarterly, semiannually or annually. By allocating amounts on a regular schedule instead of allocating the total amount at one particular time, you may be less susceptible to the impact of market fluctuations. Of course, there is no guarantee that dollar cost averaging will ensure a profit or protect against a loss in declining markets.

   Each transfer from your DCA account must be at least $100. Transfers will be made automatically on the schedule you elect until the entire amount in your DCA account has been transferred or until you tell us to discontinue the transfers. If your DCA account balance drops below $100, the entire remaining balance of the account will be transferred on the next transfer date. You can allocate subsequent purchase payments to re-open the DCA account at any time.

   Your transfers will be made on the last calendar day of each transfer period you have selected, provided that the New York Stock Exchange is open on that date. If the New York Stock Exchange is not open on a particular transfer date, the transfer will take effect on the next business day.

   Any transfers you make because of Dollar Cost Averaging are not counted toward the 12 free transfers you are allowed each contract year. The DCA feature is available only during the contract accumulation phase, and is offered without charge.

ASSET ALLOCATION PROGRAM

We recognize the value of having advice when deciding on the allocation of your money. If you choose to participate in the Asset Allocation Program, your representative will give you a questionnaire to complete that will help determine a program that is appropriate for you. Your asset allocation will be prepared based on your answers to the questionnaire. You will not be charged for this service, and you are not obligated to participate or to invest according to program recommendations.

AUTO-REBALANCING

Once your money has been allocated among the variable investment options, the actual performance of
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 20

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PART II  PRUCO LIFE ELITE PROSPECTUS  SECTIONS 1-9

the investment options may cause your allocation to shift. For example, an investment option that initially holds only a small percentage of your assets could perform much better than another investment option. Over time, this option could increase to a larger percentage of your assets than you desire. You can direct us to automatically rebalance your assets to return to your original allocation or to change allocations by selecting the Auto-Rebalancing feature. The DCA account cannot participate in this feature.

   Your rebalancing will be done monthly, quarterly, semiannually or annually based on your choice. The rebalancing will be done on the last calendar day of the period you have chosen, provided that the New York Stock Exchange is open on that date. If the New York Stock Exchange is not open on that date, the rebalancing will take effect on the next business day.

   Any transfers you make because of Auto-Rebalancing are not counted toward the 12 free transfers you are allowed per year. This feature is available only during the contract accumulation phase, and is offered without charge. If you choose auto-rebalancing and dollar cost averaging, auto-rebalancing will take place after the transfers from your DCA account.

VOTING RIGHTS

We are the legal owner of the shares of the mutual funds available as variable investment options. However, we vote the shares of the mutual funds according to voting instructions we receive from contractowners. We will mail you a proxy which is a form you need to complete and return to us to tell us how you wish us to vote. When we receive those instructions, we will vote all of the shares we own on your behalf in accordance with those instructions. Fund shares for which we do not receive instructions or which we own in our own right, are voted in the same proportion as shares for which instructions are received from contractowners. We may change the way your voting instructions are calculated if it is required by federal or state regulation.

SUBSTITUTION

We may substitute one or more of the mutual funds used by the variable investment options. We may also cease to allow investments in existing funds. We would do this only if events such as investment policy changes or tax law changes make the mutual fund unsuitable. We would not do this without the approval of the Securities and Exchange Commission and necessary state insurance department approvals. You will be given specific notice in advance of any substitution we intend to make.

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PART II  PRUCO LIFE ELITE PROSPECTUS  SECTIONS 1-9

        3:

WHAT KIND OF PAYMENTS WILL I RECEIVE DURING THE INCOME PHASE? (ANNUITIZATION)

PAYMENT PROVISIONS

We can begin making annuity payments any time after the second contract anniversary (or as required by state law if different). Annuity payments must begin no later than the contract anniversary coinciding with or next following the annuitant's 95th birthday (unless we agree to another date).

     We make the income plans described below available at any time before the annuity date. These plans are called annuity options or settlement options. During the income phase, all of the annuity options under this contract are fixed annuity options. This means that your participation in the variable investment options ends on the annuity date. If an annuity option is not selected by the annuity date, the Life Income Annuity Option (Option 2, described below) will automatically be selected unless prohibited by applicable law. GENERALLY, ONCE THE ANNUITY PAYMENTS BEGIN, THE ANNUITY OPTION CANNOT BE CHANGED AND YOU CANNOT MAKE WITHDRAWALS.

OPTION 1

ANNUITY PAYMENTS FOR A FIXED PERIOD

Under this option, we will make equal payments for the period chosen, up to 25 years. The annuity payments may be made monthly, quarterly, semiannually, or annually, as you choose, for the fixed period. If the annuitant dies during the income phase, payments will continue to the beneficiary for the remainder of the fixed period. A lump sum payment will be made to the beneficiary if the beneficiary so chooses. The amount of the lump sum payment is determined by calculating the present value of the unpaid future payments. This is done by using the interest rate used to compute the actual payments. The interest rate used will always be at least 3% a year.

OPTION 2
LIFE INCOME ANNUITY OPTION

Under this option, we will make annuity payments monthly, quarterly, semiannually, or annually as long as the annuitant is alive. If the annuitant dies before we have made 10 years worth of payments, we will pay the beneficiary the present value of the remaining annuity payments in one lump sum unless we were specifically instructed that the remaining annuity payments continue to be paid to the beneficiary. The present value of the remaining annuity payments is calculated by using the interest rate used to compute the amount of the original 120 payments. The interest rate used will always be at least 3% a year.

     If an annuity option is not selected by the annuity date, this is the option we will automatically select for you, unless prohibited by applicable law. If the life income annuity option is prohibited by applicable law, then we will pay you a lump sum in lieu of this option.

OPTION 3
INTEREST PAYMENT OPTION

Under this option, we hold all or a portion of your contract value in order to accumulate interest. We can make interest payments on a monthly, quarterly, semiannual, or annual basis or allow the interest to accrue on your contract assets. Under this option, we will pay you interest at an effective rate of at least 3% a year. This option is not available if your contract is held in an IRA. Under this option, all gain in the annuity will be taxable as of the annuity date. Under this option, you can withdraw part or all of the Contract Value that we are holding at any time.

OPTION 4

OTHER ANNUITY OPTIONS

We currently offer a variety of other annuity options not described above. At the time annuity payments are chosen, we may make available to you any of the fixed annuity options that are offered at your annuity date.

     Depending upon the annuity option you choose, you may incur a withdrawal charge when the income phase begins. Currently, if permitted by state law, we deduct any applicable withdrawal charge if you choose Option 1 for a period shorter than five years, Option 3, or certain other annuity options that we may make available. We do not deduct a withdrawal charge if you choose Option 1 for a period of five years or longer or Option 2. For information about withdrawal charges, see "What are the Expenses Associated with the Pruco Life Elite Contract," page 29.

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PART II  PRUCO LIFE ELITE PROSPECTUS  SECTIONS 1-9

        4:

WHAT IS THE DEATH BENEFIT?

THE DEATH BENEFIT FEATURE PROTECTS THE VALUE OF THE CONTRACT FOR THE
BENEFICIARY.

BENEFICIARY

The beneficiary is the person(s) or entity you name to receive any death benefit. The beneficiary is named at the time the contract is issued, unless you change it at a later date. Unless an irrevocable beneficiary has been named, during the accumulation period you can change the beneficiary at any time before the owner or last survivor, if there are joint owners, dies.

CALCULATION OF THE DEATH BENEFIT

If the owner (or the last surviving of the owner and joint owner, if there is a joint owner) dies during the accumulation phase, we will, upon receiving appropriate proof of death, pay a death benefit to the beneficiary designated by the owner. If death is on or prior to age 80, the beneficiary will receive the greater of the following:

1) The current value of your contract (as of the time we receive appropriate proof of death).

2) Either the base death benefit, which equals the total invested purchase payments you have made proportionally reduced by any withdrawals, or, if you have chosen a guaranteed minimum death benefit, the "protected value" of that death benefit.

   You may elect the base death benefit if you are 85 or younger and you may elect a guaranteed minimum death benefit if you are 75 or younger. The protected value of the guaranteed minimum death benefit, which depends upon which option you have chosen, may equal the "step-up value," the "roll-up value," or the greater of the two:

   STEP-UP GUARANTEED MINIMUM DEATH BENEFIT--The step-up value equals the highest value of the contract on any contract anniversary date--that is, on each contract anniversary, the new step-up value becomes the higher of the previous step-up value and the current contract value. Between anniversary dates, the step-up value is only increased by additional purchase payments and reduced proportionally by withdrawals. This death benefit is not available if you are 80 or older on the contract date.

   ROLL-UP GUARANTEED MINIMUM DEATH BENEFIT--The roll-up value equals the total of all invested purchase payments compounded daily at an effective annual rate of 5.0%, subject to a cap of 200% of all invested purchase payments. Both the roll-up value and the cap are reduced proportionally by withdrawals.

   GREATER OF STEP-UP OR ROLL-UP GUARANTEED MINIMUM DEATH BENEFIT--Under this option, the protected value is equal to the greater of the step-up value and the roll-up value.

   If you have chosen the base death benefit and death occurs after age 80, the beneficiary will receive the base death benefit described above. If you have chosen the guaranteed minimum death benefit option and death occurs on or after age 80, the beneficiary will receive the greater of: 1) the current contract value as of the date that due proof of death is received, and 2) the protected value of that death benefit as of age 80, increased by subsequent invested purchase payments reduced proportionally by any subsequent withdrawals. For this purpose, an owner is deemed to reach age 80 on the contract anniversary on or following the owner's actual 80th birthday (or if there is a joint owner, the contract anniversary on or following the older owner's actual 80th birthday).

   Here is an example of a proportional reduction:

   If an owner withdrew 25% of a contract valued at $100,000 and if the protected value was $80,000, the new protected value following the withdrawal would be $60,000 or 75% of what it had been prior to the withdrawal.

   Special rules apply if the beneficiary is the spouse of the owner, and the contract does not have a joint owner. In that case, upon the death of the owner, the spouse will have the choice of the following:

- The contract can continue, under the spousal continuance benefit described beginning on page 25, and the spouse will become the new owner of the contract; or

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- The spouse can receive the death benefit. If the spouse does wish to receive the death benefit, he or she must make that choice within the first 60 days following our receipt of proof of death. Otherwise, the contract will continue with the spouse as owner.

   Special rules also apply if the contract has an owner and a joint owner and they are spouses at the time that one dies. If that occurs, the surviving spouse has the choice of the following:

- The contract can continue, with the surviving spouse as the sole owner of the contract; or

- The surviving spouse can receive the adjusted contract value and the contract will end. If the surviving spouse does wish to receive the adjusted contract value, he or she must make that choice within the first 60 days following our receipt of proof of death. Otherwise, the contract will continue with the surviving spouse as the sole owner.

   Finally, special rules apply if the contract has an owner and a joint owner, and they are not spouses at the time that one dies. In that situation, the contract will not continue. Instead, the beneficiary will receive the adjusted contract value.

   If ownership of the contract changes as a result of the owner assigning it to someone else, we will reset the value of the death benefit to equal the contract value on the date the change of ownership occurs, and for purposes of computing the future death benefit, we will treat that contract value as a purchase payment occurring on that date.

   Depending on applicable state law, some death benefit options may not be available or may be subject to certain restrictions under your contract.

PAYOUT OPTIONS

The beneficiary may, within 60 days of providing proof of death, choose to take the death benefit under one of several death benefit payout options listed below.

   The death benefit payout options are:

  Choice 1. Lump sum payment of the death benefit.

  Choice 2. The payment of the entire death benefit within 5 years of the date of death of the last to survive of the owner or joint owner.

  Choice 3. Payment of the death benefit under an annuity or annuity settlement option over the lifetime of the beneficiary or over a period not extending beyond the life expectancy of the beneficiary, with distribution beginning within one year of the date of death of the last to survive of the owner or joint owner.

   The tax consequences to the beneficiary may vary among the three death benefit options, as detailed in Section 8 of this prospectus beginning on page 33.

   If the contract has an owner and a joint owner:

- If the owner and joint owner are spouses at the death of the first to die of the two, any portion of the death benefit not applied under Choice 3 within one year of the survivor's date of death must be distributed within five years of the survivor's date of death.

- If the owner and joint owner are not spouses at the death of the first to die of the two, any portion of the death benefit (which is equal to the adjusted contract value) not applied under Choice 3 within one year of the date of death of the first to die must be distributed within five years of that date of death.

EARNINGS APPRECIATOR SUPPLEMENTAL DEATH BENEFIT

Earnings Appreciator is an optional supplemental death benefit payable upon the death of the sole or last surviving owner during the accumulation phase. This benefit is in addition to any other death benefit under your contract.

   Upon our receipt of due proof of death and any other documentation we need, we will determine an earnings appreciator benefit, by applying the percentages set out below to the lesser of (i) the then-existing amount of earnings under your contract and (ii) an amount equal to 300% times the sum of all invested purchase payments previously made under the contract. For purposes of computing earnings and purchase payments under the Earnings Appreciator benefit, we increase the initial purchase payment by any subsequent purchase payments and reduce it proportionally by any withdrawals -- the total contract value less that

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resultant sum being earnings. For purposes of the 300% of invested purchase payments mentioned in this paragraph, we exclude purchase payments made both (i) after the first contract anniversary and (ii) within 12 months of the date of death (proportionally reduced for withdrawals). For contracts with an owner aged 70 or younger on the date the application is signed, the Earnings Appreciator percentage is 40%. For contracts with an owner aged 71 or older but younger than age 76 on the date the application is signed, the Earnings Appreciator percentage is 25%. (In calculating the Earnings Appreciator benefit under a contract continued by a surviving spouse under the spousal continuance benefit, we will apply the above percentages based on the age of the surviving spouse at the time that the spousal continuance benefit is activated). If the contract is owned jointly, the age of the older of the owner or joint owner determines the Earnings Appreciator percentage. If the contract is owned by a non-natural person, the percentages discussed will be based on the annuitant's age. The Earnings Appreciator benefit is added to any other death benefit payment under the contract.

SPOUSAL CONTINUANCE BENEFIT

This is a benefit that, depending on the contract options chosen, can give the owner's surviving spouse a higher contract value upon the owner's death. Any person who buys a contract and meets our eligibility criteria for this benefit receives the benefit without charge. The benefit must be selected within 60 days of our receipt of proof of the owner's death.

   We offer the spousal continuance benefit only if each of the following conditions is present on the date we receive proof of the owner's death: 1) there is only one owner of the contract, and that owner is the sole annuitant,
2) there is only one beneficiary, 3) the beneficiary is the owner's spouse, 4) the surviving spouse is not older than 95 on that date, and 5) the surviving spouse becomes the new owner and annuitant.

   If you have not selected the guaranteed minimum death benefit feature (i.e., you have the base death benefit), then upon the activation of the spousal continuance benefit, we will adjust the contract value, as of the date of our receipt of proof of death, to equal the greater of the following: 1) the contract value as of the date of our receipt of proof of death or 2) the sum of all invested purchase payments (proportionally reduced by withdrawals) made prior to the date on which we receive proof of the owner's death. We will add the amount of any Earnings Appreciator benefit that you have selected to each of the amounts specified immediately above.

   If you selected a guaranteed minimum death benefit feature, then upon activation of the spousal continuance benefit, we will adjust the contract value, as of the date of our receipt of proof of death, to equal the greater of the following: 1) the contract value as of the date of our receipt of proof of death, or 2) the protected value based on the guaranteed minimum death benefit option chosen (e.g., the step-up value, roll-up value or the greater of the two). We will add the amount of any Earnings Appreciator benefit that you have selected to each of the amounts specified immediately above.

   If the step-up or greater of step-up and roll-up is chosen, when the spousal continuance benefit is activated by a surviving spouse younger than 80, we will adjust the step-up value to equal the contract value as described above to reflect the spousal continuance benefit. If the surviving spouse was younger than 80 at the owner's death, then we will continue to adjust the step-up value annually until the surviving spouse's attainment of age 80. We make no such adjustment if the surviving spouse is 80 or older. After the surviving spouse attains age 80, we will continue to adjust the step-up value only to account for additional purchase payments and to reduce the step-up value proportionally by withdrawals.

   If the roll-up or greater of step-up or roll-up is chosen, when the spousal continuance benefit is activated by a surviving spouse younger than 80, we will adjust the roll-up value as described above to reflect the spousal continuance benefit. We will also re-set the surviving spouse's roll-up cap to equal 200% of the contract value (adjusted to reflect the spousal continuance benefit). No adjustment will be made to either the

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roll-up value or the roll-up cap if the surviving spouse is 80 or older. If the surviving spouse was younger than 80 at the owner's death, then we will continue to increase the roll-up annually until the earlier of either (i) the surviving spouse's attainment of age 80 or (ii) the attainment of the re-set roll-up cap.

   In addition to adjusting the contract value and protected value (as applicable) when the spousal continuance benefit is activated, we also adjust the surviving spouse's death benefit at that time. Specifically, and as detailed in your contract, we set the surviving spouse's death benefit to equal the contract value (as adjusted in the way described above in connection with the activation of the spousal continuance benefit).

   We will not allow the surviving spouse to continue the Earnings Appreciator benefit (or bear the charge associated with that benefit) if that owner is age 76 or older when spousal continuance is activated. If the surviving spouse does continue the Earnings Appreciator benefit, then we will calculate the benefit payable upon the surviving spouse's death generally in the same manner as discussed in this section. However, we will treat the contract value (as adjusted under the spousal continuance benefit) as the first purchase payment.

   In the preceding discussion of the spousal continuance benefit, we intend references to attainment of age 80 to refer to the contract anniversary on or following the actual 80th birthday of the surviving spouse.

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        5:

HOW CAN I PURCHASE A PRUCO LIFE ELITE CONTRACT?

PURCHASE PAYMENTS

A purchase payment is the amount of money you give us to purchase the contract. The minimum purchase payment is $10,000. With some restrictions, you can make additional purchase payments of at least $500 or more at any time during the accumulation phase. We impose a minimum of $100 with respect to additional purchase payments made through electronic funds transfers. However, no purchase payments may be made on or after the earliest 85th birthday of:

-  the owner;

-  joint owner; or

-  the annuitant.

   We have established an aggregate maximum purchase payment limit of $20 million, and we limit the maximum total purchase payments per contract in any contract year, other than the first, to $2 million. Depending on the applicable state law, other limits may apply.

ALLOCATION OF PURCHASE PAYMENTS

When you purchase a contract, we will allocate your purchase payment among the variable investment and fixed interest rate options based on the percentages you choose. The percentage of your allocation to a specific investment option can range in whole percentages from 1% to 100%. If, after the initial invested purchase payment, we receive a purchase payment without allocation instructions, we will allocate the corresponding invested purchase payment in the same proportion as your most recent purchase payment (unless you directed us to allocate that purchase payment on a one-time-only basis).

   You may submit an allocation change request at any time. Contact the Prudential Annuity Service Center for details.

   We generally will credit the initial purchase payment to your contract within two business days from the day on which the payment is received at the Prudential Annuity Service Center, if we receive the application in good order. If the application is not received in good order, we will take up to five business days to try to complete the application. If the application cannot be completed within that five business day period, we will return your payment to you (unless you consent to our retention of it). We credit subsequent payments on the business day on which they are received in good order at the Prudential Annuity Service Center. Our business day ends when the New York Stock Exchange closes, usually at 4:00 p.m. Eastern time.

CALCULATING CONTRACT VALUE

The value of your contract will go up or down depending on the investment performance of the variable investment option(s) you choose. To determine the value of your contract, we use a unit of measure called an accumulation unit. An accumulation unit works like a share of a mutual fund.

   Every day we determine the value of an accumulation unit for each of the variable investment options. We do this by:

1) adding up the total amount of money allocated to a specific investment option;

2) subtracting from that amount insurance charges and any other applicable charges such as for taxes; and

3) dividing this amount by the number of outstanding accumulation units.

   When you make a purchase payment, we credit your contract with accumulation units of the subaccount or subaccounts selected. The number of accumulation units credited to your contract is determined by dividing the amount of the purchase payment allocated to an investment option by the unit price of the accumulation unit for that investment option. We calculate the unit price for each investment option after the New York Stock Exchange closes each day and then credit your contract. The value of the accumulation units can increase, decrease, or remain the same from day to day.

   We cannot guarantee that your contract value will increase or that it will not fall below the amount of your total purchase payments.

   We reserve the right to terminate the contract, and pay the contract value to you, in either of the following scenarios: (i) if immediately prior to the annuity date, the contract value is less than $2000, or if the contract would provide annuity payments of less than $20 per

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month and (ii) if during the accumulation period, no purchase payment has been received during the immediately preceding two contract years and each of the following is less than $2000: (a) the total purchase payments (less withdrawals) made prior to such period, and (b) the current contract value.

CREDIT ELECTION

We will notify you of your option to make a credit election thirty days before your 3rd and 6th contract anniversaries. If you make a credit election, we will add to your contract value a credit amount of no less than .05% of the contract value as of the applicable contract anniversary. Currently, the maximum credit is 1%. The credit will be allocated to the variable investment and fixed interest rate options in the same proportion as the contract value on the contract anniversary. We must receive your credit election in good order by your contract anniversary in order to add the credit to your contract value. This option is not available if the annuitant or co-annuitant is 81 or older on the contract date, the contract is continued under the spousal continuance benefit, or you previously elected not to take the credit.

   After you make a credit election, amounts you withdraw will be subject to the following credit election withdrawal charges depending upon the number of contract years since your credit election:

CONTRACT YEARS        CREDIT ELECTION
 SINCE CREDIT            WITHDRAWAL
   ELECTION                CHARGE
--------------------------------------
      0                      7%
      1                      7%
      2                      7%
      3                      0%

   The credit election withdrawal charges are determined and applied in the same manner as the withdrawal charges described on page 29. Credits and related earnings are treated as earnings under the contract.

   We recoup the cost of the credit by assessing higher charges. If you make a withdrawal during the credit election withdrawal charge period you may be in a worse position than if you had declined the credit.

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        6:
WHAT ARE THE EXPENSES ASSOCIATED WITH THE PRUCO LIFE ELITE CONTRACT?

THERE ARE CHARGES AND OTHER EXPENSES ASSOCIATED WITH THE CONTRACT THAT REDUCE THE RETURN ON YOUR INVESTMENT. THESE CHARGES AND EXPENSES ARE DESCRIBED BELOW.

INSURANCE AND ADMINISTRATIVE CHARGE

Each day, we make a deduction for the insurance and administrative charge. The insurance and administrative charge covers our expenses for mortality and expense risk, administration, marketing and distribution. If you choose the guaranteed minimum death benefit option, the insurance and administrative charge also includes a charge to cover our assumption of the associated risk. The mortality risk portion of the charge is for assuming the risk that the annuitant(s) will live longer than expected based on our life expectancy tables. When this happens, we pay a greater number of annuity payments. The expense risk portion of the charge is for assuming the risk that the current charges will be insufficient in the future to cover the cost of administering the contract. The administrative expense portion of the charge is for the expenses associated with the administration of the contract. This would include preparing and issuing the contract; establishing and maintaining contract records; preparation of confirmations and annual reports; personnel costs; legal and accounting fees; filing fees; and systems costs. The guaranteed minimum death benefit risk portion of the charge, if applicable, covers our assumption of the risk that the protected value of the contract will be larger than the base death benefit if the contract owner dies during the accumulation phase.

   We calculate the insurance and administrative charge based on the average daily value of all assets allocated to the variable investment options. The amount of the charge depends on the death benefit option that you choose. The charge on an annual basis is equal to 1.60% if you choose the base death benefit, 1.80% if you choose either the roll-up or step-up guaranteed minimum death benefit option, and 1.90% if you choose the greater of the roll-up or step-up guaranteed minimum death benefit option. These charges are not assessed against amounts allocated to the fixed interest rate options.

   If the charges under the contract are not sufficient, then we will bear the loss. We do, however, expect to profit from this charge. The insurance risk charge for your contract cannot be increased. Any profits made from this charge may be used by us to pay for the costs of distributing the contracts.

WITHDRAWAL CHARGE

A withdrawal charge may apply if you make a full or partial withdrawal within three years of the contract date. The withdrawal charge may also apply if you begin the income phase during these periods, depending upon the annuity option you choose. The withdrawal charge is a percentage, shown below, of the amount withdrawn:

CONTRACT YEAR        WITHDRAWAL CHARGE
--------------------------------------
      0                      7%
      1                      7%
      2                      7%
      3                      0%

   In addition, as described on page 28, when you make a credit election a 7% withdrawal charge will be applied to amounts withdrawn for the three contract years following the credit election.

   If a withdrawal is effective on the day before a contract anniversary, the withdrawal charge percentage as of the following contract anniversary will apply.

   If you request a withdrawal, we will:

   - deduct an amount from the contract value that is sufficient to pay the withdrawal charge, and

   -  provide you with the amount requested.

   If you request a full withdrawal, we will provide you with the full amount of the contract value after making these deductions.

   Each contract year, you may withdraw a specified amount of your contract value without incurring a withdrawal charge. We determine the "charge-free amount" available to you in a given contract year on the contract anniversary that begins that year. The charge-free amount in a given contract year is equal to 10% of the sum of all purchase payments that you have made as of the applicable contract anniversary. When

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you make a withdrawal, we will deduct the amount of the withdrawal first from the available charge-free amount. Any excess amount will then be deducted from purchase payments in excess of the charge-free amount and subject to applicable withdrawal charges. Once you have withdrawn all purchase payments, additional withdrawals will come from any earnings. We do not impose withdrawal charges on earnings.

   Except as restricted by applicable state law, we will waive all withdrawal charges upon receipt of proof that the owner or a joint owner is terminally ill, or has been confined to an eligible nursing home or eligible hospital continuously for at least three months after the contract date. This waiver is not available if the owner has assigned ownership of the contract to someone else.

EARNINGS APPRECIATOR CHARGE

We will impose an additional charge if you choose the Earnings Appreciator supplemental death benefit. The charge for this benefit is based on an annual rate of 0.30% of your contract value.

   We calculate the charge on each of the following events:

   -  each contract anniversary;

   -  when you begin the income phase of the contract;

   - upon the death of the sole or last surviving owner prior to the income phase;

   -  upon a withdrawal; and

   -  upon a subsequent purchase payment.

   The fee is based on the contract value at time of calculation and is pro-rated for the portion of the year since the last time the fee was calculated.

   The charge is not deducted every time it is calculated. Instead, the charge is deducted, along with any previously calculated but not deducted charge, on each of the following events:

   -  each contract anniversary;

   -  when you begin the income phase of the contract;

   - upon the death of the sole or last surviving owner prior to the income phase;

   -  upon a full withdrawal; and

   - upon a partial withdrawal if the contract value remaining after the partial withdrawal is not enough to cover the then applicable charge.

   We withdraw this charge from each investment option in the same proportion that your contract value is allocated to that option. Upon a full withdrawal or if the contract value remaining after a partial withdrawal is not enough to cover the applicable charge, we will deduct the charge from the amount we pay you.

   The payment of the Earnings Appreciator charge will be deemed to be made from earnings for purposes of calculating other charges.

   As noted above, the charge is calculated and deducted at least once a year on the contract anniversary. In the future, we may calculate and deduct this fee more frequently, such as quarterly.

CONTRACT MAINTENANCE CHARGE

On each contract anniversary during the accumulation phase, if your contract value is less than $100,000, we will deduct the lesser of $50 or 2% of your contract value, for administrative expenses. (This fee may differ in certain states). While this is what we currently charge, we may increase this charge up to a maximum of $60. Also, we may raise the level of the contract value at which we waive this fee. The charge will be deducted proportionately from each of the contract's variable investment and fixed interest rate options. This same charge will also be deducted when you surrender your contract if your contract value is less than $100,000.

TAXES ATTRIBUTABLE TO PREMIUM

There are federal, state and local premium based taxes applicable to your purchase payment. We are responsible for the payment of these taxes and may make a deduction from the value of the contract to pay some or all of these taxes. Some of these taxes are due when the contract is issued, others are due when the annuity payments begin. It is our current practice not to deduct a charge for state premium taxes until annuity payments begin. In the states that impose a premium tax, the current rates range up to 3.5%. It is also our current practice not to deduct a charge for the federal deferred acquisition costs paid by us that are based on premium received. However, we reserve the right to charge the contract owner in the future for any such

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deferred acquisition costs and any federal, state or local income, excise, business or any other type of tax measured by the amount of premium received by us.

TRANSFER FEE

You can make 12 free transfers every contract year. We measure a contract year from the date we issue your contract (contract date). If you make more than 12 transfers in a contract year (excluding Dollar Cost Averaging and Auto-Rebalancing), we will deduct a transfer fee of $10 for each additional transfer. We have the right to increase this fee up to a maximum of $30 per transfer, but we have no current intention of doing so. We will deduct the transfer fee pro-rata from the investment options from which the transfer is made.

COMPANY TAXES

We will pay the taxes on the earnings of the separate account. We are not currently charging the separate account for taxes. We will periodically review the issue of charging the separate account for these taxes and may impose a charge in the future.

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HOW CAN I ACCESS MY MONEY?

YOU CAN ACCESS YOUR MONEY BY:

-  MAKING A WITHDRAWAL (EITHER PARTIAL OR COMPLETE); OR

- ELECTING TO RECEIVE ANNUITY PAYMENTS DURING THE INCOME PHASE.

WITHDRAWALS DURING THE ACCUMULATION PHASE

When you make a complete withdrawal, you will receive the value of your contract minus the applicable charges and fees. We will calculate the value of your contract and charges, if any, as of the date we receive your request in good order at the Prudential Annuity Service Center.

   Unless you tell us otherwise, any partial withdrawal and related withdrawal charges will be made proportionately from all of the variable investment and fixed interest rate options you have selected. The minimum amount which may be withdrawn is $250. If you request a withdrawal that would reduce your total contract fund below the minimum $2,000, we will withdraw the maximum amount that will not reduce the total contract fund below that amount.

   We will generally pay the withdrawal amount, less any required tax withholding, within seven days after we receive a withdrawal request in good order. We will deduct applicable charges, if any, from the assets in your contract.

   INCOME TAXES, TAX PENALTIES AND CERTAIN RESTRICTIONS MAY APPLY TO ANY WITHDRAWAL. FOR A MORE COMPLETE EXPLANATION, SEE SECTION 8 OF THIS PROSPECTUS AND THE TAX DISCUSSION IN THE STATEMENT OF ADDITIONAL INFORMATION.

AUTOMATED WITHDRAWALS

We offer an Automated Withdrawal feature. This feature enables you to receive periodic withdrawals in monthly, quarterly, semiannual or annual intervals. We will process your withdrawals at the end of the business day at the intervals you specify. We will continue at these intervals until you tell us otherwise. You can make withdrawals from any designated investment option or proportionally from all investment options. The minimum automated withdrawal amount you can make is $100.

   INCOME TAXES, TAX PENALTIES AND CERTAIN RESTRICTIONS MAY APPLY TO AUTOMATED WITHDRAWALS. FOR A MORE COMPLETE EXPLANATION, SEE SECTION 8 OF THIS PROSPECTUS AND THE TAX DISCUSSION IN THE STATEMENT OF ADDITIONAL INFORMATION.

SUSPENSION OF PAYMENTS OR TRANSFERS

We may be required to suspend or postpone payments made in connection with withdrawals or transfers for any period when:

- The New York Stock Exchange is closed (other than customary weekend and holiday closings);

-  Trading on the New York Stock Exchange is restricted;

- An emergency exists, as determined by the SEC, during which sales and redemptions of shares of the mutual funds are not feasible or we cannot reasonably value the accumulation units; or

- The Securities and Exchange Commission, by order, permits suspension or postponement of payments for the protection of owners.

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WHAT ARE THE TAX CONSIDERATIONS ASSOCIATED WITH THE PRUCO LIFE ELITE CONTRACT?

The tax considerations associated with the Pruco Life Elite contract vary depending on whether the contract is (i) owned by an individual and not associated with a tax-favored retirement plan, or (ii) held under a tax-favored retirement plan. We discuss the tax considerations for these categories of contracts below. The discussion is general in nature and describes only federal income tax law (not state or other tax laws). It is based on current law and interpretations, which may change. It is not intended as tax advice. A qualified tax adviser should be consulted for complete information and advice.

CONTRACTS OWNED BY INDIVIDUALS (NOT ASSOCIATED WITH TAX-FAVORED RETIREMENT
PLANS)

TAXES PAYABLE BY YOU

We believe the contract is an annuity contract for tax purposes. Accordingly, as a general rule, you should not pay any tax until you receive money under the contract.

   Generally, annuity contracts issued by the same company (and affiliates) to you during the same calendar year must be treated as one annuity contract for purposes of determining the amount subject to tax under the rules described below.

TAXES ON WITHDRAWALS AND SURRENDER

If you make a withdrawal from your contract or surrender it before annuity payments begin, the amount you receive will be taxed as ordinary income, rather than as return of purchase payments, until all gain has been withdrawn. You will generally be taxed on any withdrawals from the contract while you are alive even if the withdrawal is paid to someone else.

   If you assign or pledge all or part of your contract as collateral for a loan, the part assigned will be treated as a withdrawal. Also, if you elect the interest payment option, that election will be treated, for tax purposes, as surrendering your contract.

   If you transfer your contract for less than full consideration, such as by gift, you will trigger tax on the gain in the contract. This rule does not apply if you transfer the contract to your spouse or under most circumstances if you transfer the contract incident to divorce.

   It is our position that the guaranteed minimum death benefit option and other contract benefits are an integral part of the annuity contract and accordingly that the charges made against the annuity contract's cash value for the option should not be treated as distributions subject to income tax. It is possible, however, that the Internal Revenue Service could take the position that such charges should be treated as distributions.

TAXES ON ANNUITY PAYMENTS

A portion of each annuity payment you receive will be treated as a partial return of your purchase payments and will not be taxed. The remaining portion will be taxed as ordinary income. Generally, the nontaxable portion is determined by multiplying the annuity payment you receive by a fraction, the numerator of which is your purchase payments (less any amounts previously received tax-free) and the denominator of which is the total expected payments under the contract.

   After the full amount of your purchase payments have been recovered tax-free, the full amount of the annuity payments will be taxable. If annuity payments stop due to the death of the annuitant before the full amount of your purchase payments have been recovered, a tax deduction may be allowed for the unrecovered amount.

TAX PENALTY ON WITHDRAWALS AND ANNUITY PAYMENTS

Any taxable amount you receive under your contract may be subject to a 10 % tax penalty. Amounts are not subject to this tax penalty if:

-  the amount is paid on or after you reach age 59 1/2 or die;

-  the amount received is attributable to your becoming disabled;

- the amount paid or received is in the form of level annuity payments paid or received not less frequently than annually under a lifetime annuity; and

- the amount received is paid under an immediate annuity contract (in which annuity payments begin within one year of purchase).

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TAX CONSIDERATIONS ASSOCIATED WITH THE PRUCO LIFE ELITE CONTRACT CONTINUED

If you modify the lifetime annuity payment stream (other than as a result of death or disability) before you reach age 59 1/2 (or before the end of the five year period beginning with the first payment and ending after you reach age
59 1/2), your tax for the year of modification will be increased by the penalty tax that would have been imposed without the exception, plus interest for the deferral.

TAXES PAYABLE BY BENEFICIARIES

All the death benefit options are subject to income tax to the extent the distribution exceeds the adjusted basis in the contract and the full value of the death benefit is included in the owner's estate.

   Generally, the same tax rules apply to amounts received by your beneficiary as those set forth above with respect to you. The election of an annuity payment option instead of a lump sum death benefit may defer taxes. Certain minimum distribution requirements apply upon your death, as discussed further below.

REPORTING AND WITHHOLDING DISTRIBUTIONS

Taxable amounts distributed from your annuity contracts are subject to federal and state income tax reporting and withholding. In general, we will withhold federal income tax from the taxable portion of such distribution based on the type of distribution. In the case of an annuity or similar periodic payment, we will withhold as if you are a married individual with 3 exemptions. In the case of all other distributions, we will withhold at a 10% rate. You may generally elect not to have tax withheld from your payments. An election out of withholding must be made on forms that we provide.

   State income tax withholding rules vary and we will withhold based on the rules of your State of residence. Special tax rules apply to withholding for nonresident aliens, and we generally withhold income tax for nonresident aliens at a 30% rate. A different withholding rate may be applicable to a nonresident alien based on the terms of an existing income tax treaty between the United States and the nonresident alien's country. Please refer to the CONTRACTS HELD BY TAX FAVORED PLANS section for withholding rules for tax favored plans (for example, an IRA).

   Regardless of the amount withheld by us, you are liable for payment of federal and state income tax on the taxable portion of annuity distributions. You should consult with your tax advisor regarding the payment of the correct amount of these income taxes and potential liability if you fail to pay such taxes.

ANNUITY QUALIFICATION

   DIVERSIFICATION AND INVESTOR CONTROL. In order to qualify for the tax rules applicable to annuity contracts described above, the contract must be an annuity contract for tax purposes. This means that the assets underlying the annuity contract must be diversified, according to certain rules. It also means that we, and not you as the contract-owner, must have sufficient control over the underlying assets to be treated as the owner of the underlying assets for tax purposes. We believe these rules, which are further discussed in the Statement of Additional Information, will be met.

   REQUIRED DISTRIBUTIONS UPON YOUR DEATH Upon your death (or the death of a joint owner, if earlier), certain distributions must be made under the contract. The required distributions depend on whether you die before you start taking annuity payments under the contract or after you start taking annuity payments under the contract.

   If you die on or after the annuity date, the remaining portion of the interest in the contract must be distributed at least as rapidly as under the method of distribution being used as of the date of death.

   If you die before the annuity date, the entire interest in the contract must be distributed within 5 years after the date of death. However, if an annuity payment option is selected by your designated beneficiary and if annuity payments begin within 1 year of your death, the value of the contract may be distributed over the beneficiary's life or a period not exceeding the beneficiary's life expectancy. Your designated beneficiary is the person to whom ownership of the contract passes by reason of death, and must be a natural person.

   If any portion of the contract is payable to (or for the benefit of) your surviving spouse, that portion of the

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PART II  PRUCO LIFE ELITE PROSPECTUS  SECTIONS 1-9

contract may be continued with your spouse as the owner.

   CHANGES IN THE CONTRACT We reserve the right to make any changes we deem necessary to assure that the contract qualifies as an annuity contract for tax purposes. Any such changes will apply to all contractowners and you will be given notice to the extent feasible under the circumstances.

ADDITIONAL INFORMATION

You should refer to the Statement of Additional Information if:

- The contract is held by a corporation or other entity instead of by an individual or as agent for an individual.

- Your contract was issued in exchange for a contract containing purchase payments made before August 14, 1982.

- You transfer your contract to, or designate, a beneficiary who is either 37 1/2 years younger than you or a grandchild.

CONTRACTS HELD BY TAX FAVORED PLANS

The following discussion covers annuity contracts held under tax-favored retirement plans.

   Currently, the contract may be purchased for use in connection with individual retirement accounts and annuities ("IRAs") which are subject to Sections 408(a), 408(b) and 408A of the Code. At some future time we may allow the contract to be purchased in connection with other retirement arrangements which are also entitled to favorable federal income tax treatment ("tax favored plans"). These other tax favored plans include:

   Simplified employee pension plans ("SEPs") under Section 408(k) of the Code; Saving incentive match plans for employees-IRAs ("SIMPLE-IRAs") under Section 408(p) of the Code; and Tax-deferred annuities ("TDAs") under Section 403(b) of the Code. This description assumes that (i) we will be offering this to both IRA and non-IRA tax favored plans, and (ii) you have satisfied the requirements for eligibility for these products.

   YOU SHOULD BE AWARE THAT TAX FAVORED PLANS SUCH AS IRAS GENERALLY PROVIDE TAX DEFERRAL REGARDLESS OF WHETHER THEY INVEST IN ANNUITY CONTRACTS. THIS MEANS THAT WHEN A TAX FAVORED PLAN INVESTS IN AN ANNUITY CONTRACT, IT GENERALLY DOES NOT RESULT IN ANY ADDITIONAL TAX DEFERRAL BENEFITS.

TYPES OF TAX FAVORED PLANS

   IRAS If you buy a contract for use as an IRA, we will provide you a copy of the prospectus and the contract. The "IRA Disclosure Statement" on page 41 contains information about eligibility, contribution limits, tax particulars and other IRA information. In addition to this information (some of which is summarized below), the IRS requires that you have a "free look" after making an initial contribution to the contract. During this time, you can cancel the contract by notifying us in writing, and we will refund all of the purchase payments under the contract (or, if provided by applicable state law, the amount credited under the contract, calculated as of the date that we receive this cancellation notice, if greater).

   Contributions Limits/Rollovers: Because of the way the contract is designed, you may only purchase a contract for an IRA in connection with a "rollover" of amounts from a qualified retirement plan or transfer from another IRA. You must make a minimum initial payment of $10,000 to purchase a contract. This minimum is greater than the maximum amount of any annual contribution allowed by law that you may make to an IRA (which is generally $2,000 in 2001. For 2002 to 2004 the limit increases to $3,000; for 2005 to 2007, to $4,000; and for 2008, $5,000. After 2008 the contribution amount will be indexed for inflation. The tax law also provides for a catch-up provision for individuals who are age 50 and above. These taxpayers will be permitted to contribute an additional $500 in years 2002 to 2005 and an additional $1,000 in 2006 and years thereafter). The "rollover" rules under the Code are fairly technical; however, an individual (or his or her surviving spouse) may generally "roll over" certain distributions from tax favored retirement plans (either directly or within 60 days from the date of these distributions) if he or she meets the requirements for distribution. Once you buy the contract, you can make regular IRA contributions under the contract (to the

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        8:
TAX CONSIDERATIONS ASSOCIATED WITH THE PRUCO LIFE ELITE CONTRACT CONTINUED

extent permitted by law). However, if you make such regular IRA contributions, you should note that you will not be able to treat the contract as a "conduit IRA," which means that you will not be able subsequently to "roll over" the contract funds originally derived from a qualified retirement plan into another
Section 401(a) plan or TDA (although you may be able to transfer the funds to another IRA).

   Required Provisions: Contracts that are IRAs (or endorsements that are part of the contract) must contain certain provisions:

- You, as owner of the contract, must be the "annuitant" under the contract (except in certain cases involving the division of property under a decree of divorce);

-  Your rights as owner are non-forfeitable;

-  You cannot sell, assign or pledge the contract, other than to Pruco Life;

- The annual premium you pay cannot be greater than the maximum amount allowed by law, including catch-up contributions if applicable (which does not include any rollover amounts);

- The date on which annuity payments must begin cannot be later than the April 1st of the calendar year after the calendar year you turn age 70 1/2; and

- Death and annuity payments must meet "minimum distribution requirements" (described below).

   Usually, the full amount of any distribution from an IRA (including a distribution from this contract) which is not a rollover is taxable. As taxable income, these distributions are subject to the general tax withholding rules described earlier. In addition to this normal tax liability, you may also be liable for the following, depending on your actions:

-  A 10% "early distribution penalty" (described below);

- Liability for "prohibited transactions" if you, for example, borrow against the value of an IRA; or

-  Failure to take a minimum distribution (also generally described below).

   SEPS SEPs are a variation on a standard IRA, and contracts issued to a SEP must satisfy the same general requirements described under IRAs (above). There are, however, some differences:

- If you participate in a SEP, you generally do not include in income any employer contributions made to the SEP on your behalf up to the lesser of (a) $35,000 (in 2001) $40,000 (in 2002) or (b) 15% of the employee's earned income (not including the employer contribution amount as "earned income" for these purposes). However, for these purposes, compensation in excess of certain limits established by the IRS will not be considered. In 2001, this limit is $170,000, it increases to $200,000 in 2002;

- SEPs must satisfy certain participation and nondiscrimination requirements not generally applicable to IRAs; and

- Some SEPs for small employers permit salary deferrals (up to $10,500 in 2001 and $11,000 in 2002) with the employer making these contributions to the SEP. However, no new "salary reduction" or "SAR-SEPs" can be established after 1996. Individuals participating in a SARSEP who are age 50 or above by the end of the year will be permitted to contribute an additional $1,000 in 2002, increasing in $1,000 increments per year until reaching $5,000 in 2006. Thereafter the amount is indexed for inflation.

You will also be provided the same information, and have the same "free look" period, as you would have if you were purchasing the contract for a standard IRA.

   SIMPLE-IRAS SIMPLE-IRAs are another variation on the standard IRA, available to small employers (under 100 employees, on a "controlled group" basis) that do not offer other tax favored plans. SIMPLE-IRAs are also subject to the same basic IRA requirements with the following exceptions:

- Participants in a SIMPLE-IRA may contribute up to $6,500 (in 2001, $7,000 in 2002), as opposed to the usual IRA contribution limit, and employer contributions may also be provided as a match (up to 3% of your compensation); and

- Beginning in 2002, individuals age 50 or above by the end of the year will be permitted to contribute an additional $500 in 2002, increasing in $500

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PART II  PRUCO LIFE ELITE PROSPECTUS  SECTIONS 1-9

   increments per year until reaching $2,500 in 2006. Thereafter the amount is indexed for inflation.

-  SIMPLE-IRAs are not subject to the SEP nondiscrimination rules.

   ROTH IRAS Congress amended the Code in 1997 to add a new Section 408A, creating the "Roth IRA" as a new type of individual retirement plan. Like standard IRAs, income within a Roth IRA accumulates tax-deferred, and contributions are subject to specific limits. Roth IRAs have, however, the following differences:

-  Contributions to a Roth IRA cannot be deducted from your gross income;

- "Qualified distributions" (generally, held for 5 years and payable on account of death, disability, attainment of age 59 1/2, or first time-homebuyer) from Roth IRAs are excludable from your gross income; and

- If eligible, you may make contributions to a Roth IRA after attaining age 70 1/2, and distributions are not required to begin upon attaining such age or at any time thereafter.

   Because the contract's minimum initial payment of $10,000 is greater than the maximum annual contribution permitted to be made to a Roth IRA (generally, the annual contribution allowed by law less any contributions to a traditional IRA. The annual contribution allowed by law for Roth IRAs increases in the same manner as the increases for traditional IRAs as described on page 35), you may purchase a contract as a Roth IRA only in connection with a "rollover" or "conversion" of the proceeds of another traditional IRA, conduit IRA, SEP, SIMPLE-IRA, or Roth IRA. The Code permits persons who meet certain income limitations (generally, adjusted gross income under $100,000), and who receive certain qualifying distributions from such non-Roth IRAs, to directly rollover or make, within 60 days, a "rollover" of all or any part of the amount of such distribution to a Roth IRA which they establish. This conversion triggers current taxation (but is not subject to a 10% early distribution penalty). Once the contract has been purchased, regular Roth IRA contributions will be accepted to the extent permitted by law.

   TDAS You may own a TDA generally if you are either an employer or employee of a tax-exempt organization (as defined under Code Section 501(c)(3)) or a public educational organization, and you may make contributions to a TDA so long as the employee's rights to the annuity are nonforfeitable. Contributions to a TDA, and any earnings, are not taxable until distribution. You may also make contributions to a TDA under a salary reduction agreement, generally up to a maximum of $10,500 (2001, $11,000 in 2002). Individuals participating in a TDA who are age 50 or above by the end of the year will be permitted to contribute an additional $1,000 in 2002, increasing in $1,000 increments per year until reaching $5,000 in 2006. Thereafter the amount is indexed for inflation. Further, you may roll over TDA amounts to another TDA or an IRA. Beginning in 2002 you may also rollover TDA amounts to a qualified retirement plan, a SEP and a 457 government plan. A contract may only qualify as a TDA if distributions (other than "grandfathered" amounts held as of December 31, 1988) may be made only on account of:

-  Your attainment of age 59 1/2;

-  Your severance of employment;

-  Your death;

-  Your total and permanent disability; or

- Hardship (under limited circumstances, and only related to salary deferrals and any earnings attributable to these amounts).

   In any event, you must begin receiving distributions from your TDA by April 1st of the calendar year after the calendar year you turn age 70 1/2 or retire, whichever is later.

   These distribution limits do not apply either to transfers or exchanges of investments under the contract, or to any "direct transfer" of your interest in the contract to another TDA or to a mutual fund "custodial account" described under Code Section 403(b)(7).

   Employer contributions to TDAs are subject to the same general contribution, nondiscrimination, and minimum participation rules applicable to "qualified" retirement plans.

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TAX CONSIDERATIONS ASSOCIATED WITH THE PRUCO LIFE ELITE CONTRACT CONTINUED

MINIMUM DISTRIBUTION REQUIREMENTS AND PAYMENT OPTION

   If you hold the contract under an IRA (or other tax-favored plan), IRS minimum distribution requirements must be satisfied. This means that payments must start by April 1 of the year after the year you reach age 70 1/2 and must be made for each year thereafter. The amount of the payment must at least equal the minimum required under the IRS rules. Several choices are available for calculating the minimum amount, including a new method permitted under IRS rules released in January 2001. More information on the mechanics of this calculation is available on request. Please contact us a reasonable time before the IRS deadline so that a timely distribution is made. Please note that there is a 50% IRS penalty tax on the amount of any minimum distribution not made in a timely manner.

   You can use the Minimum Distribution option to satisfy the IRS minimum distribution requirements for this contract without either beginning annuity payments or surrendering the contract. We will send you a check for this minimum distribution amount, less any other partial withdrawals that you made during the year. Please note that the Minimum Distribution option may need to be modified after 2001 to satisfy recently announced changes in IRS rules.

PENALTY FOR EARLY WITHDRAWALS

   You may owe a 10% tax penalty on the taxable part of distributions received from an IRA, SEP, SIMPLE-IRA (which may increase to 25%), Roth IRA, TDA or qualified retirement plan before you attain age 59 1/2. There are only limited exceptions to this tax, and you should consult your tax adviser for further details.

WITHHOLDING

Unless a distribution is an eligible rollover contribution that is directly rolled over into another qualified plan, IRA (including the IRA variations described above), SEP, 457 government plan, or TDA, this 20% withholding does not apply to distributions for IRAs and Roth IRAs. For IRAs and Roth IRAs, federal income tax will be withheld at a rate of 10% unless you elect to not have income tax withheld from your IRA or Roth IRA distribution or TDA, we will withhold federal income tax at the rate of 20%.

ERISA DISCLOSURE/REQUIREMENTS

   ERISA (the "Employee Retirement Income Security Act of 1974") and the Code prevents a fiduciary and other "parties in interest" with respect to a plan (and, for these purposes, an IRA would also constitute a "plan") from receiving any benefit from any party dealing with the plan, as a result of the sale of the contract. Administrative exemptions under ERISA generally permit the sale of insurance/annuity products to plans, provided that certain information is disclosed to the person purchasing the contract. This information has to do primarily with the fees, charges, discounts and other costs related to the contract, as well as any commissions paid to any agent selling the contract.

   Information about any applicable fees, charges, discounts, penalties or adjustments may be found under "What Are the Expenses Associated with the Pruco Life Elite Contract" starting on page 29.

   Information about sales representatives and commissions may be found under "Other Information" and "Sale and Distribution of the Contract" on page 39.

   In addition, other relevant information required by the exemptions is contained in the contract and accompanying documentation. Please consult your tax advisor if you have any additional questions.

ADDITIONAL INFORMATION

   For additional information about the requirements of federal tax law applicable to tax favored plans, see the "IRA Disclosure Statement" on page 41.

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        9:

OTHER INFORMATION

PRUCO LIFE INSURANCE COMPANY

Pruco Life Insurance Company is a stock life insurance company organized in 1971 under the laws of the State of Arizona. Pruco Life is licensed to sell life insurance and annuities in the District of Columbia, Guam and in all states except New York and therefore is subject to the insurance laws and regulations of all the jurisdictions where it is licensed to do business.

   Pruco Life is a wholly owned subsidiary of The Prudential Insurance Company of America ("Prudential"), a New Jersey stock life insurance company that has been doing business since 1875. Prudential is an indirect subsidiary of Prudential Financial, Inc. ("Prudential Financial"), a New Jersey insurance holding company. As Pruco Life's ultimate parent, Prudential Financial exercises significant influence over the operations and capital structure of Pruco Life and Prudential. However, neither Prudential Financial, Prudential, nor any other related company has any legal responsibility to pay amounts that Pruco Life may owe under the contract.

THE SEPARATE ACCOUNT

We have established a separate account, the Pruco Life Flexible Premium Variable Annuity Account, to hold the assets that are associated with the contracts. The separate account was established under Arizona law on June 16, 1995, and is registered with the U.S. Securities and Exchange Commission under the Investment Company Act of 1940, as a unit investment trust, which is a type of investment company. The assets of the separate account are held in the name of Pruco Life and legally belong to us. These assets are kept separate from all of our other assets and may not be charged with liabilities arising out of any other business we may conduct. More detailed information about Pruco Life, including its audited financial statements, are provided in the Statement of Additional Information.

SALE AND DISTRIBUTION OF THE CONTRACT

Prudential Investment Management Services LLC ("PIMS"), 751 Broad Street, Newark, New Jersey 07102-3777, acts as the distributor of the contracts. PIMS is a wholly-owned subsidiary of Prudential and is a limited liability corporation organized under Delaware law in 1996. It is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. We pay the broker-dealer whose registered representatives sell the Contract either:

-  a commission of up to 5.50% of your Purchase Payments; or

- a combination of a commission on Purchase Payments and a "trail" commission -- which is a commission determined as a percentage of your Contract Value that is paid periodically over the life of your Contract.

   The commission amount quoted above is the maximum amount which is paid. In most circumstances, the registered representative who sold the contract will receive significantly less.

   From time to time, Prudential or its affiliates may offer and pay non-cash compensation to registered representatives who sell the Contract. For example, Prudential or an affiliate may pay for a training and education meeting that is attended by registered representatives of both Prudential-affiliated broker-dealers and independent broker-dealers. Prudential and its affiliates retain discretion as to which broker-dealers to offer non-cash (and cash) compensation arrangements, and will comply with NASD rules and other pertinent laws in making such offers and payments. Our payment of cash or non-cash compensation in connection with sales of the Contract does not result directly in any additional charge to you.

ASSIGNMENT

You can assign the contract at any time during your lifetime. We will not be bound by the assignment until we receive written notice. We will not be liable for any payment or other action we take in accordance with the contract if that action occurs before we receive notice of the assignment. An assignment, like any other change in ownership, may trigger a taxable event.

   If the contract is issued under a qualified plan, there may be limitations on your ability to assign the contract. For further information please speak to your representative.

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PART II  PRUCO LIFE ELITE PROSPECTUS  SECTIONS 1-9

        9:

OTHER INFORMATION CONTINUED


FINANCIAL STATEMENTS

The financial statements of Pruco Life, the co-issuer of the Pruco Life Elite contract, are included in the Statement of Additional Information.

STATEMENT OF ADDITIONAL INFORMATION

Contents:

-  Company

-  Experts

-  Litigation

-  Legal Opinions

-  Principal Underwriter

-  Determination of Accumulation Unit Values

-  Performance Information

-  Comparative Performance Information

-  Federal Tax Status

-  State Specific Variations

-  Directors and Officers

-  Financial Statements

HOUSEHOLDING

To reduce costs, we now send only a single copy of prospectuses and shareholder reports to each consenting household, in lieu of sending a copy to each contractholder that resides in the household. If you are a member of such a household, you should be aware that you can revoke your consent to householding at any time, and begin to receive your own copy of prospectuses and shareholder reports, by calling 1-877-778-5008.

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PART II  PRUCO LIFE ELITE PROSPECTUS  SECTIONS 1-9

IRA DISCLOSURE STATEMENT

This statement is designed to help you understand the requirements of federal tax law which apply to your individual retirement annuity (IRA), your Roth IRA, your simplified employee pension IRA (SEP) for employer contributions, your Savings Incentive Match Plan for Employees (SIMPLE) IRA, or to one you purchase for your spouse. You can obtain more information regarding your IRA either from your sales representative or from any district office of the Internal Revenue Service. Those are federal tax law rules; state tax laws may vary.

FREE LOOK PERIOD

The annuity contract offered by this prospectus gives you the opportunity to return the contract for a full refund within 10 days (or whatever period is required by applicable state law) after it is delivered. This is a more liberal provision than is required in connection with IRAs. To exercise this "free-look" provision, return the contract to the representative who sold it to you or to the Prudential Annuity Service Center at the address shown on the first page of this prospectus.

ELIGIBILITY REQUIREMENTS

IRAs are intended for all persons with earned compensation whether or not they are covered under other retirement programs. Additionally, if you have a non-working spouse (and you file a joint tax return), you may establish an IRA on behalf of your non-working spouse. A working spouse may establish his or her own IRA. A divorced spouse receiving taxable alimony (and no other income) may also establish an IRA.

CONTRIBUTIONS AND DEDUCTIONS

Contributions to your IRA will be deductible if you are not an "active participant" in an employer maintained qualified retirement plan or you have "Adjusted Gross Income" (as defined under Federal tax laws) which does not exceed the "applicable dollar limit." IRA (or SEP) contributions must be made by no later than the time you file your income tax return for that year. For a single taxpayer, the applicable dollar limitation is $33,000 in 2001, with the amount of IRA contribution which may be deducted reduced proportionately for Adjusted Gross Income between $33,000 -- $43,000. For married couples filing jointly, the applicable dollar limitation is $53,000, with the amount of IRA contribution which may be deducted reduced proportionately for Adjusted Gross Income between $53,000 -- $63,000. There is no deduction allowed for IRA contributions when Adjusted Gross Income reaches $43,000 for individuals and $63,000 for married couples filing jointly. These amounts are for 2001. Income limits are scheduled to increase until 2006 for single taxpayers and 2007 for married taxpayers.

   Contributions made by your employer to your SEP are excludable from your gross income for tax purposes in the calendar year for which the amount is contributed. Certain employees who participate in a SEP will be entitled to elect to have their employer make contributions to their SEP on their behalf or to receive the contributions in cash. If the employee elects to have contributions made on the employee's behalf to the SEP, those funds are not treated as current taxable income to the employee. Elective deferrals under a SEP are limited to $10,500 in 2001. In 2002, the limit increases to $11,000 with a permitted catch-up contribution of $1,000 for individuals age 50 and above. Contribution limits and catch-up contribution limits are scheduled to increase through 2006 and are indexed for inflation thereafter. Salary-reduction SEPs (also called "SARSEPs") are available only if at least 50% of the employees elect to have amounts contributed to the SARSEP and if the employer has 25 or fewer employees at all times during the preceding year. New SARSEPs may not be established after 1996.

   The IRA maximum annual contribution and your tax deduction is limited to the lesser of: (1) the maximum amount allowed by law, including catch-up contributions if applicable, or (2) 100% of your earned compensation. Contributions in excess of the deduction limits may be subject to penalty. See below.

   Under a SEP agreement, the maximum annual contribution which your employer may make on your behalf to a SEP contract that is excludable from your income is the lesser of 15% of your salary or $25,500 (in 2001 rising to $30,000 in 2002). An employee who is a participant in a SEP agreement may make after-tax

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PART II  PRUCO LIFE ELITE PROSPECTUS  SECTIONS 1-9

IRA DISCLOSURE STATEMENT CONTINUED

contributions to the SEP contract, subject to the contribution limits applicable to IRAs in general. Those employee contributions will be deductible subject to the deductibility rules described above.

   The maximum tax deductible annual contribution that a divorced spouse with no other income may make to an IRA is the lesser of (1) the maximum amount allowed by law, including catch-up contributions if applicable or (2) 100% of taxable alimony.

   If you or your employer should contribute more than the maximum contribution amount to your IRA or SEP, the excess amount will be considered an "excess contribution." You are permitted to withdraw an excess contribution from your IRA or SEP before your tax filing date without adverse tax consequences. If, however, you fail to withdraw any such excess contribution before your tax filing date, a 6% excise tax will be imposed on the excess for the tax year of contribution.

   Once the 6% excise tax has been imposed, an additional 6% penalty for the following tax year can be avoided if the excess is (1) withdrawn before the end of the following year, or (2) treated as a current contribution for the following year. (See Premature Distributions below for penalties imposed on withdrawal when the contribution exceeds the maximum amount allowed by law, including catch-up contributions if applicable.)

IRA FOR NON-WORKING SPOUSE

If you establish an IRA for yourself, you may also be eligible to establish an IRA for your "non-working" spouse. In order to be eligible to establish such a spousal IRA, you must file a joint tax return with your spouse and, if your non-working spouse has compensation, his/her compensation must be less than your compensation for the year. Contributions of up to the maximum amount allowed by law, including catch-up contributions if applicable may be made to your IRA and the spousal IRA if the combined compensation of you and your spouse is at least equal to the amount contributed. If requirements for deductibility (including income levels) are met, you will be able to deduct an amount equal to the least of (i) the amount contributed to the IRAs; (ii) twice the maximum amount allowed by law, including catch-up contributions if applicable; or (iii) 100% of your combined gross income.

   Contributions in excess of the contribution limits may be subject to penalty. See above under "Contributions and Deductions." If you contribute more than the allowable amount, the excess portion will be considered an excess contribution. The rules for correcting it are the same as discussed above for regular IRAs.

   Other than the items mentioned in this section, all of the requirements generally applicable to IRAs are also applicable to IRAs established for non-working spouses.

ROLLOVER CONTRIBUTION

Once every year, you are permitted to withdraw any portion of the value of your IRA or SEP and reinvest it in another IRA or bond. Withdrawals may also be made from other IRAs and contributed to this contract. This transfer of funds from one IRA to another is called a "rollover" IRA. To qualify as a rollover contribution, the entire portion of the withdrawal must be reinvested in another IRA within 60 days after the date it is received. You will not be allowed a tax-deduction for the amount of any rollover contribution.

   A similar type of rollover to an IRA can be made with the proceeds of a qualified distribution from a qualified retirement plan or tax-sheltered annuity. Properly made, such a distribution will not be taxable until you receive payments from the IRA created with it. Unless you were a self-employed participant in the distributing plan, you may later roll over such a contribution to another qualified retirement plan as long as you have not mixed it with IRA (or SEP) contributions you have deducted from your income. (You may roll less than all of a qualified distribution into an IRA, but any part of it not rolled over will be currently includable in your income without any capital gains treatment.) Beginning in 2002, the rollover options increase. Funds can be rolled over from an IRA or SEP to another IRA or SEP or to another qualified retirement plan or 457 plan even if additional contributions have been made to the account.

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PART II  PRUCO LIFE ELITE PROSPECTUS  SECTIONS 1-9

DISTRIBUTIONS

(a) PREMATURE DISTRIBUTIONS

At no time can your interest in your IRA or SEP be forfeited. To insure that your contributions will be used for retirement, the federal tax law does not permit you to use your IRA or SEP as security for a loan. Furthermore, as a general rule, you may not sell or assign your interest in your IRA or SEP to anyone. Use of an IRA (or SEP) as security or assignment of it to another will invalidate the entire annuity. It then will be includable in your income in the year it is invalidated and will be subject to a 10% tax penalty if you are not at least age 59 1/2 or totally disabled. (You may, however, assign your IRA or SEP without penalty to your former spouse in accordance with the terms of a divorce decree.)

   You may surrender any portion of the value of your IRA (or SEP). In the case of a partial surrender which does not qualify as a rollover, the amount withdrawn will be includable in your income and subject to the 10% penalty if you are not at least age 59 1/2 or totally disabled unless you comply with special rules requiring distributions to be made at least annually over your life expectancy.

   The 10% tax penalty does not apply to the withdrawal of an excess contribution as long as the excess is withdrawn before the due date of your tax return. Withdrawals of excess contributions after the due date of your tax return will generally be subject to the 10% penalty unless the excess contribution results from erroneous information from a plan trustee making an excess rollover contribution or unless you are over age 59 1/2 or are disabled.

(b) DISTRIBUTION AFTER AGE 59 1/2

Once you have attained age 59 1/2 (or have become totally disabled), you may elect to receive a distribution of your IRA (or SEP) regardless of when you actually retire. In addition, you must commence distributions from your IRA by April 1 following the year you attain age 70 1/2. You may elect to receive the distribution under any one of the periodic payment options available under the contract. The distributions from your IRA under any one of the period payment options or in one sum will be treated as ordinary income as you receive them to the degree that you have made deductible contributions. If you have made both deductible and nondeductible contributions, the portion of the distribution attributable to the nondeductible contribution will be tax-free.

(c) INADEQUATE DISTRIBUTIONS--50% TAX

Your IRA or SEP is intended to provide retirement benefits over your lifetime. Thus, federal tax law requires that you either (1) receive a lump-sum distribution of your IRA by April 1 of the year following the year in which you attain age 70 1/2 or (2) start to receive periodic payments by that date. If you elect to receive periodic payments, those payments must be sufficient to pay out the entire value of your IRA during your life expectancy (or over the joint life expectancies of you and your spouse/beneficiary). The calculation method is revised under the IRS proposed regulations for distributions beginning in 2002 and are optional for distributions in 2001. If the payments are not sufficient to meet these requirements, an excise tax of 50% will be imposed on the amount of any underpayment.

(d) DEATH BENEFITS

If you, (or your surviving spouse) die before receiving the entire value of your IRA (or SEP), the remaining interest must be distributed to your beneficiary (or your surviving spouse's beneficiary) in one lump-sum within 5 years of death, or applied to purchase an immediate annuity for the beneficiary. This annuity must be payable over the life expectancy of the beneficiary beginning by December 31st of the year following the year after your or your spouse's death. If your spouse is the designated beneficiary, he or she is treated as the owner of the IRA. If minimum required distributions have begun, the entire amount must be distributed at least as rapidly as if the owner had survived. A distribution of the balance of your IRA upon your death will not be considered a gift for federal tax purposes, but will be included in your gross estate for purposes of federal estate taxes.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
PART II  PRUCO LIFE ELITE PROSPECTUS  SECTIONS 1-9

IRA DISCLOSURE STATEMENT CONTINUED

ROTH IRAS

Section 408A of the Tax Code permits eligible individuals to contribute to a type of IRA known as a "Roth IRA." Contributions may be made to a Roth IRA by taxpayers with adjusted gross incomes of less than $160,000 for married individuals filing jointly and less than $110,000 for single individuals. Married individuals filing separately are not eligible to contribute to a Roth IRA. The maximum amount of contributions allowable for any taxable year to all IRAs maintained by an individual is generally the lesser of the maximum amount allowed by law and 100% of compensation for that year (the lesser of the maximum amount allowed by law is phased out for incomes between $150,000 and $160,000 for married and between $95,000 and $110,000 for singles). The contribution limit is reduced by the amount of any contributions made to a traditional IRA. Contributions to a Roth IRA are not deductible.

   For taxpayers with adjusted gross income of $100,000 or less, all or part of amounts in a traditional IRA may be converted, transferred or rolled over to a Roth IRA. Some or all of the IRA value will typically be includable in the taxpayer's gross income. If such a rollover, transfer or conversion occurred before January 1, 1999, the portion of the amount includable in gross income must be included in income ratably over the next four years beginning with the year in which the transaction occurred. Provided a rollover contribution meets the requirements of IRAs under Section 408(d)(3) of the Code, a rollover may be made from a Roth IRA to another Roth IRA.

   UNDER SOME CIRCUMSTANCES, IT MAY NOT BE ADVISABLE TO ROLL OVER, TRANSFER OR CONVERT ALL OR PART OF A TRADITIONAL IRA TO A ROTH IRA. PERSONS CONSIDERING A ROLLOVER, TRANSFER OR CONVERSION SHOULD CONSULT THEIR OWN TAX ADVISOR.

   "Qualified distributions" from a Roth IRA are excludable from gross income. A "qualified distribution" is a distribution that satisfies two requirements: (1) the distribution must be made (a) after the owner of the IRA attains age 59 1/2;
(b) after the owner's death; (c) due to the owner's disability; or (d) for a qualified first time homebuyer distribution within the meaning of Section 72(t)(2)(F) of the Code; and (2) the distribution must be made in the year that is at least five tax years after the first year for which a contribution was made to any Roth IRA established for the owner or five years after a rollover, transfer, or conversion was made from a traditional IRA to a Roth IRA. Distributions from a Roth IRA that are not qualified distributions will be treated as made first from contributions and then from earnings, and taxed generally in the same manner as distributions from a traditional IRA.

   Distributions from a Roth IRA need not commence at age 70 1/2. However, if the owner dies before the entire interest in a Roth IRA is distributed, any remaining interest in the contract must be distributed by December 31 of the calendar year containing the fifth anniversary of the owner's death subject to certain exceptions.

REPORTING TO THE IRS

Whenever you are liable for one of the penalty taxes discussed above (6% for excess contributions, 10% for premature distributions or 50% for underpayments), you must file Form 5329 with the Internal Revenue Service. The form is to be attached to your federal income tax return for the tax year in which the penalty applies. Normal contributions and distributions must be shown on your income tax return for the year to which they relate.

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 44

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PART III PROSPECTUSES
--------------------------------------------------------------------------------
VARIABLE INVESTMENT OPTIONS

--------------------------------------------------------------------------------

                      STATEMENT OF ADDITIONAL INFORMATION

                                           , 2002

              PRUCO LIFE FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT
                           VARIABLE ANNUITY CONTRACTS

     The Pruco Life Elite annuity contract (the "contract") is an individual variable annuity contracts issued by the Pruco Life Insurance Company ("Pruco Life"), a stock life insurance company that is a wholly-owned subsidiary of The Prudential Insurance Company of America ("Prudential") and is funded through the Pruco Life Flexible Premium Variable Annuity Account (the "Account"). The contract is purchased by making an initial purchase payment of $10,000 or more; subsequent payments must be $500 or more.

     This statement of additional information is not a prospectus and should be
read in conjunction with the Pruco Life Elite prospectus, dated                ,
2002. To obtain a copy of the prospectus, without charge, you can write to the Prudential Annuity Service Center, P.O. Box 7960, Philadelphia, Pennsylvania 19101, or by telephoning (888) PRU-2888.

                               TABLE OF CONTENTS

                                                             PAGE
                                                             ----
COMPANY.....................................................   2
EXPERTS.....................................................   2
LITIGATION..................................................   2
LEGAL OPINIONS..............................................   2
PRINCIPAL UNDERWRITER.......................................   3
DETERMINATION OF ACCUMULATION UNIT VALUES...................   3
PERFORMANCE INFORMATION.....................................   4
COMPARATIVE PERFORMANCE INFORMATION AND ADVERTISING.........  11
FEDERAL TAX STATUS..........................................  12
STATE SPECIFIC VARIATIONS...................................  13
DIRECTORS AND OFFICERS......................................  14
FINANCIAL STATEMENTS........................................  16

         PRUCO LIFE INSURANCE COMPANY                 PRUDENTIAL ANNUITY SERVICE CENTER
            213 WASHINGTON STREET                               P.O. BOX 7960
        NEWARK, NEW JERSEY 07102-2992                  PHILADELPHIA, PENNSYLVANIA 19101
                                                          TELEPHONE: (888) PRU-2888

                                    COMPANY

     Pruco Life Insurance Company ("Pruco Life") is a stock life insurance company organized in 1971 under the laws of the State of Arizona. Pruco Life is licensed to sell life insurance and annuities in the District of Columbia, Guam and all states except New York.

     Pruco Life is a wholly-owned subsidiary of The Prudential Insurance Company of America ("Prudential"), a stock life insurance company founded in 1875 under the laws of the State of New Jersey.

                                    EXPERTS

     The consolidated financial statements of Pruco Life and its subsidiaries as of December 31, 2000 and 1999 and for each of the three years in the period ended December 31, 2000 and the financial statements of the Pruco Life Flexible Premium Variable Annuity Account as of December 31, 2000 and for each of the two years in the period then ended included in this Statement of Additional Information have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants given on the authority of said firm as experts in auditing and accounting. PricewaterhouseCoopers LLP's principal business address is 1177 Avenue of the Americas, New York, New York 10036.

                                   LITIGATION

     We are subject to legal and regulatory actions in the ordinary course of our businesses, including class actions. Pending legal and regulatory actions include proceedings specific to our practices and proceedings generally applicable to business practices in the industries in which we operate. In certain of these lawsuits, large and/or indeterminate amounts are sought, including punitive or exemplary damages.

     Beginning in 1995, regulatory authorities and customers brought significant regulatory actions and civil litigation against Pruco Life and Prudential involving individual life insurance sales practices. In 1996, Prudential, on behalf of itself and many of its life insurance subsidiaries including Pruco Life, entered into settlement agreements with relevant insurance regulatory authorities and plaintiffs in the principal life insurance sales practices class action lawsuit covering policyholders of individual permanent life insurance policies issued in the United States from 1982 to 1995. Pursuant to the settlements, the companies agreed to various changes to their sales and business practices controls, to a series of fines, and to provide specific forms of relief to eligible class members. Virtually all claims by class members filed in connection with the settlements have been resolved and virtually all aspects of the remediation program have been satisfied.

     As of December 31, 2000, Prudential and/or Pruco Life remained a party to approximately 61 individual sales practices actions filed by policyholders who "opted out" of the class action settlement relating to permanent life insurance policies issued in the United States between 1982 and 1995. Some of these cases seek substantial damages while others seek unspecified compensatory, punitive or treble damages. It is possible that substantial punitive damages might be awarded in one or more of these cases. Additional suits may also be filed by other individuals who "opted out" of the settlements.

     Prudential has indemnified Pruco Life for any liabilities incurred in connection with sales practices litigation covering policyholders of individual permanent life insurance policies issued in the United States from 1982 to 1995.

     As of December 31, 2000 Prudential has paid or reserved for payment $4.405 billion before tax, equivalent to $2.850 billion after tax, to provide for remediation costs, and additional sales practices costs including related administrative costs, regulatory fines, penalties and related payments, litigation costs and settlements, including settlements associated with the resolution of claims of deceptive sales practices asserted by policyholders who elected to "opt-out" of the class action settlement and litigate their claims against Prudential separately, and other fees and expenses associated with the resolution of sales practices issues.

                                 LEGAL OPINIONS

     Shea & Gardner of Washington, D.C., has provided advice on certain matters relating to the federal securities laws in connection with the contracts.

                             PRINCIPAL UNDERWRITER

     Prudential Investment Management Services LLC ("PIMS"), a subsidiary of Prudential, offers the contracts on a continuous basis through corporate office and regional home office employees in those states in which contracts may be lawfully sold. It may also offer the contract through licensed insurance brokers and agents, or through appropriately registered direct or indirect subsidiary(ies) of Prudential, provided clearances to do so are obtained in any jurisdiction where such clearances may be necessary.

     During 2000, $3,408,667 was paid to Prudential Investment Management Services LLC for its services as principal underwriter. During 2000, PIMS retained none of those commissions.

     Prudential may pay trail commissions to registered representatives who maintain an ongoing relationship with a contractholder. Typically, a trail commission is a compensation that is paid periodically to a representative, the amount of which is linked to the value of the contract and the amount of time that the contract has been in effect.

                   DETERMINATION OF ACCUMULATION UNIT VALUES

     The value for each accumulation unit is computed as of the end of each business day. On any given business day the value of a Unit in each subaccount will be determined by multiplying the value of a Unit of that subaccount for the preceding business day by the net investment factor for that subaccount for the current business day. The net investment factor for any business day is determined by dividing the value of the assets of the subaccount for that day by the value of the assets of the subaccount for the preceding business day (ignoring, for this purpose, changes resulting from new purchase payments and withdrawals), and subtracting from the result the daily equivalent of the charge for insurance and administrative expenses. (See WHAT ARE THE EXPENSES ASSOCIATED WITH THE PRUCO LIFE ELITE and CALCULATING CONTRACT VALUE in the prospectus.) The value of the assets of a subaccount is determined by multiplying the number of shares of The Prudential Series Fund, Inc. (the "Series Fund") or other Fund held by that subaccount by the net asset value of each share and adding the value of dividends declared by the Series Fund or other Fund but not yet paid.

                            PERFORMANCE INFORMATION

AVERAGE ANNUAL TOTAL RETURN

     The Account may advertise average annual total return information calculated according to a formula prescribed by the U.S. Securities and Exchange Commission ("SEC"). Average annual total return shows the average annual percentage increase, or decrease, in the value of a hypothetical contribution allocated to a Subaccount from the beginning to the end of each specified period of time. The SEC standardized version of this performance information is based on an assumed contribution of $1,000 allocated to a Subaccount at the beginning of each period and full withdrawal of the value of that amount at the end of each specified period. This method of calculating performance further assumes that (i) a $1,000 contribution was allocated to a Subaccount and (ii) no transfers or additional payments were made. Premium taxes are not included in the term "charges" for purposes of this calculation. Average annual total return is calculated by finding the average annual compounded rates of return of a hypothetical contribution that would compare the Unit Value on the first day of the specified period to the ending redeemable value at the end of the period according to the following formula:

                                  P(1+T)n=ERV

     Where T equals average annual total return, where ERV (the ending redeemable value) is the value at the end of the applicable period of a hypothetical contribution of $1,000 made at the beginning of the applicable period, where P equals a hypothetical contribution of $1,000, and where n equals the number of years.

NON-STANDARD TOTAL RETURN

     In addition to the standardized average annual total return information described above, we may present total return information computed on bases different from that standardized method. The Account may also present aggregate total return figures for various periods, reflecting the cumulative change in value of an investment in the Account for the specified period.

     No standard total return is included, because the Subaccounts associated with the Prudential Series Fund and Janus Aspen Series are just beginning operation. For the periods prior to the date the Subaccounts commenced operations, non-standard performance information for the Contracts will be calculated based on the performance of the Funds and the assumption that the Subaccounts were in existence for the same periods as those indicated for the Funds, with the level of Contract charges that were in effect at the inception of the Subaccounts (this is referred to as "non-standardized data"). Standard and non-standard average annual return calculations include the fees under the Contract as indicated below, and assume the credit is declined. This information does not indicate or represent future performance.

     The following three tables assume a daily insurance and administrative charge equal to 1.60% on an annual basis, and no Earnings Appreciator.

     Table 1 below shows the average annual rates of total return on hypothetical investments of $1,000 for periods ended December 31, 2001 in each subaccount (other than the Money Market Subaccount) that invested in a fund having performance history of at least one full year. These figures assume withdrawal of the investments at the end of the period other than to effect an annuity under the Contract. This table assumes deferred sales charges.

                                    TABLE 1
                  NON-STANDARDIZED AVERAGE ANNUAL TOTAL RETURN

                                                                            FIVE         TEN        FROM DATE
                                                             ONE YEAR      YEARS        YEARS      ESTABLISHED
                    FUND                         DATE         ENDED        ENDED        ENDED        THROUGH
                 PORTFOLIO                    ESTABLISHED   12/31/2001   12/31/2001   12/31/2001   12/31/2001
                 ---------                    -----------   ----------   ----------   ----------   -----------
Prudential Equity Portfolio                      06/83              %           %            %             %
Prudential Global Portfolio                      09/88              %           %            %             %
Prudential Jennison Portfolio                    05/95              %           %                          %
Prudential Stock Index Portfolio                 10/87              %           %            %             %
Prudential Value Portfolio                       02/88              %           %            %             %
SP Aggressive Growth Asset Allocation
  Portfolio                                      09/00                                                     %
SP AIM Aggressive Growth Portfolio               09/00                                                     %
SP AIM Growth And Income Portfolio               09/00                                                     %
SP Alliance Large Cap Growth Portfolio           09/00                                                     %
SP Alliance Technology Portfolio                 09/00                                                     %
SP Balanced Asset Allocation Portfolio           09/00                                                     %
SP Conservative Asset Allocation Portfolio       09/00                                                     %
SP Davis Value Portfolio                         09/00                                                     %
SP Deutsche International Equity Portfolio       09/00                                                     %
SP Growth Asset Allocation Portfolio             09/00                                                     %
SP INVESCO Small Company Growth Portfolio        09/00                                                     %
SP Jennison International Growth Portfolio       09/00                                                     %
SP Large Cap Value Portfolio                     09/00                                                     %
SP MFS Capital Opportunities Portfolio           09/00                                                     %
SP MFS Mid-Cap Growth Portfolio                  09/00                                                     %
SP PIMCO High Yield Portfolio                    09/00                                                     %
SP PIMCO Total Return Portfolio                  09/00                                                     %
SP Prudential U.S. Emerging Growth Portfolio     09/00                                                     %
SP Small/Mid Cap Value Portfolio                 09/00                                                     %
SP Strategic Partners Focused Growth
  Portfolio                                      09/00                                                     %
Evergreen VA Blue Chip Fund                      04/00                                                     %
Evergreen VA Capital Growth Fund                 03/98              %                                      %
Evergreen VA Foundation Fund                     03/96              %                                      %
Evergreen VA Global Leaders Fund                 03/97              %                                      %
Evergreen VA Growth Fund                         03/98              %                                      %
Evergreen VA Masters Fund                        01/99              %                                      %
Evergreen VA Omega Fund                          03/97              %                                      %
Evergreen VA Small Cap Value Fund                05/98              %                                      %
Janus Aspen Series--Growth Portfolio Service
  Shares                                         11/95              %           %                          %

     Table 2 shows the average annual rates of return using the same assumptions as in Table 1, but assumes that the investments are not withdrawn at the end of the period. This table assumes no deferred sales charges.

                                    TABLE 2
      NON-STANDARDIZED AVERAGE ANNUAL TOTAL RETURN ASSUMING NO WITHDRAWAL

                                                                               FIVE         TEN        FROM DATE
                                                                ONE YEAR      YEARS        YEARS      ESTABLISHED
                     FUND                           DATE         ENDED        ENDED        ENDED        THROUGH
                   PORTFOLIO                     ESTABLISHED   12/31/2001   12/31/2001   12/31/2001   12/31/2001
                   ---------                     -----------   ----------   ----------   ----------   -----------
Prudential Equity Portfolio                         06/83              %           %            %             %
Prudential Global Portfolio                         09/88              %           %            %             %
Prudential Jennison Portfolio                       05/95              %           %                          %
Prudential Stock Index Portfolio                    09/87              %           %            %             %
Prudential Value Portfolio                          02/88              %           %            %             %
SP Aggressive Growth Asset Allocation Portfolio     09/00                                                     %
SP AIM Aggressive Growth Portfolio                  09/00                                                     %
SP AIM Growth And Income Portfolio                  09/00                                                     %
SP Alliance Large Cap Growth Portfolio              09/00                                                     %
SP Alliance Technology Portfolio                    09/00                                                     %
SP Balanced Asset Allocation Portfolio              09/00                                                     %
SP Conservative Asset Allocation Portfolio          09/00                                                     %
SP Davis Value Portfolio                            09/00                                                     %
SP Deutsche International Equity Portfolio          09/00                                                     %
SP Growth Asset Allocation Portfolio                09/00                                                     %
SP INVESCO Small Company Growth Portfolio           09/00                                                     %
SP Jennison International Growth Portfolio          09/00                                                     %
SP Large Cap Value Portfolio                        09/00                                                     %
SP MFS Capital Opportunities Portfolio              09/00                                                     %
SP MFS Mid-Cap Growth Portfolio                     09/00                                                     %
SP PIMCO High Yield Portfolio                       09/00                                                     %
SP PIMCO Total Return Portfolio                     09/00                                                     %
SP Prudential U.S. Emerging Growth Portfolio        09/00                                                     %
SP Small/Mid Cap Value Portfolio                    09/00                                                     %
SP Strategic Partners Focused Growth Portfolio      09/00                                                     %
Evergreen VA Blue Chip Fund                         04/00                                                     %
Evergreen VA Capital Growth Fund                    03/98              %                                      %
Evergreen VA Foundation Fund                        03/96              %                                      %
Evergreen VA Global Leaders Fund                    03/97              %                                      %
Evergreen VA Growth Fund                            03/98              %                                      %
Evergreen VA Masters Fund                           01/99              %                                      %
Evergreen VA Omega Fund                             03/97              %                                      %
Evergreen VA Small Cap Value Fund                   05/98              %                                      %
Janus Aspen Series--Growth Portfolio Service
  Shares                                            11/95              %           %                          %

     Table 3 shows the cumulative total return for subaccounts investing in portfolios having performance history of at least one year, assuming no withdrawal. This table assumes no deferred sales charges.

                                    TABLE 3
                 CUMULATIVE TOTAL RETURN ASSUMING NO WITHDRAWAL

                                                                               FIVE         TEN        FROM DATE
                                                                ONE YEAR      YEARS        YEARS      ESTABLISHED
                     FUND                           DATE         ENDED        ENDED        ENDED        THROUGH
                   PORTFOLIO                     ESTABLISHED   12/31/2001   12/31/2001   12/31/2001   12/31/2001
                   ---------                     -----------   ----------   ----------   ----------   -----------
Prudential Equity Portfolio                         06/83              %            %            %            %
Prudential Global Portfolio                         09/88              %            %            %            %
Prudential Jennison Portfolio                       05/95              %            %                         %
Prudential Stock Index Portfolio                    10/87              %            %            %            %
Prudential Value Portfolio                          02/88              %            %            %            %
SP Aggressive Growth Asset Allocation Portfolio     09/00                                                     %
SP AIM Aggressive Growth Portfolio                  09/00                                                     %
SP AIM Growth And Income Portfolio                  09/00                                                     %
SP Alliance Large Cap Growth Portfolio              09/00                                                     %
SP Alliance Technology Portfolio                    09/00                                                     %
SP Balanced Asset Allocation Portfolio              09/00                                                     %
SP Conservative Asset Allocation Portfolio          09/00                                                     %
SP Davis Value Portfolio                            09/00                                                     %
SP Deutsche International Equity Portfolio          09/00                                                     %
SP Growth Asset Allocation Portfolio                09/00                                                     %
SP INVESCO Small Company Growth Portfolio           09/00                                                     %
SP Jennison International Growth Portfolio          09/00                                                     %
SP Large Cap Value Portfolio                        09/00                                                     %
SP MFS Capital Opportunities Portfolio              09/00                                                     %
SP MFS Mid-Cap Growth Portfolio                     09/00                                                     %
SP PIMCO High Yield Portfolio                       09/00                                                     %
SP PIMCO Total Return Portfolio                     09/00                                                     %
SP Prudential U.S. Emerging Growth Portfolio        09/00                                                     %
SP Small/Mid Cap Value Portfolio                    09/00                                                     %
SP Strategic Partners Focused Growth Portfolio      09/00                                                     %
Evergreen VA Blue Chip Fund                         04/00                                                     %
Evergreen VA Capital Growth Fund                    03/98              %                                      %
Evergreen VA Foundation Fund                        03/96              %                                      %
Evergreen VA Global Leaders Fund                    03/97              %                                      %
Evergreen VA Growth Fund                            03/98              %                                      %
Evergreen VA Masters Fund                           01/99              %                                      %
Evergreen VA Omega Fund                             03/97              %                                      %
Evergreen VA Small Cap Value Fund                   05/98              %                                      %
Janus Aspen Series--Growth Portfolio Service
  Shares                                            11/95              %            %                         %

     The following three tables assume a daily insurance and administrative charge equal to 1.90% on an annual basis but no Earnings Appreciator.

     Table 1 below shows the average annual rates of total return on hypothetical investments of $1,000 for periods ended December 31, 2001 in each subaccount (other than the Money Market Subaccount) that invested in a fund having performance history of at least one year. These figures assume withdrawal of the investments at the end of the period other than to effect an annuity under the Contract. This table assumes deferred sales charges.

                                    TABLE 1
                  NON-STANDARDIZED AVERAGE ANNUAL TOTAL RETURN

                                                                            FIVE         TEN        FROM DATE
                                                             ONE YEAR      YEARS        YEARS      ESTABLISHED
                    FUND                         DATE         ENDED        ENDED        ENDED        THROUGH
                 PORTFOLIO                    ESTABLISHED   12/31/2001   12/31/2001   12/31/2001   12/31/2001
                 ---------                    -----------   ----------   ----------   ----------   -----------
Prudential Equity Portfolio                      06/83              %           %            %             %
Prudential Global Portfolio                      09/88              %           %            %             %
Prudential Jennison Portfolio                    05/95              %           %                          %
Prudential Stock Index Portfolio                 10/87              %           %            %             %
Prudential Value Portfolio                       02/88              %           %            %             %
SP Aggressive Growth Asset Allocation
  Portfolio                                      09/00                                                     %
SP AIM Aggressive Growth Portfolio               09/00                                                     %
SP AIM Growth And Income Portfolio               09/00                                                     %
SP Alliance Large Cap Growth Portfolio           09/00                                                     %
SP Alliance Technology Portfolio                 09/00                                                     %
SP Balanced Asset Allocation Portfolio           09/00                                                     %
SP Conservative Asset Allocation Portfolio       09/00                                                     %
SP Davis Value Portfolio                         09/00                                                     %
SP Deutsche International Equity Portfolio       09/00                                                     %
SP Growth Asset Allocation Portfolio             09/00                                                     %
SP INVESCO Small Company Growth Portfolio        09/00                                                     %
SP Jennison International Growth Portfolio       09/00                                                     %
SP Large Cap Value Portfolio                     09/00                                                     %
SP MFS Capital Opportunities Portfolio           09/00                                                     %
SP MFS Mid-Cap Growth Portfolio                  09/00                                                     %
SP PIMCO High Yield Portfolio                    09/00                                                     %
SP PIMCO Total Return Portfolio                  09/00                                                     %
SP Prudential U.S. Emerging Growth Portfolio     09/00                                                     %
SP Small/Mid Cap Value Portfolio                 09/00                                                     %
SP Strategic Partners Focused Growth
  Portfolio                                      09/00                                                     %
Evergreen VA Blue Chip Fund                      04/00                                                     %
Evergreen VA Capital Growth Fund                 03/98              %                                      %
Evergreen VA Foundation Fund                     03/96              %                                      %
Evergreen VA Global Leaders Fund                 03/97              %                                      %
Evergreen VA Growth Fund                         03/98              %                                      %
Evergreen VA Masters Fund                        01/99              %                                      %
Evergreen VA Omega Fund                          03/97              %                                      %
Evergreen VA Small Cap Value Fund                05/98              %                                      %
Janus Aspen Series--Growth Portfolio Service
  Shares                                         11/95              %           %                          %

     Table 2 shows the average annual rates of return using the same assumptions as in Table 1 on the previous page, but assumes that the investments are not withdrawn at the end of the period. This table assumes no deferred sales charges.

                                    TABLE 2
      NON-STANDARDIZED AVERAGE ANNUAL TOTAL RETURN ASSUMING NO WITHDRAWAL

                                                                            FIVE         TEN        FROM DATE
                                                             ONE YEAR      YEARS        YEARS      ESTABLISHED
                    FUND                         DATE         ENDED        ENDED        ENDED        THROUGH
                 PORTFOLIO                    ESTABLISHED   12/31/2001   12/31/2001   12/31/2001   12/31/2001
                 ---------                    -----------   ----------   ----------   ----------   -----------
Prudential Equity Portfolio                      06/83              %           %            %             %
Prudential Global Portfolio                      09/88              %           %            %             %
Prudential Jennison Portfolio                    05/95              %           %                          %
Prudential Stock Index Portfolio                 10/87              %           %            %             %
Prudential Value Portfolio                       02/88              %           %            %             %
SP Aggressive Growth Asset Allocation
  Portfolio                                      09/00                                                     %
SP AIM Aggressive Growth Portfolio               09/00                                                     %
SP AIM Growth And Income Portfolio               09/00                                                     %
SP Alliance Large Cap Growth Portfolio           09/00                                                     %
SP Alliance Technology Portfolio                 09/00                                                     %
SP Balanced Asset Allocation Portfolio           09/00                                                     %
SP Conservative Asset Allocation Portfolio       09/00                                                     %
SP Davis Value Portfolio                         09/00                                                     %
SP Deutsche International Equity Portfolio       09/00                                                     %
SP Growth Asset Allocation Portfolio             09/00                                                     %
SP INVESCO Small Company Growth Portfolio        09/00                                                     %
SP Jennison International Growth Portfolio       09/00                                                     %
SP Large Cap Value Portfolio                     09/00                                                     %
SP MFS Capital Opportunities Portfolio           09/00                                                     %
SP MFS Mid-Cap Growth Portfolio                  09/00                                                     %
SP PIMCO High Yield Portfolio                    09/00                                                     %
SP PIMCO Total Return Portfolio                  09/00                                                     %
SP Prudential U.S. Emerging Growth Portfolio     09/00                                                     %
SP Small/Mid Cap Value Portfolio                 09/00                                                     %
SP Strategic Partners Focused Growth
  Portfolio                                      09/00                                                     %
Evergreen VA Blue Chip Fund                      04/00                                                     %
Evergreen VA Capital Growth Fund                 03/98              %                                      %
Evergreen VA Foundation Fund                     03/96              %                                      %
Evergreen VA Global Leaders Fund                 03/97              %                                      %
Evergreen VA Growth Fund                         03/98              %                                      %
Evergreen VA Masters Fund                        01/99              %                                      %
Evergreen VA Omega Fund                          03/97              %                                      %
Evergreen VA Small Cap Value Fund                05/98              %                                      %
Janus Aspen Series--Growth Portfolio Service
  Shares                                         11/95              %           %                          %

     Table 3 shows the cumulative total return for subaccounts investing in portfolios having performance history of at least one year, assuming no withdrawal. This table assumes no deferred sales charges.

                                    TABLE 3
                 CUMULATIVE TOTAL RETURN ASSUMING NO WITHDRAWAL

                                                                            FIVE         TEN        FROM DATE
                                                             ONE YEAR      YEARS        YEARS      ESTABLISHED
                    FUND                         DATE         ENDED        ENDED        ENDED        THROUGH
                 PORTFOLIO                    ESTABLISHED   12/31/2001   12/31/2001   12/31/2001   12/31/2001
                 ---------                    -----------   ----------   ----------   ----------   -----------
Prudential Equity Portfolio                      06/83              %            %            %             %
Prudential Global Portfolio                      09/88              %            %            %             %
Prudential Jennison Portfolio                    05/95              %            %                          %
Prudential Stock Index Portfolio                 10/87              %            %            %             %
Prudential Value Portfolio                       02/88              %            %            %             %
SP Aggressive Growth Asset Allocation
  Portfolio                                      09/00                                                      %
SP AIM Aggressive Growth Portfolio               09/00                                                      %
SP AIM Growth And Income Portfolio               09/00                                                      %
SP Alliance Large Cap Growth Portfolio           09/00                                                      %
SP Alliance Technology Portfolio                 09/00                                                      %
SP Balanced Asset Allocation Portfolio           09/00                                                      %
SP Conservative Asset Allocation Portfolio       09/00                                                      %
SP Davis Value Portfolio                         09/00                                                      %
SP Deutsche International Equity Portfolio       09/00                                                      %
SP Growth Asset Allocation Portfolio             09/00                                                      %
SP INVESCO Small Company Growth Portfolio        09/00                                                      %
SP Jennison International Growth Portfolio       09/00                                                      %
SP Large Cap Value Portfolio                     09/00                                                      %
SP MFS Capital Opportunities Portfolio           09/00                                                      %
SP MFS Mid-Cap Growth Portfolio                  09/00                                                      %
SP PIMCO High Yield Portfolio                    09/00                                                      %
SP PIMCO Total Return Portfolio                  09/00                                                      %
SP Prudential U.S. Emerging Growth Portfolio     09/00                                                      %
SP Small/Mid Cap Value Portfolio                 09/00                                                      %
SP Strategic Partners Focused Growth
  Portfolio                                      09/00                                                      %
Evergreen VA Blue Chip Fund                      04/00                                                      %
Evergreen VA Capital Growth Fund                 03/98              %                                       %
Evergreen VA Foundation Fund                     03/96              %                                       %
Evergreen VA Global Leaders Fund                 03/97              %                                       %
Evergreen VA Growth Fund                         03/98              %                                       %
Evergreen VA Masters Fund                        01/99              %                                       %
Evergreen VA Omega Fund                          03/97              %                                       %
Evergreen VA Small Cap Value Fund                05/98              %                                       %
Janus Aspen Series--Growth Portfolio Service
  Shares                                         11/95              %            %                          %

MONEY MARKET SUBACCOUNT YIELD

     The "yield" and "effective yield" figures for the Money Market Subaccount shown below were calculated using historical investment returns of the Money Market Portfolio of the Prudential Series Fund.

     The "yield" and "effective yield" of the Money Market Subaccount for the
seven days ended December 31, 2001 were      % and      %, respectively,
assuming election of the base death benefit only (1.60% annually). The "yield"
and "effective yield" were      % and      %, respectively assuming election of
the Guaranteed Minimum Death Benefit Option greater of roll-up or step-up (1.90% annually).

     The yield is computed by determining the net change, exclusive of capital changes, in the value of a hypothetical pre-existing account having a balance of one accumulation unit of the Money Market Subaccount at the beginning of the period, subtracting a hypothetical charge reflecting deductions from contract owner accounts, and dividing the difference by the value of the subaccount at the beginning of the base period to obtain the base period return, and then multiplying the base period return by (365/7), with the resulting figure carried to the nearest ten-thousandth of 1%.

     The effective yield is obtained by taking the base period return, adding 1, raising the sum to a power equal to 365 divided by 7, and subtracting 1 from the result, according to the following formula: Effective Yield = ([base period return + 1] 365/7)-1.

     The yields on amounts held in the Money Market Subaccount will fluctuate on a daily basis. Therefore, the stated yields for any given period are not necessarily an indication of future yields.

              COMPARATIVE PERFORMANCE INFORMATION AND ADVERTISING

     Reports or advertising may include comparative performance information, including, but not limited to: (1) comparisons to market indices such as the Dow Jones Industrial Average, the Standard & Poor's 500 Index, the Value Line Composite Index, the Russell 2000 Index, the Morgan Stanley World Index, the Lehman Brothers bond indices; (2) comparisons to other investments, such as certificates of deposit; (3) performance rankings assigned by services such as Morningstar, Inc. and Variable Annuity Research and Data Services (VARDS), and Lipper Analytical Services, Inc.; (4) data presented by analysts such as Dow Jones, A.M. Best, The Bank Rate Monitor National Index; and (5) data in publications such as The Wall Street Journal, Times, Forbes, Barrons, Fortune, Money Magazine, and Financial World.

     Reports or advertising may also include the use of tax deferred compounding charts, hypothetical pay-in illustrations, and charts describing the power of tax deferred compounding on the bonus payment.

                               FEDERAL TAX STATUS

OTHER TAX RULES.

     1.  DIVERSIFICATION.

     The Internal Revenue Code provides that the underlying investments for a variable annuity must satisfy certain diversification requirements. Each Portfolio is required to diversify its investments each quarter so that no more than 55% of the value of its assets is represented by any one investment, no more than 70% is represented by any two investments, no more than 80% is represented by any three investments, and no more than 90% is represented by any four investments. Generally, securities of a single issuer are treated as one investment and obligations of each U.S. Government agency and instrumentality (such as the Government National Mortgage Association) are treated as issued by separate issuers. In addition, any security issued, guaranteed or insured (to the extent so guaranteed or insured) by the United States or an instrumentality of the U.S. will be treated as a security issued by the U.S. Government or its instrumentality, whichever is applicable. Pruco Life believes the underlying variable investment options for the Contract meet these diversification requirements.

     2.  INVESTOR CONTROL.

     Treasury Department regulations do not provide guidance concerning the extent to which you may direct your investment in the particular investment options without causing you, instead of Pruco Life, to be considered the owner of the underlying assets. Because of this uncertainty, Pruco Life reserves the right to make such changes as it deems necessary to assure that the contract qualifies as an annuity for tax purposes. Any such changes will apply uniformly to affected contractowners and will be made with such notice to affected contractowners as is feasible under the circumstances.

     3.  ENTITY OWNERS.

     Where a contract is held by a non-natural person (e.g., a corporation), other than as an agent or nominee for a natural person (or in other limited circumstances), the contract will not be taxed as an annuity and increases in the value of the contract will be subject to tax.

     4.  PURCHASE PAYMENTS MADE BEFORE AUGUST 14, 1982.

     If your contract was issued in exchange for a contract containing purchase payments made before August 14, 1982, favorable tax rules may apply to certain withdrawals from the contract. Generally, withdrawals are treated as a recovery of your investment in the contract first until purchase payments made before August 14, 1982 are withdrawn. Moreover, any income allocable to purchase payments made before August 14, 1982, is not subject to the 10% tax penalty.

     5.  GENERATION-SKIPPING TRANSFERS.

     If you transfer your contract to a person two or more generations younger than you (such as a grandchild or grandniece) or to a person that is more than 37 1/2 years younger than you, there may be generation-skipping transfer tax consequences.

                           STATE SPECIFIC VARIATIONS

     We list below certain limitations and restrictions of the Pruco Life Elite contract imposed by state law. If your contract was issued in one of the states listed below, consult your contract for additional details.

                    [To be filed by pre-effective amendment]

                             DIRECTORS AND OFFICERS

     The directors and major officers of Pruco Life, listed with their principal occupations during the past 5 years, are shown below.

                            DIRECTORS OF PRUCO LIFE

     JAMES J. AVERY, JR., Vice Chairman and Director -- President, Prudential Individual Life Insurance since 1998; 1997 to 1998: Senior Vice President, Chief Actuary and CFO, Prudential Individual Insurance Group; prior to 1997:
President, Prudential Select.

     VIVIAN L. BANTA, President, Chairman, and Director -- Executive Vice President, Individual Financial Services, U.S. Consumer Group since 2000; 1998 to 1999: Consultant, Individual Financial Services; 1997 to 1998: Consultant, Morgan Stanley; prior to 1997: Executive Vice President, Global Investor Service, The Chase Manhattan Bank.

     RICHARD J. CARBONE, Director -- Senior Vice President and Chief Financial Officer since 1997; prior to 1997: Controller, Salomon Brothers.

     HELEN M. GALT, Director -- Company Actuary, Prudential since 1993.

     JEAN D. HAMILTON, Director -- Executive Vice President, Prudential Institutional since 1998; prior to 1998: President, Diversified Group.

     RONALD P. JOELSON, Director -- Senior Vice President, Prudential Asset, Liability and Risk Management since 1999; 1996 to 1999; President, Guaranteed Products, Prudential Institutional.

     DAVID R. ODENATH, JR., Director -- President, Prudential Investments since 1999; prior to 1999; Senior Vice President and Director of Sales, Investment Consulting Group, Paine Webber.

                         OFFICERS WHO ARE NOT DIRECTORS

     C. EDWARD CHAPLIN, Treasurer -- Senior Vice President and Treasurer, Prudential since 2000; prior to 2000, Vice President and Treasurer, Prudential.

     SHAUN M. BYRNES, Senior Vice President -- Senior Vice President, Director of Mutual Funds, Annuities & UITs, Prudential Investments (PI) since 2001; 2000 to 2001: Senior Vice President, Director of Research, PI; 1999 to 2000: Senior Vice President, Director of Mutual Funds, PI; 1997 to 1999: Vice President, Mutual Funds, PI.

     JAMES C. DROZANOWSKI, Senior Vice President -- Vice President, Operations and Systems, Prudential Individual Financial Services since 1998; prior to 1998:
Vice President and Operations Executive, Prudential Individual Insurance Group.

     THOMAS F. HIGGINS, Senior Vice President -- Vice President, Annuity Services, Prudential Individual Financial Services since 1999; 1998 to 1999:
Vice President, Mutual Funds, Prudential Individual Financial Services; prior to 1998: Principal, Mutual Fund Operations, The Vanguard Group.

     CLIFFORD E. KIRSCH, Chief Legal Officer and Secretary -- Chief Counsel, Variable Products, Prudential Law Department since 1995.

     ANDREW J. MAKO, Executive Vice President -- Vice President, Finance, U.S. Consumer Group since 1999; prior to 1999: Vice President, Business Performance Management Group.

     ESTHER H. MILNES, Senior Vice President -- Vice President and Chief Actuary, Prudential Individual Life Insurance since 1999; prior to 1999: Vice President and Actuary, Prudential Individual Insurance Group.

     JAMES B. O'CONNOR, Senior Vice President and Actuary -- Vice President, Guaranteed Products since 2001; 1998 to 2000: Corporate Vice President, Guaranteed Products; prior to 1998: Corporate Actuary, Prudential Investments.

     SHIRLEY H. SHAO, Senior Vice President and Chief Actuary -- Vice President and Associate Actuary, Prudential since 1996; prior to 1996: Vice President and Assistant Actuary, Prudential Corporate Risk Management.

     WILLIAM J. ECKERT, IV, Vice President and Chief Accounting Officer -- Vice President and IFS Controller, Prudential Enterprise Financial Management since 2000; 1999 to 2000: Vice President and Individual Life Controller, Prudential Enterprise Financial Management; 1997 to 1999: Vice President, Accounting, Enterprise Financial Management; 1995 to 1997: Vice President, Accounting, External Financial Reporting.

     The business address of all directors and officers of Pruco Life is 213 Washington Street, Newark, New Jersey 07102-2992. Pruco Life directors and officers are elected annually.

                              FINANCIAL STATEMENTS

     The Pruco Life Flexible Premium Variable Annuity Account (the "Account") issues several variable annuity contracts in addition to the contract offered through this prospectus. The Account's financial statements that follow depict financial data pertaining to the subaccounts supporting all of those contracts. Financial statements for Pruco Life also follow.

                             FINANCIAL STATEMENTS OF

            THE PRUCO LIFE FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENTS OF NET ASSETS
December 31, 2000

                                                                                  SUBACCOUNTS
                                                    ---------------------------------------------------------------------
                                                      PRUDENTIAL        PRUDENTIAL         PRUDENTIAL         PRUDENTIAL
                                                         MONEY          DIVERSIFIED        HIGH YIELD        CONSERVATIVE
                                                        MARKET             BOND               BOND             BALANCED
                                                       PORTFOLIO         PORTFOLIO          PORTFOLIO          PORTFOLIO
                                                    --------------    --------------     ---------------    -------------
ASSETS
  Investment in The Prudential Series Fund, Inc.
    Portfolios, and non-Prudential
     administered funds, at net asset value
    [Note 3] ....................................  $  347,687,046     $  586,236,908     $  324,303,651     $  115,413,461
  Receivable from (Payable to) Pruco Life
    Insurance Company [Note 2] ..................               0                  0                  0                  0
                                                   --------------     --------------     --------------     --------------
  Net Assets ....................................  $  347,687,046     $  586,236,908     $  324,303,651     $  115,413,461
                                                   ==============     ==============     ==============     ==============
NET ASSETS, representing:
  Equity of contract owners [Note 4] ............  $  347,687,046     $  586,236,908     $  324,303,651     $  115,413,461
                                                   --------------     --------------     --------------     --------------
                                                   $  347,687,046     $  586,236,908     $  324,303,651     $  115,413,461
                                                   ==============     ==============     ==============     ==============



           SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A35 THROUGH A51


                                       A1


                                              SUBACCOUNTS (CONTINUED)
-------------------------------------------------------------------------------------------------------------------
      OCC              PRUDENTIAL                                AIM V.I.          T. ROWE PRICE
 ACCUMULATION             STOCK            PRUDENTIAL           GROWTH AND            EQUITY            PRUDENTIAL
 TRUST MANAGED            INDEX               VALUE               INCOME              INCOME              EQUITY
   PORTFOLIO            PORTFOLIO           PORTFOLIO              FUND              PORTFOLIO           PORTFOLIO
---------------      --------------      --------------      --------------       ---------------     -------------





$  383,315,838       $  960,925,472      $  556,580,658      $  194,235,299       $  192,404,735      $  754,891,438

             0                    0                   0                   0                    0                   0
--------------       --------------      --------------      --------------       --------------      --------------
$  383,315,838       $  960,925,472      $  556,580,658      $  194,235,299       $  192,404,735      $  754,891,438
==============       ==============      ==============      ==============       ==============      ==============


$  383,315,838       $  960,925,472      $  556,580,658      $  194,235,299       $  192,404,735      $  754,891,438
--------------       --------------      --------------      --------------       --------------      --------------
$  383,315,838       $  960,925,472      $  556,580,658      $  194,235,299       $  192,404,735      $  754,891,438
==============       ==============      ==============      ==============       ==============      ==============




           SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A35 THROUGH A51

                             FINANCIAL STATEMENTS OF
            THE PRUCO LIFE FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENTS OF NET ASSETS
December 31, 2000

                                                                                  SUBACCOUNTS
                                                   ------------------------------------------------------------------------
                                                                        PRUDENTIAL
                                                      PRUDENTIAL         FLEXIBLE                             JANUS ASPEN
                                                       JENNISON           MANAGED           AIM V.I.            GROWTH
                                                       PORTFOLIO         PORTFOLIO         VALUE FUND          PORTFOLIO
                                                   --------------     --------------     --------------     ---------------
ASSETS
  Investment in The Prudential Series Fund, Inc.
    Portfolios, and non-Prudential
    administered funds, at net asset value
    [Note 3] ....................................  $1,221,379,731     $   68,242,889     $  387,543,356     $  424,974,618
  Receivable from (Payable to) Pruco Life
    Insurance Company [Note 2] ..................               0                  0                  0                  0
                                                   --------------     --------------     --------------     --------------
  Net Assets ....................................  $1,221,379,731     $   68,242,889     $  387,543,356     $  424,974,618
                                                   ==============     ==============     ==============     ==============
NET ASSETS, representing:
  Equity of contract owners [Note 4] ............  $1,221,379,731     $   68,242,889     $  387,543,356     $  424,974,618
                                                   --------------     --------------     --------------     --------------
                                                   $1,221,379,731     $   68,242,889     $  387,543,356     $  424,974,618
                                                   ==============     ==============     ==============     ==============



           SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A35 THROUGH A51


                                       A3

                                              SUBACCOUNTS (CONTINUED)
---------------------------------------------------------------------------------------------------------------------
                           MFS                 OCC                GLOBAL                                PRUDENTIAL
      MFS               EMERGING          ACCUMULATION         POST-VENTURE         PRUDENTIAL            NATURAL
   RESEARCH              GROWTH          TRUST SMALL CAP          CAPITAL             GLOBAL             RESOURCES
    SERIES               SERIES             PORTFOLIO            PORTFOLIO           PORTFOLIO           PORTFOLIO
---------------      ---------------    ----------------      ---------------     --------------        -------------





$  105,687,690       $  379,913,691      $  110,837,838       $  51,501,408       $  179,350,914       $  10,547,187

             0                    0                   0               4,931                    0                   0
--------------       --------------      --------------       -------------       --------------       -------------
$  105,687,690       $  379,913,691      $  110,837,838       $  51,506,339       $  179,350,914       $  10,547,187
==============       ==============      ==============       =============       ==============       =============


$  105,687,690       $  379,913,691      $  110,837,838       $  51,506,339       $  179,350,914       $  10,547,187
--------------       --------------      --------------       -------------       --------------       -------------
$  105,687,690       $  379,913,691      $  110,837,838       $  51,506,339       $  179,350,914       $  10,547,187
==============       ==============      ==============       =============       ==============       =============


           SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A35 THROUGH A51

                                       A4

                             FINANCIAL STATEMENTS OF
            THE PRUCO LIFE FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENTS OF NET ASSETS
December 31, 2000

                                                                                  SUBACCOUNTS
                                                    ----------------------------------------------------------------------
                                                                                           PRUDENTIAL
                                                      JANUS ASPEN      T. ROWE PRICE          SMALL            AMERICAN
                                                     INTERNATIONAL     INTERNATIONAL     CAPITALIZATION         CENTURY
                                                        GROWTH             STOCK              STOCK            VP VALUE
                                                       PORTFOLIO         PORTFOLIO          PORTFOLIO            FUND
                                                    --------------    ---------------    ---------------    --------------
ASSETS
  Investment in The Prudential Series Fund, Inc.
    Portfolios, and non-Prudential
    administered funds, at net asset value
    [Note 3] ...................................   $  382,135,426     $   58,611,169     $  109,067,281     $   44,478,210
  Receivable from (Payable to) Pruco Life
    Insurance Company [Note 2] .................                0                  0                  0                  0
                                                   --------------     --------------     --------------     --------------
  Net Assets ...................................   $  382,135,426     $   58,611,169     $  109,067,281     $   44,478,210
                                                   ==============     ==============     ==============     ==============
NET ASSETS, representing:
  Equity of contract owners [Note 4] ...........   $  382,135,426     $   58,611,169     $  109,067,281     $   44,478,210
                                                   --------------     --------------     --------------     --------------
                                                   $  382,135,426     $   58,611,169     $  109,067,281     $   44,478,210
                                                   ==============     ==============     ==============     ==============





           SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A35 THROUGH A51

                                       A5

                                             SUBACCOUNTS (CONTINUED)
-------------------------------------------------------------------------------------------------------------------
                                          PRUDENTIAL
                      PRUDENTIAL          DIVERSIFIED                                                  SP ALLIANCE
  FRANKLIN               20/20           CONSERVATIVE             DAVIS                                 LARGE CAP
  SMALL CAP              FOCUS              GROWTH                VALUE          PREMIER GROWTH          GROWTH
    FUND               PORTFOLIO           PORTFOLIO            PORTFOLIO           PORTFOLIO           PORTFOLIO
--------------      ---------------     --------------     ----------------      --------------       -------------





 $105,031,218       $   87,668,398      $  193,106,825      $   40,790,197       $   18,881,221       $   3,921,216

            0                    0                   0                   0                    0                   0
 ------------       --------------      --------------      --------------       --------------       -------------
 $105,031,218       $   87,668,398      $  193,106,825      $   40,790,197       $   18,881,221       $   3,921,216
 ============       ==============      ==============      ==============       ==============       =============


 $105,031,218       $   87,668,398      $  193,106,825      $   40,790,197       $   18,881,221       $   3,921,216
 ------------       --------------      --------------      --------------       --------------       -------------
 $105,031,218       $   87,668,398      $  193,106,825      $   40,790,197       $   18,881,221       $   3,921,216
 ============       ==============      ==============      ==============       ==============       =============






           SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A35 THROUGH A51


                                       A6

                             FINANCIAL STATEMENTS OF
            THE PRUCO LIFE FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENTS OF NET ASSETS
December 31, 2000

                                                                                  SUBACCOUNTS
                                                     ---------------------------------------------------------------------
                                                                                           SP INVESCO
                                                       SP DAVIS        SP SMALL/MID       SMALL COMPANY        SP PIMCO
                                                         VALUE           CAP VALUE           GROWTH          TOTAL RETURN
                                                       PORTFOLIO         PORTFOLIO          PORTFOLIO          PORTFOLIO
                                                     -------------     ------------       -------------      -------------
ASSETS
  Investment in The Prudential Series Fund, Inc.
    Portfolios, and non-Prudential
    administered funds, at net asset value
    [Note 3] ....................................    $  8,509,529       $  2,469,219       $  1,271,276       $  3,395,788
  Receivable from (Payable to) Pruco Life
    Insurance Company [Note 2] ..................               0                  0                  0                  0
                                                     ------------       ------------       ------------       ------------
  Net Assets ....................................    $  8,509,529       $  2,469,219       $  1,271,276       $  3,395,788
                                                     ============       ============       ============       ============
NET ASSETS, representing:
  Equity of contract owners [Note 4] ............    $  8,509,529       $  2,469,219       $  1,271,276       $  3,395,788
                                                     ------------       ------------       ------------       ------------
                                                     $  8,509,529       $  2,469,219       $  1,271,276       $  3,395,788
                                                     ============       ============       ============       ============




           SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A35 THROUGH A51


                                       A7

                                            SUBACCOUNTS (CONTINUED)
------------------------------------------------------------------------------------------------------------------
                                                                                                     SP STRATEGIC
                     JANUS ASPEN                                                                       PARTNERS
 SP PIMCO              GROWTH             SP LARGE           SP AIM GROWTH      SP MFS CAPITAL          FOCUSED
HIGH YIELD         SERVICE SHARES         CAP VALUE           AND INCOME         OPPORTUNITIES          GROWTH
 PORTFOLIO            PORTFOLIO           PORTFOLIO            PORTFOLIO           PORTFOLIO           PORTFOLIO
-----------        --------------        --------------      -------------      ---------------      -------------





$  1,547,217         $  3,138,110        $  1,255,781        $  2,204,631         $  1,965,180        $  1,878,311

           0                    0                   0                   0                    0                   0
------------         ------------        ------------        ------------         ------------        ------------
$  1,547,217         $  3,138,110        $  1,255,781        $  2,204,631         $  1,965,180        $  1,878,311
============         ============        ============        ============         ============        ============



$  1,547,217         $  3,138,110        $  1,255,781        $  2,204,631         $  1,965,180        $  1,878,311
------------         ------------        ------------        ------------         ------------        ------------
$  1,547,217         $  3,138,110        $  1,255,781        $  2,204,631         $  1,965,180        $  1,878,311
============         ============        ============        ============         ============        ============





           SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A35 THROUGH A51


                                       A8

                             FINANCIAL STATEMENTS OF
            THE PRUCO LIFE FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENTS OF NET ASSETS
December 31, 2000

                                                                                  SUBACCOUNTS
                                                     ---------------------------------------------------------------------
                                                        SP MFS                               SP AIM
                                                        MID CAP     SP PRUDENTIAL U.S.     AGGRESSIVE         SP ALLIANCE
                                                        GROWTH        EMERGING GROWTH        GROWTH           TECHNOLOGY
                                                       PORTFOLIO         PORTFOLIO          PORTFOLIO          PORTFOLIO
                                                     -------------  ------------------    ------------        -------------
ASSETS
  Investment in The Prudential Series Fund, Inc.
    Portfolios, and non-Prudential
    administered funds, at net asset value
    [Note 3] .....................................   $  3,168,000       $  3,337,815       $  1,740,725       $  4,185,938
  Receivable from (Payable to) Pruco Life
    Insurance Company [Note 2] ...................              0                  0                  0                  0
                                                     ------------       ------------       ------------       ------------
  Net Assets .....................................   $  3,168,000       $  3,337,815       $  1,740,725       $  4,185,938
                                                     ============       =============      ============       ============
NET ASSETS, representing:
  Equity of contract owners [Note 4] .............   $  3,168,000       $  3,337,815       $  1,740,725       $  4,185,938
                                                     ------------       ------------       ------------       ------------
                                                     $  3,168,000       $  3,337,815       $  1,740,725       $  4,185,938
                                                     ============       =============      ============       ============




           SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A35 THROUGH A51


                                       A9

                                               SUBACCOUNTS (CONTINUED)
---------------------------------------------------------------------------------------------------------------------
                                                                SP AGGRESSIVE        SP JENNISON         SP DEUTSCHE
 SP CONSERVATIVE        SP BALANCED          SP GROWTH          GROWTH ASSET        INTERNATIONAL       INTERNATIONAL
ASSET ALLOCATION     ASSET ALLOCATION    ASSET ALLOCATION        ALLOCATION            GROWTH              EQUITY
    PORTFOLIO            PORTFOLIO           PORTFOLIO            PORTFOLIO           PORTFOLIO           PORTFOLIO
----------------     ----------------    -----------------      -------------       -------------       -------------





   $  1,807,756         $  3,627,334        $  3,839,757        $  1,971,314         $  2,384,912        $  2,125,317

        (14,656)             (30,758)            (26,766)            (11,354)                   0                   0
   ------------         ------------        ------------        ------------         ------------        ------------
   $  1,793,100         $  3,596,576        $  3,812,991        $  1,959,960         $  2,384,912        $  2,125,317
   ============         ============        ============        ============         ============        ============



   $  1,793,100         $  3,596,576        $  3,812,991        $  1,959,960         $  2,384,912        $  2,125,317
   ------------         ------------        ------------        ------------         ------------        ------------
   $  1,793,100         $  3,596,576        $  3,812,991        $  1,959,960         $  2,384,912        $  2,125,317
   ============         ============        ============        ============         ============        ============






           SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A35 THROUGH A51


                                      A10

                             FINANCIAL STATEMENTS OF

            THE PRUCO LIFE FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENTS OF OPERATIONS
For the period ended December 31, 2000

                                                                                  SUBACCOUNTS
                                                  --------------------------------------------------------------------------
                                                      PRUDENTIAL        PRUDENTIAL         PRUDENTIAL         PRUDENTIAL
                                                         MONEY          DIVERSIFIED        HIGH YIELD        CONSERVATIVE
                                                        MARKET             BOND               BOND             BALANCED
                                                       PORTFOLIO         PORTFOLIO          PORTFOLIO          PORTFOLIO
                                                  -----------------   ----------------   ----------------   ----------------


INVESTMENT INCOME
  Dividend Income ..............................   $    20,435,221    $    35,289,831    $    41,273,664    $     4,543,555
                                                   ---------------    ---------------    ---------------    ---------------

EXPENSES
  Charges to contract owners for assuming
    mortality risk and expense risk and for
    administration [Notes 5A and 5B] ...........         4,716,157          7,874,681          4,953,234          1,763,843
                                                   ---------------    ---------------    ---------------    ---------------
NET INVESTMENT INCOME (LOSS) ...................        15,719,064         27,415,150         36,320,430          2,779,712
                                                   ---------------    ---------------    ---------------    ---------------
NET REALIZED AND UNREALIZED GAIN
  (LOSS) ON INVESTMENTS
  Capital gains distributions received .........                 0             71,235                  0            888,797
  Realized gain (loss) on shares redeemed ......                 0            (79,659)        (4,532,857)          (814,579)
  Net change in unrealized gain (loss)
    on investments .............................                 0         17,729,624        (65,288,529)        (5,117,470)
                                                   ---------------    ---------------    ---------------    ---------------

NET GAIN (LOSS) ON INVESTMENTS .................                 0         17,721,200        (69,821,386)        (5,043,252)
                                                   ---------------    ---------------    ---------------    ---------------

NET INCREASE (DECREASE) IN NET
  ASSETS RESULTING FROM
  OPERATIONS ...................................   $    15,719,064    $    45,136,350    $   (33,500,956)   $    (2,263,540)
                                                   ===============    ===============    ===============    ===============


           SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A35 THROUGH A51


                                      A11

                                               SUBACCOUNTS (CONTINUED)
---------------------------------------------------------------------------------------------------------------------
      OCC              PRUDENTIAL                                AIM V.I.          T. ROWE PRICE
 ACCUMULATION             STOCK            PRUDENTIAL             GROWTH              EQUITY            PRUDENTIAL
 TRUST MANAGED            INDEX               VALUE                 AND               INCOME              EQUITY
   PORTFOLIO            PORTFOLIO           PORTFOLIO           INCOME FUND          PORTFOLIO           PORTFOLIO
----------------    ---------------     ----------------     ---------------     ----------------     ---------------
$     5,623,401     $     8,885,892     $     11,659,777     $       269,556     $      3,539,855     $    14,132,262
---------------     ---------------     ----------------     ---------------     ----------------     ---------------




      5,333,428          14,345,021            7,119,411           3,005,051            2,480,173          10,391,529
---------------     ---------------     ----------------     ---------------     ----------------     ---------------
        289,973          (5,459,129)           4,540,366          (2,735,495)           1,059,682           3,740,733
---------------     ---------------     ----------------     ---------------     ----------------     ---------------




     31,400,575          33,661,025           38,749,966           5,808,033           10,686,788         122,697,970
     (4,555,688)          8,048,034          (10,335,618)          1,737,238             (420,484)         (6,772,971)

        (59,704)       (145,213,836)          34,673,315         (40,888,422)           8,061,004        (106,267,604)
---------------     ---------------     ----------------     ---------------     ----------------     ---------------
     26,785,183        (103,504,777)          63,087,663         (33,343,151)          18,327,308           9,657,395
---------------     ---------------     ----------------     ---------------     ----------------     ---------------



$    27,075,156     $  (108,963,906)    $     67,628,029       $ (36,078,646)    $     19,386,990     $    13,398,128
===============     ===============     ================       ===============   ================     ===============






           SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A35 THROUGH A51


                                      A12

                             FINANCIAL STATEMENTS OF

            THE PRUCO LIFE FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENTS OF OPERATIONS
For the period ended December 31, 2000


                                                                                  SUBACCOUNTS
                                                   ------------------------------------------------------------------------
                                                                        PRUDENTIAL
                                                      PRUDENTIAL         FLEXIBLE                             JANUS ASPEN
                                                       JENNISON           MANAGED           AIM V.I.            GROWTH
                                                       PORTFOLIO         PORTFOLIO         VALUE FUND          PORTFOLIO
                                                   ----------------   --------------     ---------------    ---------------
INVESTMENT INCOME
  Dividend Income ..............................   $       889,966    $     2,650,540    $       491,767    $    11,364,018
                                                   ---------------    ---------------    ---------------    ---------------
EXPENSES
  Charges to contract owners for assuming
    mortality risk and expense risk and for
    administration [Notes 5A and 5B] ...........        19,322,069          1,050,622          5,628,128          6,374,391
                                                   ---------------    ---------------    ---------------    ---------------
NET INVESTMENT INCOME (LOSS) ...................       (18,432,103)         1,599,918         (5,136,361)         4,989,627
                                                   ---------------    ---------------    ---------------    ---------------
NET REALIZED AND UNREALIZED GAIN
  (LOSS) ON INVESTMENTS
  Capital gains distributions received .........       173,873,542          1,094,672         17,131,932         26,755,301
  Realized gain (loss) on shares redeemed ......         3,806,662           (866,335)           183,202            559,791
  Net change in unrealized gain (loss)
    on investments .............................      (443,618,818)        (3,969,570)       (84,371,493)      (113,896,064)
                                                   ---------------    ---------------    ---------------    ---------------
NET GAIN (LOSS) ON INVESTMENTS .................      (265,938,614)        (3,741,233)       (67,056,359)       (86,580,972)
                                                   ---------------    ---------------    ---------------    ---------------
NET INCREASE (DECREASE) IN NET
  ASSETS RESULTING FROM
  OPERATIONS ...................................   $  (284,370,717)   $    (2,141,315)   $   (72,192,720)   $   (81,591,345)
                                                   ===============    ===============    ===============    ===============




           SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A35 THROUGH A51


                                      A13

                                                SUBACCOUNTS (CONTINUED)
---------------------------------------------------------------------------------------------------------------------
                           MFS                 OCC                GLOBAL                                PRUDENTIAL
      MFS               EMERGING          ACCUMULATION         POST-VENTURE         PRUDENTIAL            NATURAL
   RESEARCH              GROWTH          TRUST SMALL CAP          CAPITAL             GLOBAL             RESOURCES
    SERIES               SERIES             PORTFOLIO            PORTFOLIO           PORTFOLIO           PORTFOLIO
---------------     ---------------     ----------------     ---------------     ----------------     ---------------
$        41,553     $             0     $        485,866     $             0     $      1,448,078     $       122,657
---------------     ---------------     ----------------     ---------------     ----------------     ---------------



      1,571,300           5,919,630            1,198,800             784,874            2,730,212             119,324
---------------     ---------------     ----------------     ---------------     ----------------     ---------------
     (1,529,747)         (5,919,630)            (712,934)           (784,874)          (1,282,134)              3,333
---------------     ---------------     ----------------     ---------------     ----------------     ---------------




      7,132,493          23,096,744                    0           6,569,101           12,520,651                   0
      1,434,660           5,789,623             (106,530)            596,776              905,613              72,149

    (14,234,567)       (123,012,118)          32,793,635         (20,625,843)         (53,353,907)          2,654,828
---------------     ---------------     ----------------     ---------------     ----------------     ---------------
     (5,667,414)        (94,125,751)          32,687,105         (13,459,966)         (39,927,643)          2,726,977
---------------     ---------------     ----------------     ---------------     ----------------     ---------------


$    (7,197,161)    $  (100,045,381)    $     31,974,171     $   (14,244,840)    $    (41,209,777)    $     2,730,310
===============     ===============     ================     ===============     ================     ===============







           SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A35 THROUGH A51


                                      A14

                             FINANCIAL STATEMENTS OF

            THE PRUCO LIFE FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENTS OF OPERATIONS
For the period ended December 31, 2000

                                                                                  SUBACCOUNTS
                                                   ------------------------------------------------------------------------
                                                                                           PRUDENTIAL
                                                      JANUS ASPEN      T. ROWE PRICE          SMALL
                                                     INTERNATIONAL     INTERNATIONAL     CAPITALIZATION        AMERICAN
                                                        GROWTH             STOCK              STOCK             CENTURY
                                                       PORTFOLIO         PORTFOLIO          PORTFOLIO        VP VALUE FUND
                                                   ---------------    ---------------    ---------------    ---------------

INVESTMENT INCOME
  Dividend Income ...............................  $     7,245,919    $       377,240    $       471,889    $       396,307
                                                   ---------------    ---------------    ---------------    ---------------
EXPENSES
  Charges to contract owners for assuming
    mortality and expense risk and for
    administration [Notes 5A and 5B] ............        5,901,392            856,453          1,275,226            486,249
                                                   ---------------    ---------------    ---------------    ---------------
NET INVESTMENT INCOME (LOSS) ....................        1,344,527           (479,213)          (803,337)           (89,942)
                                                   ---------------    ---------------    ---------------    ---------------

NET REALIZED AND UNREALIZED GAIN
  (LOSS) ON INVESTMENTS
  Capital gains distributions received ..........       14,344,761          1,810,753          4,739,866          1,014,079
  Realized gain (loss) on shares redeemed .......        8,450,812          4,328,623            606,053           (435,614)
  Net change in unrealized gain (loss)
    on investments ..............................     (109,713,347)       (18,123,646)         5,286,962          6,104,951
                                                   ---------------    ---------------    ---------------    ---------------

NET GAIN (LOSS) ON INVESTMENTS ..................      (86,917,774)       (11,984,270)        10,632,881          6,683,416
                                                   ---------------    ---------------    ---------------    ---------------
NET INCREASE (DECREASE) IN NET
  ASSETS RESULTING FROM
  OPERATIONS ....................................  $   (85,573,247)   $   (12,463,483)   $     9,829,544    $     6,593,474
                                                   ===============    ===============    ===============    ===============






           SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A35 THROUGH A51


                                      A15


                                                  SUBACCOUNTS (CONTINUED)
--------------------------------------------------------------------------------------------------------------------
                                           PRUDENTIAL
                       PRUDENTIAL          DIVERSIFIED                                                  SP ALLIANCE
   FRANKLIN               20/20           CONSERVATIVE             DAVIS                                 LARGE CAP
   SMALL CAP              FOCUS              GROWTH                VALUE          PREMIER GROWTH          GROWTH
     FUND               PORTFOLIO           PORTFOLIO           PORTFOLIO*          PORTFOLIO*          PORTFOLIO**
----------------    ---------------     ----------------     ---------------     ----------------     ---------------
$       402,479     $       378,181     $      7,742,786     $       117,378     $              0     $         2,370
----------------    ---------------     ----------------     ---------------     ----------------     ---------------




      1,293,851           1,149,464            2,206,566             185,051              112,387               7,104
----------------    ---------------     ----------------     ---------------     ----------------     ---------------
       (891,372)           (771,283)           5,536,220             (67,673)            (112,387)             (4,734)
----------------    ---------------     ----------------     ---------------     ----------------     ---------------



      1,178,735           1,372,841            2,071,351             348,636              190,058                   0
       (405,246)            113,249               58,259              (1,497)             (24,883)             (5,481)

    (24,503,607)         (5,797,257)          (4,066,739)             65,710           (3,799,627)           (184,905)
----------------    ---------------     ----------------     ---------------     ----------------     ---------------

    (23,730,118)         (4,311,167)          (1,937,129)            412,849           (3,634,452)           (190,386)
----------------    ---------------     ----------------     ---------------     ----------------     ---------------



$   (24,621,490)    $    (5,082,450)    $      3,599,091     $       345,176     $     (3,746,839)    $      (195,120)
===============     ===============     ================     ===============     ================     ===============


 * Became available on May 1, 2000

** Became available on September 22, 2000


           SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A35 THROUGH A51


                                      A16

                             FINANCIAL STATEMENTS OF

            THE PRUCO LIFE FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENTS OF OPERATIONS
For the period ended December 31, 2000


                                                                                  SUBACCOUNTS
                                                   ------------------------------------------------------------------------
                                                                                           SP INVESCO
                                                       SP DAVIS        SP SMALL/MID       SMALL COMPANY        SP PIMCO
                                                         VALUE           CAP VALUE           GROWTH          TOTAL RETURN
                                                      PORTFOLIO**       PORTFOLIO**        PORTFOLIO**        PORTFOLIO**
                                                   ---------------    ---------------    ---------------    ---------------
INVESTMENT INCOME
  Dividend Income ..............................   $        13,680    $           551    $             0    $        28,874
                                                   ---------------    ---------------    ---------------    ---------------

EXPENSES
  Charges to contract owners for assuming
    mortality risk and expense risk and for
    administration [Notes 5A and 5B] ...........            15,122              3,962              2,167              5,607
                                                   ---------------    ---------------    ---------------    ---------------
NET INVESTMENT INCOME (LOSS) ...................            (1,442)            (3,411)            (2,167)            23,267
                                                   ---------------    ---------------    ---------------    ---------------


NET REALIZED AND UNREALIZED GAIN
  (LOSS) ON INVESTMENTS
  Capital gains distributions received .........                 0                  0                  0              3,072
  Realized gain (loss) on shares redeemed ......            (2,090)             1,100             (2,807)             2,095
  Net change in unrealized gain (loss)
    on investments .............................           278,601            175,699            (48,891)            46,734
                                                   ---------------    ---------------    ---------------    ---------------

NET GAIN (LOSS) ON INVESTMENTS .................           276,511            176,799            (51,698)            51,901
                                                   ---------------    ---------------    ---------------    ---------------

NET INCREASE (DECREASE) IN NET
  ASSETS RESULTING FROM
  OPERATIONS ...................................   $       275,069    $       173,388    $       (53,865)   $        75,168
                                                   ===============    ===============    ===============    ===============

** Became available on September 22, 2000






           SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A35 THROUGH A51


                                      A17


                                                  SUBACCOUNTS (CONTINUED)
---------------------------------------------------------------------------------------------------------------------
                       JANUS ASPEN                                                                     SP STRATEGIC
   SP PIMCO              GROWTH             SP LARGE           SP AIM GROWTH      SP MFS CAPITAL          PARTNERS
  HIGH YIELD         SERVICE SHARES         CAP VALUE           AND INCOME         OPPORTUNITIES      FOCUSED GROWTH
  PORTFOLIO**          PORTFOLIO**         PORTFOLIO**          PORTFOLIO**         PORTFOLIO**         PORTFOLIO**
---------------     ---------------     ----------------     ---------------     ----------------     ---------------
$        22,759     $             0     $          4,372     $         1,297     $          1,949     $           751
---------------     ---------------     ----------------     ---------------     ----------------     ---------------




          2,708               6,779                2,226               3,679                3,466               4,159
---------------     ---------------     ----------------     ---------------     ----------------     ---------------
         20,051              (6,779)               2,146              (2,382)              (1,517)             (3,408)
---------------     ---------------     ----------------     ---------------     ----------------     ---------------




          1,895                   0                    0                   0                    0                   0
           (350)             (3,834)                 240             (10,172)              (5,366)             (1,929)

          3,418            (301,277)              44,003             (97,386)             (28,678)           (175,277)
---------------     ---------------     ----------------     ---------------     ----------------     ---------------

          4,963            (305,111)              44,243            (107,558)             (34,044)           (177,206)
---------------     ---------------     ----------------     ---------------     ----------------     ---------------



$        25,014     $      (311,890)    $         46,389     $      (109,940)    $        (35,561)    $      (180,614)
===============     ===============     ================     ===============     ================     ===============

      ** Became available on September 22, 2000








           SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A35 THROUGH A51


                                      A18

                             FINANCIAL STATEMENTS OF

            THE PRUCO LIFE FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENTS OF OPERATIONS
For the period ended December 31, 2000


                                                                                  SUBACCOUNTS
                                                   ------------------------------------------------------------------------
                                                                                             SP AIM
                                                    SP MFS MID CAP  SP PRUDENTIAL U.S.     AGGRESSIVE         SP ALLIANCE
                                                        GROWTH        EMERGING GROWTH        GROWTH           TECHNOLOGY
                                                      PORTFOLIO**       PORTFOLIO**        PORTFOLIO**        PORTFOLIO**
                                                   ---------------  ------------------     -----------       --------------
INVESTMENT INCOME
  Dividend Income                                  $         5,430    $         2,956    $             0    $         4,438
                                                   ---------------    ---------------    ---------------    ---------------

EXPENSES
  Charges to contract owners for assuming
    mortality risk and expense risk and for
    administration [Notes 5A and 5B] .........               6,159              6,425              3,608              9,413
                                                   ---------------    ---------------    ---------------    ---------------
NET INVESTMENT INCOME (LOSS) .................                (729)            (3,469)            (3,608)            (4,975)
                                                   ---------------    ---------------    ---------------    ---------------


NET REALIZED AND UNREALIZED GAIN
  (LOSS) ON INVESTMENTS
  Capital gains distributions received .......              18,931                  0                  0                  0
  Realized gain (loss) on shares redeemed ....              (1,053)            (9,835)            (1,866)            (2,381)
  Net change in unrealized gain (loss)
    on investments ...........................            (109,015)          (195,783)          (110,592)          (506,791)
                                                   ---------------    ---------------    ---------------    ---------------


NET GAIN (LOSS) ON INVESTMENTS ...............             (91,137)          (205,618)          (112,458)          (509,172)
                                                   ---------------    ---------------    ---------------    ---------------

NET INCREASE (DECREASE) IN NET
  ASSETS RESULTING FROM
  OPERATIONS .................................     $       (91,866)   $      (209,087)   $      (116,066)   $      (514,147)
                                                   ===============    ===============    ===============    ===============

** Became available on September 22, 2000






           SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A35 THROUGH A51


                                      A19

                                                SUBACCOUNTS (CONTINUED)
-------------------------------------------------------------------------------------------------------------------
                                                             SP AGGRESSIVE        SP JENNISON         SP DEUTSCHE
  SP CONSERVATIVE        SP BALANCED          SP GROWTH      GROWTH ASSET        INTERNATIONAL       INTERNATIONAL
 ASSET ALLOCATION     ASSET ALLOCATION    ASSET ALLOCATION    ALLOCATION            GROWTH              EQUITY
    PORTFOLIO**          PORTFOLIO**         PORTFOLIO**      PORTFOLIO**         PORTFOLIO**         PORTFOLIO**
-----------------     ----------------    ----------------   ------------        --------------      --------------
$        14,138     $        15,050     $          9,978     $           876     $              0     $             0
---------------     ---------------     ----------------     ---------------     ----------------     ---------------


          2,640               4,919                7,091               3,926                4,533               3,525
---------------     ---------------     ----------------     ---------------     ----------------     ---------------
         11,498              10,131                2,887              (3,050)              (4,533)             (3,525)
---------------     ---------------     ----------------     ---------------     ----------------     ---------------





              7                   0                    0                   0                    0                   0
            118              (1,853)              (4,166)             (1,939)              (6,432)               (886)

         29,149              45,017               24,145             (14,004)             (82,421)             47,645
---------------     ---------------     ----------------     ---------------     ----------------     ---------------


         29,274              43,164               19,979             (15,943)             (88,853)             46,759
---------------     ---------------     ----------------     ---------------     ----------------     ---------------




$        40,772     $        53,295     $         22,866     $       (18,993)    $        (93,386)    $        43,234
===============     ===============     ================     ===============     ================     ===============

      ** Became available on September 22, 2000




           SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A35 THROUGH A51


                                      A20

                             FINANCIAL STATEMENTS OF
            THE PRUCO LIFE FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
For the periods ended December 31, 2000 and 1999

                                                                                            SUBACCOUNTS
                                                               ---------------------------------------------------------------------
                                                                             PRUDENTIAL                      PRUDENTIAL
                                                                            MONEY MARKET                  DIVERSIFIED BOND
                                                                              PORTFOLIO                       PORTFOLIO
                                                               -------------------------------      ---------------------------
                                                                    01/01/2000      01/01/1999      01/01/2000      01/01/1999
                                                                        TO              TO              TO              TO
                                                                    12/31/2000      12/31/1999      12/31/2000      12/31/1999
                                                               ----------------    -----------      -----------    ------------
OPERATIONS
  Net Investment income (loss) ..............................     $  15,719,064   $  10,917,355   $  27,415,150    $ (6,984,293)
  Capital gains distributions received ......................                 0               0          71,235       1,285,540
  Realized gain (loss) on shares redeemed ...................                 0               0         (79,659)       (217,332)
  Net change in unrealized gain (loss) on investments .......                 0               0      17,729,624      (4,059,603)
                                                                  -------------   -------------   -------------    ------------
NET INCREASE (DECREASE) IN NET ASSETS
  RESULTING FROM OPERATIONS .................................        15,719,064      10,917,355      45,136,350      (9,975,688)
                                                                  -------------   -------------   -------------    ------------
ANNUITY PAYMENTS AND
  OTHER OPERATING TRANSFERS
  Contract Owner Net Payments ...............................       153,660,542     272,372,341      62,600,727     277,727,914
  Surrenders, Withdrawals, and Death Benefits ...............       (68,041,918)    (42,335,727)    (54,535,154)    (36,944,522)
  Net Transfers From (To) Other Subaccounts
    or Fixed Rate Options ...................................      (163,097,020)    (71,873,867)    (38,371,765)    (26,698,441)
  Withdrawal Charge .........................................           (70,786)       (183,933)       (167,065)       (242,247)
                                                                  -------------   -------------   -------------    ------------
NET INCREASE (DECREASE) IN NET ASSETS
  RESULTING FROM ANNUITY PAYMENTS
  AND OTHER OPERATING TRANSFERS .............................       (77,549,182)    157,978,814     (30,473,257)    213,842,704
                                                                  -------------   -------------   -------------    ------------
TOTAL INCREASE (DECREASE) IN NET ASSETS .....................       (61,830,118)    168,896,169      14,663,093     203,867,016

NET ASSETS
  Beginning of period .......................................       409,517,164     240,620,995     571,573,815     367,706,799
                                                                  -------------   -------------   -------------    ------------
  End of period .............................................     $ 347,687,046   $ 409,517,164   $ 586,236,908    $571,573,815
                                                                  =============   =============   =============    ============






           SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A35 THROUGH A51

                                      A21

                                                        SUBACCOUNTS (CONTINUED)
---------------------------------------------------------------------------------------------------------------------------
           PRUDENTIAL                      PRUDENTIAL                   OCC ACCUMULATION                   PRUDENTIAL
         HIGH YIELD BOND              CONSERVATIVE BALANCED               TRUST MANAGED                    STOCK INDEX
            PORTFOLIO                       PORTFOLIO                       PORTFOLIO                       PORTFOLIO
  --------------------------      --------------------------     ---------------------------      ---------------------------
  01/01/2000      01/01/1999      01/01/2000      01/01/1999      01/01/2000      01/01/1999      01/01/2000     01/01/1999
      TO              TO              TO              TO              TO              TO              TO             TO
  12/31/2000      12/31/1999      12/31/2000      12/31/1999      12/31/2000      12/31/1999      12/31/2000     12/31/1999
  ----------      ----------      ----------      ----------     -----------      ----------      ----------     ------------

$  36,320,430   $  (3,951,259)  $   2,779,712    $  3,842,037   $     289,973   $     (28,302)  $ (5,459,129)  $   (2,089,727)
            0               0         888,797         816,156      31,400,575      13,670,677      33,661,025      11,127,890
   (4,532,857)     (1,335,323)       (814,579)       (619,104)     (4,555,688)        897,961       8,048,034       1,703,966
  (65,288,529)     15,367,189      (5,117,470)      3,254,707         (59,704)        324,829    (145,213,836)    130,084,476
-------------   -------------   -------------    ------------   -------------   -------------   -------------  --------------

  (33,500,956)     10,080,607      (2,263,540)      7,293,796      27,075,156      14,865,165    (108,963,906)    140,826,605
-------------   -------------   -------------    ------------   -------------   -------------   -------------  --------------


   45,032,633     129,036,884         713,130       2,749,177      17,930,826     112,391,697     131,333,236     321,599,131
  (34,862,047)    (30,777,962)    (14,807,076)    (12,711,572)    (41,018,598)    (36,218,849)    (82,327,308)    (47,411,223)

  (33,472,198)    (29,441,596)     (8,657,119)     (3,328,082)    (66,665,825)    (50,061,353)      3,794,081      37,359,865
     (102,153)       (389,559)              0             (12)       (148,554)       (436,907)       (272,920)       (260,561)
-------------   -------------   -------------    ------------   -------------   -------------   -------------  --------------


  (23,403,765)     68,427,767     (22,751,065)    (13,290,489)    (89,902,151)     25,674,588      52,527,089     311,287,212
-------------   -------------   -------------    ------------   -------------   -------------   -------------  --------------
  (56,904,721)     78,508,374     (25,014,605)     (5,996,693)    (62,826,995)     40,539,753     (56,436,817)    452,113,817


  381,208,372     302,699,998     140,428,066     146,424,759     446,142,833     405,603,080   1,017,362,289     565,248,472
-------------   -------------   -------------    ------------   -------------   -------------   -------------  --------------
$ 324,303,651   $ 381,208,372   $ 115,413,461    $140,428,066   $ 383,315,838   $ 446,142,833   $ 960,925,472  $1,017,362,289
=============   =============   =============    ============   =============   =============   =============  ==============









           SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A35 THROUGH A51


                                      A22

                             FINANCIAL STATEMENTS OF
            THE PRUCO LIFE FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS For
the periods ended December 31, 2000 and 1999

                                                                                            SUBACCOUNTS
                                                                   -----------------------------------------------------------------
                                                                             PRUDENTIAL                       AIM V.I.
                                                                                VALUE                     GROWTH AND INCOME
                                                                              PORTFOLIO                         FUND
                                                                   ---------------------------     ---------------------------
                                                                    01/01/2000      01/01/1999      01/01/2000      01/01/1999
                                                                        TO              TO              TO              TO
                                                                    12/31/2000      12/31/1999      12/31/2000      12/31/1999
                                                                   ------------    -----------     ------------    -----------

OPERATIONS
  Net Investment income (loss) ................................    $  4,540,366    $  4,901,707    $ (2,735,495)   $   (944,313)
  Capital gains distributions received ........................      38,749,966      60,578,751       5,808,033         679,249
  Realized gain (loss) on shares redeemed .....................     (10,335,618)     (1,995,011)      1,737,238         261,097
  Net change in unrealized gain (loss) on investments .........      34,673,315     (13,812,667)    (40,888,422)     43,708,751
                                                                   ------------    ------------    ------------    ------------
NET  INCREASE (DECREASE) IN NET ASSETS
  RESULTING FROM OPERATIONS ...................................      67,628,029      49,672,780    (36,078,646)      43,704,784
                                                                   ------------    ------------    ------------    ------------
ANNUITY PAYMENTS AND
  OTHER OPERATING TRANSFERS
  Contract Owner Net Payments .................................      37,699,493     115,693,987      37,851,305      63,862,790
  Surrenders, Withdrawals, and Death Benefits .................     (48,646,429)    (36,847,150)    (17,525,620)     (9,606,456)
  Net Transfers From (To) Other Subaccounts
    or Fixed Rate Options .....................................     (52,601,521)    (43,263,785)      9,747,249       6,136,356
  Withdrawal Charge ...........................................        (153,059)       (356,713)        (50,831)        (31,826)
                                                                   ------------    ------------    ------------    ------------
NET INCREASE (DECREASE) IN NET ASSETS
  RESULTING FROM ANNUITY PAYMENTS
  AND OTHER OPERATING TRANSFERS ...............................     (63,701,516)     35,226,339      30,022,103      60,360,864
                                                                   ------------    ------------    ------------    ------------
TOTAL INCREASE (DECREASE) IN NET ASSETS .......................       3,926,513      84,899,119      (6,056,543)    104,065,648

NET ASSETS
  Beginning of period .........................................     552,654,145     467,755,026     200,291,842      96,226,194
                                                                   ------------    ------------    ------------    ------------
  End of period ...............................................    $556,580,658    $552,654,145    $194,235,299    $200,291,842
                                                                   ============    ============    ============    ============




           SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A35 THROUGH A51


                                      A23

                                                   SUBACCOUNTS (CONTINUED)
--------------------------------------------------------------------------------------------------------------------------------
              T. ROWE PRICE                    PRUDENTIAL                      PRUDENTIAL                      PRUDENTIAL
              EQUITY INCOME                      EQUITY                         JENNISON                    FLEXIBLE MANAGED
                PORTFOLIO                       PORTFOLIO                       PORTFOLIO                       PORTFOLIO
      --------------------------      -------------------------       --------------------------      --------------------------
      01/01/2000      01/01/1999      01/01/2000      01/01/1999      01/01/2000      01/01/1999      01/01/2000      01/01/1999
          TO              TO              TO              TO              TO              TO              TO              TO
      12/31/2000      12/31/1999      12/31/2000      12/31/1999      12/31/2000      12/31/1999      12/31/2000      12/31/1999
      ------------    ----------      ----------      ----------      -----------     ----------      ----------      ----------


   $    1,059,682    $    959,254    $  3,740,733    $  2,422,155  $  (18,432,103) $   (9,718,126) $    1,599,918  $   (1,217,732)
       10,686,788       8,086,306     122,697,970      89,969,855     173,873,542      47,725,828       1,094,672       1,016,234
         (420,484)        380,940      (6,772,971)        856,311       3,806,662       3,182,966        (866,335)       (862,128)
        8,061,004      (6,757,908)   (106,267,604)    (24,789,617)   (443,618,818)    263,864,400      (3,969,570)      6,409,910
   --------------    ------------    ------------    ------------  --------------  --------------  --------------  --------------

       19,386,990       2,668,592      13,398,128      68,458,704    (284,370,717)    305,055,068      (2,141,315)      5,346,284
   --------------    ------------    ------------    ------------  --------------  --------------  --------------  --------------


       16,025,545      47,231,184      71,634,204     204,643,213     257,625,433     372,109,655         653,616       1,399,814
      (15,596,288)    (11,063,140)    (65,554,281)    (45,524,510)   (101,933,349)    (49,014,642)     (8,527,355)     (7,168,048)

      (16,636,473)     (7,280,014)    (51,369,864)    (28,913,363)    134,823,793      92,106,617      (6,967,345)     (4,980,225)
          (51,566)        (73,056)       (202,487)       (324,391)       (343,698)       (327,147)              0             (13)
   --------------    ------------    ------------    ------------  --------------  --------------  --------------  --------------


      (16,258,782)     28,814,974     (45,492,428)    129,880,949     290,172,179     414,873,483     (14,841,084)    (10,748,472)
   --------------    ------------    ------------    ------------  --------------  --------------  --------------  --------------
        3,128,208      31,483,566     (32,094,300)    198,339,653       5,801,462     719,929,551     (16,982,399)     (5,402,188)


      189,276,527     157,792,961     786,985,738     588,646,085   1,215,578,269     495,648,718      85,225,288      90,627,476
   --------------    ------------    ------------    ------------  --------------  --------------  --------------  --------------
   $  192,404,735    $189,276,527    $754,891,438    $786,985,738  $1,221,379,731  $1,215,578,269  $   68,242,889  $   85,225,288
   ==============    ============    ============    ============  ==============  ==============  ==============  ==============






           SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A35 THROUGH A51


                                      A24

                             FINANCIAL STATEMENTS OF
            THE PRUCO LIFE FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
For the periods ended December 31, 2000 and 1999


                                                                                            SUBACCOUNTS
                                                                    ----------------------------------------------------------
                                                                                                                JANUS
                                                                              AIM V.I.                      ASPEN GROWTH
                                                                             VALUE FUND                       PORTFOLIO
                                                                    --------------------------     ---------------------------
                                                                    01/01/2000      01/01/1999      01/01/2000      01/01/1999
                                                                        TO              TO              TO              TO
                                                                    12/31/2000      12/31/1999      12/31/2000      12/31/1999
                                                                    ----------      ----------     -----------      ----------
OPERATIONS
  Net Investment income (loss) .................................   $ (5,136,361)   $ (2,139,467)   $  4,989,627    $ (2,418,311)
  Capital gains distributions received .........................     17,131,932       4,672,141      26,755,301       1,086,014
  Realized gain (loss) on shares redeemed ......................        183,202         139,822         559,791         163,612
  Net change in unrealized gain (loss) on investments ..........    (84,371,493)     56,483,118    (113,896,064)     87,382,804
                                                                   ------------    ------------    ------------    ------------
NET INCREASE (DECREASE) IN NET ASSETS
  RESULTING FROM OPERATIONS ....................................    (72,192,720)     59,155,614     (81,591,345)     86,214,119
                                                                   ------------    ------------    ------------    ------------
ANNUITY PAYMENTS AND
  OTHER OPERATING TRANSFERS
  Contract Owner Net Payments ..................................    100,830,088     143,043,185     112,679,511     132,338,514
  Surrenders, Withdrawals, and Death Benefits ..................    (27,070,471)    (12,933,293)    (32,271,518)    (14,142,704)
  Net Transfers From (To) Other Subaccounts
    or Fixed Rate Options ......................................     43,719,694      35,258,086      62,237,027      44,810,730
  Withdrawal Charge ............................................        (85,013)        (55,983)        (99,568)        (57,856)
                                                                   ------------    ------------    ------------    ------------
NET INCREASE (DECREASE) IN NET ASSETS
  RESULTING FROM ANNUITY PAYMENTS
  AND OTHER OPERATING TRANSFERS ................................    117,394,298     165,311,995     142,545,452     162,948,684
                                                                   ------------    ------------    ------------    ------------
TOTAL INCREASE (DECREASE) IN NET ASSETS ........................     45,201,578     224,467,609      60,954,107     249,162,803

NET ASSETS
  Beginning of period ..........................................    342,341,778     117,874,169     364,020,511     114,857,708
                                                                   ------------    ------------    ------------    ------------
  End of period ................................................   $387,543,356    $342,341,778    $424,974,618    $364,020,511
                                                                   ============    ============    ============    ============




           SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A35 THROUGH A51


                                      A25

                                                   SUBACCOUNTS (CONTINUED)
   --------------------------------------------------------------------------------------------------------------------------
                MFS                        MFS EMERGING                  OCC ACCUMULATION                     GLOBAL
             RESEARCH                         GROWTH                      TRUST SMALL CAP              POST-VENTURE CAPITAL
              SERIES                          SERIES                         PORTFOLIO                       PORTFOLIO
   --------------------------      --------------------------      ---------------------------     --------------------------
   01/01/2000      01/01/1999      01/01/2000      01/01/1999      01/01/2000      01/01/1999      01/01/2000      01/01/1999
       TO              TO              TO              TO              TO              TO              TO              TO
   12/31/2000      12/31/1999      12/31/2000      12/31/1999      12/31/2000      12/31/1999      12/31/2000      12/31/1999
   ----------      ----------      ----------      ----------      ----------      -----------     ----------      ----------

$   (1,529,747)   $ (1,044,766)   $ (5,919,630)   $ (3,014,243) $     (712,934) $     (574,096) $     (784,874) $     (351,026)
     7,132,493         888,428      23,096,744               0               0               0       6,569,101               0
     1,434,660         916,660       5,789,623       1,054,720        (106,530)       (779,717)        596,776         228,993
   (14,234,567)     18,501,505    (123,012,118)    156,194,947      32,793,635      (1,154,571)    (20,625,843)     15,136,721
--------------    ------------    ------------    ------------  --------------  --------------  --------------  --------------

    (7,197,161)     19,261,827    (100,045,381)    154,235,424      31,974,171      (2,508,384)    (14,244,840)     15,014,688
--------------    ------------    ------------    ------------  --------------  --------------  --------------  --------------


    12,789,899      19,128,059      83,639,834      79,496,716       7,548,816      14,475,643      15,835,128       7,384,487
    (9,521,741)     (4,803,341)    (31,311,797)    (13,508,434)     (7,136,711)     (5,403,265)     (4,348,306)     (1,361,901)
     2,994,395      (1,734,031)     49,822,913      10,085,471         640,476      (6,539,646)     13,135,492        (924,117)
       (27,001)        (43,356)        (99,879)       (109,040)        (26,137)        (26,239)        (11,685)         (7,136)
--------------    ------------    ------------    ------------  --------------  --------------  --------------  --------------


     6,235,552      12,547,331     102,051,071      75,964,713       1,026,444       2,506,493      24,610,629       5,091,333
--------------    ------------    ------------    ------------  --------------  --------------  --------------  --------------
      (961,609)     31,809,158       2,005,690     230,200,137      33,000,615          (1,891)     10,365,789      20,106,021


   106,649,299      74,840,141     377,908,001     147,707,864      77,837,223      77,839,114      41,140,550      21,034,529
--------------    ------------    ------------    ------------  --------------  --------------  --------------  --------------
$  105,687,690    $106,649,299    $379,913,691    $377,908,001  $  110,837,838  $   77,837,223  $   51,506,339  $   41,140,550
==============    ============    ============    ============  ==============  ==============  ==============  ==============





           SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A35 THROUGH A51


                                      A26

                             FINANCIAL STATEMENTS OF
            THE PRUCO LIFE FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
For the periods ended December 31, 2000 and 1999

                                                                                            SUBACCOUNTS
                                                                    ----------------------------------------------------------
                                                                             PRUDENTIAL                      PRUDENTIAL
                                                                               GLOBAL                     NATURAL RESOURCES
                                                                              PORTFOLIO                       PORTFOLIO
                                                                    --------------------------      --------------------------
                                                                    01/01/2000      01/01/1999      01/01/2000      01/01/1999
                                                                        TO              TO              TO              TO
                                                                    12/31/2000      12/31/1999      12/31/2000      12/31/1999
                                                                    -----------     -----------     -----------     ----------
OPERATIONS
  Net Investment income (loss) .................................   $ (1,282,134)   $ (1,122,046)   $      3,333    $    (46,149)
  Capital gains distributions received .........................     12,520,651         728,997               0               0
  Realized gain (loss) on shares redeemed ......................        905,613         644,200          72,149        (718,737)
  Net change in unrealized gain (loss) on investments ..........    (53,353,907)     50,590,003       2,654,828       3,123,937
                                                                   ------------    ------------    ------------     -----------
NET INCREASE (DECREASE) IN NET ASSETS
  RESULTING FROM OPERATIONS ....................................    (41,209,777)     50,841,154       2,730,310       2,359,051
                                                                   ------------    ------------    ------------     -----------
ANNUITY PAYMENTS AND
  OTHER OPERATING TRANSFERS
  Contract Owner Net Payments . ................................     40,549,457      50,926,412         203,814          23,850
  Surrenders, Withdrawals, and Death Benefits ..................    (15,414,346)     (6,794,389)       (829,705)       (429,569)
  Net Transfers From (To) Other Subaccounts
    or Fixed Rate Options ......................................     22,501,379       3,429,607       1,320,602      (1,018,344)
  Withdrawal Charge ............................................        (39,650)        (20,785)              0             (37)
                                                                   ------------    ------------    ------------     -----------
NET INCREASE (DECREASE) IN NET ASSETS
  RESULTING FROM ANNUITY PAYMENTS
  AND OTHER OPERATING TRANSFERS ................................     47,596,840      47,540,845         694,711      (1,424,100)
                                                                   ------------    ------------    ------------     -----------

TOTAL INCREASE (DECREASE) IN NET ASSETS ........................      6,387,063      98,381,999       3,425,021         934,951

NET ASSETS
  Beginning of period ..........................................    172,963,851      74,581,852       7,122,166       6,187,215
                                                                   ------------    ------------    ------------     -----------
  End of period ................................................   $179,350,914    $172,963,851    $ 10,547,187    $  7,122,166
                                                                   ============    ============    ============    ============







           SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A35 THROUGH A51


                                      A27

                                                   SUBACCOUNTS (CONTINUED)
-----------------------------------------------------------------------------------------------------------------------------
            JANUS ASPEN                    T. ROWE PRICE                    PRUDENTIAL
       INTERNATIONAL GROWTH             INTERNATIONAL STOCK         SMALL CAPITALIZATION STOCK           AMERICAN CENTURY
             PORTFOLIO                       PORTFOLIO                       PORTFOLIO                     VP VALUE FUND
-----------------------------      --------------------------      ----------------------------    ---------------------------
   01/01/2000      01/01/1999      01/01/2000      01/01/1999      01/01/2000      01/01/1999      01/01/2000      01/01/1999
       TO              TO              TO              TO              TO              TO              TO              TO
   12/31/2000      12/31/1999      12/31/2000      12/31/1999      12/31/2000      12/31/1999      12/31/2000      12/31/1999
   ----------      ----------      ----------      ----------      ----------      ----------      ----------      -----------

$    1,344,527    $ (2,183,570)   $   (479,213)   $   (390,391) $     (803,337) $     (737,136) $      (89,942) $     (177,463)
    14,344,761               0       1,810,753         677,091       4,739,866         808,152       1,014,079         661,557
     8,450,812         938,177       4,328,623         275,936         606,053          50,819        (435,614)         (2,693)
  (109,713,347)    145,749,839     (18,123,646)     13,306,940       5,286,962       8,008,016       6,104,951      (2,145,944)
 -------------    ------------    ------------    ------------  --------------  --------------  --------------  --------------

   (85,573,247)    144,504,446     (12,463,483)     13,869,576       9,829,544       8,129,851       6,593,474      (1,664,543)
 -------------    ------------    ------------    ------------  --------------  --------------  --------------  --------------


   100,362,213      67,353,904      12,017,504      12,272,179      19,834,219      35,151,433       9,777,256      23,604,381
   (29,483,563)     (9,802,085)     (4,772,688)     (2,369,288)     (6,929,792)     (2,900,328)     (2,643,555)       (631,172)

    54,154,975       4,587,183       4,492,795        (539,182)      9,290,090         245,904       1,452,174       4,383,749
       (86,538)        (54,319)        (15,663)        (12,248)        (18,767)         (3,007)         (8,797)         (1,238)
 -------------    ------------    ------------    ------------  --------------  --------------  --------------  --------------


   124,947,087      62,084,683      11,721,948       9,351,461      22,175,750      32,494,002       8,577,078      27,355,720
 -------------    ------------    ------------    ------------  --------------  --------------  --------------  --------------

    39,373,840     206,589,129        (741,535)     23,221,037      32,005,294      40,623,853      15,170,552      25,691,177


   342,761,586     136,172,457      59,352,704      36,131,667      77,061,987      36,438,134      29,307,658       3,616,481
 -------------    ------------    ------------    ------------  --------------  --------------  --------------  --------------
$  382,135,426    $342,761,586    $ 58,611,169    $ 59,352,704  $  109,067,281  $   77,061,987  $   44,478,210  $   29,307,658
==============    ============    ============    ============  ==============  ==============  ==============  ==============







           SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A35 THROUGH A51


                                      A28

                             FINANCIAL STATEMENTS OF
            THE PRUCO LIFE FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
For the periods ended December 31, 2000 and 1999

                                                                                            SUBACCOUNTS
                                                                    ----------------------------------------------------------------

                                                                              FRANKLIN                       PRUDENTIAL
                                                                              SMALL CAP                      20/20 FOCUS
                                                                                FUND                          PORTFOLIO
                                                                    --------------------------      --------------------------
                                                                    01/01/2000      01/01/1999      01/01/2000      05/03/1999
                                                                        TO              TO              TO              TO
                                                                    12/31/2000      12/31/1999      12/31/2000      12/31/1999
                                                                    -----------    -----------      -----------    -----------
OPERATIONS
  Net Investment income (loss) .................................   $   (891,372)   $   (205,915)   $   (771,283)   $   (164,331)
  Capital gains distributions received .........................      1,178,735         106,375       1,372,841          11,564
  Realized gain (loss) on shares redeemed ......................       (405,246)         33,496         113,249           7,246
  Net change in unrealized gain (loss) on investments ..........    (24,503,607)     13,249,074      (5,797,257)      7,034,042
                                                                   ------------    ------------    ------------    ------------
NET INCREASE (DECREASE) IN NET ASSETS
  RESULTING FROM OPERATIONS ....................................    (24,621,490)     13,183,030      (5,082,450)      6,888,521
                                                                   ------------    ------------    ------------    ------------
ANNUITY PAYMENTS AND
  OTHER OPERATING TRANSFERS
  Contract Owner Net Payments ..................................     50,519,354      22,122,028      29,266,722      38,855,299
  Surrenders, Withdrawals, and Death Benefits ..................     (5,547,981)       (543,922)     (5,371,476)       (504,773)
  Net Transfers From (To) Other Subaccounts
    or Fixed Rate Options ......................................     39,007,158       7,420,093       9,132,165      14,502,718
  Withdrawal Charge ............................................        (16,165)         (1,563)        (17,174)         (1,154)
                                                                   ------------    ------------    ------------    ------------
NET INCREASE (DECREASE) IN NET ASSETS
  RESULTING FROM ANNUITY PAYMENTS
  AND OTHER OPERATING TRANSFERS ................................     83,962,366      28,996,636      33,010,237      52,852,090
                                                                   ------------    ------------    ------------    ------------

TOTAL INCREASE (DECREASE) IN NET ASSETS ........................     59,340,876      42,179,666      27,927,787      59,740,611

NET ASSETS
  Beginning of period ..........................................     45,690,342       3,510,676      59,740,611               0
                                                                   ------------    ------------    ------------    ------------
  End of period ................................................   $105,031,218    $ 45,690,342    $ 87,668,398    $ 59,740,611
                                                                   ============    ============    ============    ============





           SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A35 THROUGH A51

                                      A29

                                                   SUBACCOUNTS (CONTINUED)
-----------------------------------------------------------------------------------------------------------------------------
          PRUDENTIAL                                             SP ALLIANCE                      SP SMALL/      SP INVESCO
          DIVERSIFIED               DAVIS          PREMIER        LARGE CAP                        MID CAP      SMALL COMPANY
          CONSERVATIVE              VALUE           GROWTH         GROWTH      SP DAVIS VALUE       VALUE          GROWTH
       GROWTH PORTFOLIO           PORTFOLIO       PORTFOLIO       PORTFOLIO       PORTFOLIO       PORTFOLIO       PORTFOLIO
 --------------------------      ----------       ---------      -----------   --------------    ----------     -------------
 01/01/2000      05/03/1999      05/01/2000      05/01/2000      09/22/2000      09/22/2000      09/22/2000      09/22/2000
     TO              TO              TO              TO              TO              TO              TO              TO
 12/31/2000      12/31/1999      12/31/2000      12/31/2000      12/31/2000      12/31/2000      12/31/2000      12/31/2000
 ----------      ----------      ----------      ----------      ----------      ----------      ----------      ------------

$  5,536,220    $  1,292,966    $    (67,673)   $   (112,387)   $     (4,734)  $      (1,442)   $     (3,411)   $     (2,167)
   2,071,351               0         348,636         190,058               0               0               0               0
      58,259            (355)         (1,497)        (24,883)         (5,481)         (2,090)          1,100          (2,807)
  (4,066,739)      4,352,952          65,710      (3,799,627)       (184,905)        278,601         175,699         (48,891)
------------    ------------    ------------    ------------    ------------   -------------    ------------    ------------


   3,599,091       5,645,563         345,176      (3,746,839)       (195,120)        275,069         173,388         (53,865)
------------    ------------    ------------    ------------    ------------   -------------    ------------    ------------


  77,013,440      92,547,214      17,597,968      11,028,825       3,592,772       7,522,563       2,046,683       1,131,181
 (10,238,558)     (2,063,359)       (595,283)       (488,542)           (975)         (2,850)         (1,272)            (54)

  15,212,955      11,427,441      23,443,434      12,088,467         524,539         714,747         250,420         194,014
     (35,970)           (992)         (1,098)           (690)              0               0               0               0
------------    ------------    ------------    ------------    ------------   -------------    ------------    ------------


  81,951,867     101,910,304      40,445,021      22,628,060       4,116,336       8,234,460       2,295,831       1,325,141
------------    ------------    ------------    ------------    ------------   -------------    ------------    ------------

  85,550,958     107,555,867      40,790,197      18,881,221       3,921,216       8,509,529       2,469,219       1,271,276


 107,555,867               0               0               0               0               0               0               0
------------    ------------    ------------    ------------    ------------   -------------    ------------    ------------
$193,106,825    $107,555,867    $ 40,790,197    $ 18,881,221    $  3,921,216   $   8,509,529    $  2,469,219    $  1,271,276
============    ============    ============    ============    ============   =============    ============    ============





           SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A35 THROUGH A51


                                      A30

                             FINANCIAL STATEMENTS OF
            THE PRUCO LIFE FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
For the periods ended December 31, 2000 and 1999

                                                                                            SUBACCOUNTS
                                                                   -----------------------------------------------------------------
                                                                                                   JANUS ASPEN
                                                                     SP PIMCO        SP PIMCO         GROWTH         SP LARGE
                                                                   TOTAL RETURN      HIGH YIELD   SERVICE SHARES     CAP VALUE
                                                                     PORTFOLIO       PORTFOLIO       PORTFOLIO       PORTFOLIO
                                                                   ------------     -----------   ---------------   ----------
                                                                    09/22/2000      09/22/2000      09/22/2000      09/22/2000
                                                                        TO              TO              TO              TO
                                                                    12/31/2000      12/31/2000      12/31/2000      12/31/2000
                                                                   ------------     -----------   ---------------   ----------
OPERATIONS
  Net Investment income (loss) ...............................     $     23,267    $     20,051    $     (6,779)   $      2,146
  Capital gains distributions received .......................            3,072           1,895               0               0
  Realized gain (loss) on shares redeemed ....................            2,095            (350)         (3,834)            240
  Net change in unrealized gain (loss) on investments ........           46,734           3,418        (301,277)         44,003
                                                                   ------------    ------------    ------------    ------------
NET  INCREASE (DECREASE) IN NET ASSETS
  RESULTING FROM OPERATIONS ..................................           75,168          25,014        (311,890)         46,389
                                                                   ------------    ------------    ------------    ------------
ANNUITY PAYMENTS AND
  OTHER OPERATING TRANSFERS
  Contract Owner Net Payments ................................        2,976,672       1,298,462       3,123,487       1,030,119
  Surrenders, Withdrawals, and Death Benefits ................           (2,673)         (1,888)         (4,412)           (305)
  Net Transfers From (To) Other Subaccounts
    or Fixed Rate Options ....................................          346,621         225,629         330,925         179,578
  Withdrawal Charge ..........................................                0               0               0               0
                                                                   ------------    ------------    ------------    ------------
NET INCREASE (DECREASE) IN NET ASSETS
  RESULTING FROM ANNUITY PAYMENTS
  AND OTHER OPERATING TRANSFERS ..............................        3,320,620       1,522,203       3,450,000       1,209,392
                                                                   ------------    ------------    ------------    ------------

TOTAL INCREASE (DECREASE) IN NET ASSETS ......................        3,395,788       1,547,217       3,138,110       1,255,781

NET ASSETS
  Beginning of period ........................................                0               0               0               0
                                                                   ------------    ------------    ------------    ------------
  End of period ..............................................     $  3,395,788    $  1,547,217    $  3,138,110    $  1,255,781
                                                                   ============    ============    ============    ============



           SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A35 THROUGH A51


                                      A31

                                                SUBACCOUNTS (CONTINUED)
-----------------------------------------------------------------------------------------------------------------------------
   SP AIM          SP MFS       SP STRATEGIC       SP MFS       SP PRUDENTIAL      SP AIM                     SP CONSERVATIVE
 GROWTH AND        CAPITAL        PARTNERS         MID CAP      U.S. EMERGING    AGGRESSIVE     SP ALLIANCE        ASSET
   INCOME        OPPORTUNITY   FOCUSED GROWTH      GROWTH          GROWTH          GROWTH       TECHNOLOGY      ALLOCATION
  PORTFOLIO       PORTFOLIO       PORTFOLIO       PORTFOLIO       PORTFOLIO       PORTFOLIO      PORTFOLIO       PORTFOLIO
 ----------      -----------   --------------    ----------     -------------    ----------     -----------   ---------------
 09/22/2000      09/22/2000      09/22/2000      09/22/2000      09/22/2000      09/22/2000     09/22/2000      09/22/2000
     TO              TO              TO              TO              TO              TO             TO              TO
 12/31/2000      12/31/2000      12/31/2000      12/31/2000      12/31/2000      12/31/2000     12/31/2000      12/31/2000
 ----------      -----------   --------------    ----------     -------------    ----------     -----------    --------------

$     (2,382)   $     (1,517)   $     (3,408)   $       (729)   $     (3,469)   $     (3,608)   $     (4,975)   $     11,498
           0               0               0          18,931               0               0               0               7
     (10,172)         (5,366)         (1,929)         (1,503)         (9,835)         (1,866)         (2,381)            118
     (97,386)        (28,678)       (175,277)       (109,015)       (195,783)       (110,592)       (506,791)         29,149
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------

    (109,940)        (35,561)       (180,614)        (91,866)       (209,087)       (116,066)       (514,147)         40,772
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------


   2,137,436       1,832,680       1,966,628       3,063,092       3,312,237       1,716,517       3,819,183       1,536,658
        (795)         (1,486)           (305)           (507)           (841)         (3,652)         (1,376)         (1,424)

     177,930         169,547          92,602         197,281         235,506         143,926         882,278         217,094
           0               0               0               0               0               0               0               0
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------


   2,314,571       2,000,741       2,058,925       3,259,866       3,546,902       1,856,791       4,700,085       1,752,328
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------

   2,204,631       1,965,180       1,878,311       3,168,000       3,337,815       1,740,725       4,185,938       1,793,100


           0               0               0               0               0               0               0               0
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------
$  2,204,631    $  1,965,180    $  1,878,311    $  3,168,000    $  3,337,815    $  1,740,725    $  4,185,938    $  1,793,100
============    ============    ============    ============    ============    ============    ============    ============




           SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A35 THROUGH A51

                                      A32

                             FINANCIAL STATEMENTS OF
            THE PRUCO LIFE FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
For the periods ended December 31, 2000 and 1999


                                                                                      SUBACCOUNTS
                                                                            ----------------------------

                                                                            SP BALANCED       SP GROWTH
                                                                               ASSET            ASSET
                                                                            ALLOCATION       ALLOCATION
                                                                             PORTFOLIO        PORTFOLIO
                                                                            -----------     ------------
                                                                            09/22/2000       09/22/2000
                                                                                TO               TO
                                                                            12/31/2000       12/31/2000
                                                                            ----------      -----------
OPERATIONS
  Net Investment income (loss) ......................................     $      10,131     $       2,887
  Capital gains distributions received ..............................                 0                 0
  Realized gain (loss) on shares redeemed ...........................            (1,853)           (4,166)
  Net change in unrealized gain (loss) on investments ...............            45,017            24,145
                                                                          -------------     -------------
NET INCREASE (DECREASE) IN NET ASSETS
  RESULTING FROM OPERATIONS .........................................            53,295            22,866
                                                                          -------------     -------------
ANNUITY PAYMENTS AND
  OTHER OPERATING TRANSFERS
  Contract Owner Net Payments .......................................         3,267,667         2,931,051
  Surrenders, Withdrawals, and Death Benefits .......................           (22,533)             (206)
  Net Transfers From (To) Other Subaccounts
    or Fixed Rate Options ...........................................           298,147           859,280
  Withdrawal Charge .................................................                 0                 0
                                                                          -------------     -------------
NET INCREASE (DECREASE) IN NET ASSETS
  RESULTING FROM ANNUITY PAYMENTS
  AND OTHER OPERATING TRANSFERS .....................................         3,543,281         3,790,125
                                                                          -------------     -------------

TOTAL INCREASE (DECREASE) IN NET ASSETS .............................         3,596,576         3,812,991

NET ASSETS
  Beginning of period ...............................................                 0                 0
                                                                          -------------     -------------
  End of period .....................................................     $   3,596,576     $   3,812,991
                                                                          =============     =============




           SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A35 THROUGH A51


                                      A33

            SUBACCOUNTS (CONTINUED)
------------------------------------------------
SP AGGRESSIVE
GROWTH ASSET      SP JENNISON       SP DEUTSCHE
 ALLOCATION      INTERNATIONAL     INTERNATIONAL
   GROWTH           GROWTH            EQUITY
  PORTFOLIO        PORTFOLIO         PORTFOLIO
 -------------   -------------     -------------
 09/22/2000       09/22/2000        09/22/2000
     TO               TO                TO
 12/31/2000       12/31/2000        12/31/2000
 -------------   -------------     -------------

$     (3,050)      $    (4,533)    $     (3,525)
           0                 0                0
      (1,939)           (6,432)            (886)
     (14,004)          (82,421)          47,645
------------       -----------     ------------

     (18,993)          (93,386)          43,234
------------       -----------     ------------


   1,674,488         2,330,433        1,859,775
      (2,000)           (3,562)            (612)

     306,465           151,427          222,920
           0                 0                0
------------       -----------     ------------


   1,978,953         2,478,298        2,082,083
------------       -----------     ------------

   1,959,960         2,384,912        2,125,317


           0                 0                0
------------       -----------     ------------
$  1,959,960       $ 2,384,912     $  2,125,317
=============      ===========     ============





           SEE NOTES TO FINANCIAL STATEMENTS ON PAGES A35 THROUGH A51


                                      A34

                        NOTES TO FINANCIAL STATEMENTS OF
            THE PRUCO LIFE FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT
                                DECEMBER 31, 2000

NOTE 1:   GENERAL

          Pruco Life Flexible Premium Variable Annuity Account (the "Account") was established on July 16, 1985 under Arizona law as a separate investment account of Pruco Life Insurance Company ("Pruco Life") which is a wholly-owned subsidiary of The Prudential Insurance Company of America ("Prudential"). The assets of the Account are segregated from Pruco Life's other assets. Proceeds from purchases of Discovery Preferred Variable Annuity contracts ("Discovery Preferred"), Discovery Select Variable Annuity contracts ("Discovery Select"), Discovery Choice Variable Annuity contracts, Basic and Enhanced ("Discovery Choice") and beginning September 22, 2000, Strategic Partners Variable Annuity One, Basic Guaranteed Minimum Death Benefit ("GMDB") option-Roll Up or Step Up ("GMDB-1") and GMDB option-Greater of Roll up or Step Up ("GMDB-2") (collectively, "Strategic Partners") are invested in the account. The Discovery Choice contract is considered Basic or Enhanced depending on the death benefit option that you choose, where the Enhanced contract offers a guaranteed minimum death benefit. The Strategic Partners contract options also differ based on the death benefit options that you choose, one with no guaranteed benefit and two with differing guaranteed minimum.

          The Account is registered under the Investment Company Act of 1940, as amended, as a unit investment trust. The Account is a funding vehicle for individual variable annuity contracts. There are fifty subaccounts within the Account. Each contract offers the option to invest in various subaccounts, each of which invests in either a corresponding portfolio of The Prudential Series Fund, Inc. which includes the "SP" Portfolios (the "Series Fund") or any of the non-Prudential administered funds shown in Note 3. Investment options vary by contract. See Footnote 4 for the options available to a specific contract. The Series Fund is a diversified open-end management management investment company, and is managed by Prudential.

NOTE 2:   SIGNIFICANT ACCOUNTING POLICIES

          The accompanying financial statements are prepared in conformity with accounting principles generally accepted in the United States ("GAAP"). The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures. Actual results could differ from those estimates.

          Investments--The investments in shares of the Series Fund or the non-Prudential administered funds are stated at the net asset value of the respective portfolio.

          Security Transactions--Realized gains and losses on security transactions are reported on an average cost basis. Purchase and sale transactions are recorded as of the trade date of the security being purchased or sold.

          Distributions Received--Dividend and capital gain distributions received are reinvested in additional shares of the Series Fund or the non-Prudential administered funds and are recorded on the ex-dividend date.

          Receivable from (Payable to) Pruco Life Insurance Company--At times, Pruco Life may owe an amount to or expect to receive an amount from the Account primarily related to processing contract owner payments, surrenders, withdrawals, and death benefits. This amount is reflected in the Account's Statements of Net Assets as either a receivable from or payable to Pruco Life. The receivable or payable does not have an effect on the contract owner's account or the related unit value.


                                      A35

NOTE 3: INVESTMENT INFORMATION FOR THE PRUCO LIFE FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

          The net asset value per share for each portfolio of the Series Fund or the non-Prudential administered variable funds, the number of shares (rounded) of each portfolio held by the account and the aggregate cost of investments in such shares at December 31, 2000 were as follows:

                                                                                 SUBACCOUNTS
                                                  -------------------------------------------------------------------------------
                                                                                                    PRUDENTIAL          OCC
                                                    PRUDENTIAL      PRUDENTIAL      PRUDENTIAL     CONSERVATIVE    ACCUMULATION
                                                   MONEY MARKET  DIVERSIFIED BOND HIGH YIELD BOND    BALANCED      TRUST MANAGED
                                                     PORTFOLIO       PORTFOLIO       PORTFOLIO       PORTFOLIO       PORTFOLIO
                                                  -------------- ---------------- --------------- --------------- ---------------
            Number of Shares (rounded):                34,768,705      51,971,357      52,818,184       7,888,822       8,873,052
            Net asset value per share:            $         10.00 $         11.28 $          6.14 $         14.63 $         43.20
            Cost:                                 $   347,687,046 $   575,955,105 $   408,093,639 $   123,801,485 $   368,288,621
                                                                              SUBACCOUNTS (CONTINUED)
                                                  -------------------------------------------------------------------------------
                                                    PRUDENTIAL      PRUDENTIAL       AIM V.I.      T. ROWE PRICE    PRUDENTIAL
                                                    STOCK INDEX        VALUE      GROWTH & INCOME  EQUITY INCOME      EQUITY
                                                     PORTFOLIO       PORTFOLIO       PORTFOLIO       PORTFOLIO       PORTFOLIO
                                                  -------------- ---------------- --------------- --------------- ---------------
            Number of Shares (rounded):                24,855,806      27,203,356       7,416,392       9,841,674      30,811,895
            Net asset value per share:            $         38.66 $         20.46 $         26.19 $         19.55 $         24.50
            Cost:                                 $   877,995,515 $   591,688,707 $   171,923,362 $   182,061,808 $   912,911,793
                                                                              SUBACCOUNTS (CONTINUED)
                                                  -------------------------------------------------------------------------------
                                                    PRUDENTIAL      PRUDENTIAL       AIM V.I.       JANUS ASPEN
                                                     JENNISON    FLEXIBLE MANAGED      VALUE          GROWTH            MFS
                                                     PORTFOLIO       PORTFOLIO         FUND          PORTFOLIO    RESEARCH SERIES
                                                  -------------- ---------------- --------------- --------------- ---------------

            Number of Shares (rounded):                53,172,822       4,128,426      14,195,727      16,048,901       5,081,147
            Net asset value per share:            $         22.97 $         16.53 $         27.30 $         26.48 $         20.80
            Cost:                                 $ 1,296,089,254 $    74,692,350 $   395,301,147 $   428,696,183 $    88,428,611

                                                                              SUBACCOUNTS (CONTINUED)
                                                  -------------------------------------------------------------------------------
                                                                        OCC           GLOBAL                        PRUDENTIAL
                                                        MFS        ACCUMULATION    POST-VENTURE     PRUDENTIAL        NATURAL
                                                  EMERGING GROWTH TRUST SMALL CAP     CAPITAL         GLOBAL         RESOURCES
                                                      SERIES         PORTFOLIO       PORTFOLIO       PORTFOLIO       PORTFOLIO
                                                  -------------- ---------------- --------------- --------------- ---------------
            Number of Shares (rounded):                13,168,585       3,435,767       3,781,307       7,596,396         447,104
            Net asset value per share:            $         28.85 $         32.26 $         13.62 $         23.61 $         23.59
            Cost:                                 $   314,611,825 $    85,450,613 $    54,796,807 $   174,836,638 $     8,468,949
                                                                              SUBACCOUNTS (CONTINUED)
                                                  -------------------------------------------------------------------------------
                                                    JANUS ASPEN    T. ROWE PRICE    PRUDENTIAL
                                                   INTERNATIONAL   INTERNATIONAL       SMALL         AMERICAN
                                                      GROWTH           STOCK      CAPITALIZATION      CENTURY         FRANKLIN
                                                     PORTFOLIO       PORTFOLIO    STOCK PORTFOLIO  VP VALUE FUND   SMALL CAP FUND
                                                  -------------- ---------------- --------------- --------------- ---------------
            Number of Shares (rounded):                12,366,842       3,889,261       6,374,476       6,668,397       4,968,364
            Net asset value per share:            $         30.90 $         15.07 $         17.11 $          6.67 $         21.14
            Cost:                                 $   330,728,437 $    60,718,434 $    94,489,534 $    40,406,956 $   115,945,490

                                                                              SUBACCOUNTS (CONTINUED)
                                                  -------------------------------------------------------------------------------
                                                                    PRUDENTIAL
                                                                    DIVERSIFIED                                      SP ALLIANCE
                                                    PRUDENTIAL     CONSERVATIVE                                         LARGE
                                                       20/20          GROWTH        DAVIS VALUE       PREMIER        CAP GROWTH
                                                  FOCUS PORTFOLIO    PORTFOLIO       PORTFOLIO    GROWTH PORTFOLIO    PORTFOLIO
                                                  -------------- ---------------- --------------- --------------- ---------------

            Number of Shares (rounded):                 7,977,106      19,006,577       3,688,083         591,332         458,622
            Net asset value per share:            $         10.99 $         10.16 $         11.06 $         31.93 $          8.55
            Cost:                                 $    86,431,613 $   192,820,612 $    40,724,487 $    22,680,848 $     4,106,121

                                                                              SUBACCOUNTS (CONTINUED)
                                                  -------------------------------------------------------------------------------
                                                                                    SP INVESCO
                                                                     SP SMALL/        SMALL          SP PIMCO        SP PIMCO
                                                  SP DAVIS VALUE  MID CAP COMPANY     GROWTH       TOTAL RETURN     HIGH YIELD
                                                     PORTFOLIO    VALUE PORTFOLIO    PORTFOLIO       PORTFOLIO       PORTFOLIO
                                                  -------------- ---------------- --------------- --------------- ---------------

            Number of Shares (rounded):                   838,377         221,853         151,704         326,518         154,413
            Net asset value per share:            $         10.15 $         11.13 $          8.38 $         10.40 $         10.02
            Cost:                                 $     8,230,928 $     2,293,520 $     1,320,167 $     3,349,054 $     1,543,799

                                                                              SUBACCOUNTS (CONTINUED)
                                                  -------------------------------------------------------------------------------
                                                                                      SP AIM         SP MFS       SP STRATEGIC
                                                    JANUS ASPEN                       GROWTH         CAPITAL        PARTNERS
                                                  GROWTH SERVICE   SP LARGE CAP      AND INCOME    OPPORTUNITIES      FOCUSED
                                                 SHARES PORTFOLIO VALUE PORTFOLIO    PORTFOLIO       PORTFOLIO    GROWTH PORTFOLIO
                                                  -------------- ---------------- --------------- --------------- ---------------

            Number of Shares (rounded):                   119,049         120,286         262,144         214,774         236,563
            Net asset value per share:            $         26.36 $         10.44 $          8.41 $          9.15 $          7.94
            Cost:                                 $     3,439,387 $     1,211,778 $     2,302,017 $     1,993,858 $     2,053,588

                                      A36

NOTE 3: INVESTMENT INFORMATION FOR THE PRUCO LIFE FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT (CONTINUED)

                                                                              SUBACCOUNTS (CONTINUED)
                                                  -------------------------------------------------------------------------------
                                                                                       SP AIM
                                                      SP MFS     SP PRUDENTIAL U.S.  AGGRESSIVE      SP ALLIANCE   SP CONSERVATIVE
                                                  MID CAP GROWTH  EMERGING GROWTH      GROWTH        TECHNOLOGY   ASSET ALLOCATION
                                                     PORTFOLIO       PORTFOLIO       PORTFOLIO       PORTFOLIO       PORTFOLIO
                                                  -------------- ---------------- --------------- --------------- ---------------
            Number of Shares (rounded):                   326,935         398,307         202,410         549,336         179,299
            Net asset value per share:            $          9.69 $          8.38 $          8.60 $          7.62 $         10.00
            Cost:                                 $     3,277,015 $     3,533,598 $     1,851,317 $     4,692,729 $     1,778,607

                                                                              SUBACCOUNTS (CONTINUED)
                                                  -------------------------------------------------------------------------------
                                                                     SP GROWTH      SP AGGRESSIVE    SP JENNISON     SP DEUTSCHE
                                                    SP BALANCED       ASSET           GROWTH        INTERNATIONAL   INTERNATIONAL
                                                 ASSET ALLOCATION   ALLOCATION    ASSET ALLOCATION     GROWTH          EQUITY
                                                     PORTFOLIO       PORTFOLIO       PORTFOLIO       PORTFOLIO       PORTFOLIO
                                                  -------------- ---------------- --------------- --------------- ---------------
            Number of Shares (rounded):                   370,136         403,336         211,288         280,578         225,140
            Net asset value per share:            $          9.80 $          9.52 $          9.33 $          8.50 $          9.44
            Cost:                                 $     3,582,317 $     3,815,612 $     1,985,318 $     2,467,333 $     2,077,672


NOTE 4:   CONTRACT OWNER UNIT INFORMATION

          Outstanding contract owner units (rounded), unit values and total value of contract owner equity at December 31, 2000 were as follows:

                                                                                    SUBACCOUNTS
                                                  -------------------------------------------------------------------------------
                                                                                                    PRUDENTIAL          OCC
                                                    PRUDENTIAL      PRUDENTIAL      PRUDENTIAL     CONSERVATIVE    ACCUMULATION
                                                   MONEY MARKET  DIVERSIFIED BOND HIGH YIELD BOND    BALANCED      TRUST MANAGED
                                                     PORTFOLIO       PORTFOLIO       PORTFOLIO       PORTFOLIO       PORTFOLIO
                                                  -------------- ---------------- --------------- --------------- ---------------
            Contract Owner Units Outstanding
              (Discovery Preferred - rounded)          11,839,864      19,367,290      13,042,075      79,260,410           N/A
            Unit Value (Discovery Preferred)      $       1.22545 $       1.27085 $       1.13618 $       1.45613           N/A
                                                  --------------- --------------- --------------- ---------------  --------------
            Contract Owner Equity
              (Discovery Preferred)               $    14,509,161 $    24,612,920 $    14,818,144 $   115,413,461           N/A
                                                  --------------- --------------- --------------- ---------------  --------------
            Contract Owner Units Outstanding
              (Discovery Select - rounded)            252,861,017     440,103,772     271,627,103           N/A       255,090,329
            Unit Value (Discovery Select)         $       1.22545 $       1.27085 $       1.13618           N/A    $      1.50197
                                                  --------------- --------------- --------------- ---------------  --------------
            Contract Owner Equity
              (Discovery Select)                  $   309,868,533 $   559,305,879 $   308,617,282           N/A    $  383,138,021
                                                  --------------- --------------- --------------- ---------------  --------------
            Contract Owner Units Outstanding
              (Discovery Choice Basic - rounded)        5,850,749       1,360,604         447,312           N/A            30,503
            Unit Value (Discovery Choice Basic)   $       1.05533 $       1.08412 $       0.93488           N/A    $      1.06280
                                                  --------------- --------------- --------------- ---------------  --------------
            Contract Owner Equity
              (Discovery Choice Basic)            $     6,174,471 $     1,475,059 $       418,183           N/A    $       32,418
                                                  --------------- --------------- --------------- ---------------  --------------
            Contract Owner Units Outstanding
              (Discovery Choice Enhanced -
              rounded)                                  6,291,447         780,399         482,945           N/A           137,280
            Unit Value (Discovery Choice
              Enhanced)                           $       1.05162 $       1.08028 $       0.93187           N/A    $      1.05914
                                                  --------------- --------------- --------------- ---------------  --------------
            Contract Owner Equity
              (Discovery Choice Enhanced)         $     6,616,211 $       843,050 $       450,042           N/A    $      145,399
                                                  --------------- --------------- --------------- ---------------  --------------
            Contract Owner Units Outstanding
              (Strategic Partner
              Non-Exchange 1 - rounded)                 3,827,370           N/A             N/A             N/A             N/A
            Unit Value (Strategic Partner
              Non-Exchange 1)                     $       1.01353           N/A             N/A             N/A             N/A
                                                  --------------- --------------- --------------- ---------------  --------------
            Contract Owner Equity
              (Strategic Partner Non-Exchange 1)  $     3,879,154           N/A             N/A             N/A             N/A
                                                  --------------- --------------- --------------- ---------------  --------------
            Contract Owner Units Outstanding
              (Strategic Partner
              Non-Exchange 2 - rounded)                 3,370,834           N/A             N/A             N/A             N/A
            Unit Value (Strategic Partner
              Non-Exchange 2)                     $       1.01313           N/A             N/A             N/A             N/A
                                                  --------------- --------------- --------------- ---------------  --------------
            Contract Owner Equity
              (Strategic Partner Non-Exchange 2)  $     3,415,093           N/A             N/A             N/A             N/A
                                                  --------------- --------------- --------------- ---------------  --------------
            Contract Owner Units Outstanding
              (Strategic Partner Non-Exchange
              3 - rounded)                              3,183,106           N/A             N/A             N/A             N/A
            Unit Value (Strategic Partner Non-
              Exchange 3)                         $       1.01298           N/A             N/A             N/A             N/A
                                                  --------------- --------------- --------------- ---------------  --------------
            Contract Owner Equity
              (Strategic Partner Non-Exchange 3)  $     3,224,423           N/A             N/A             N/A             N/A
                                                  --------------- --------------- --------------- ---------------  --------------
            TOTAL CONTRACT OWNER EQUITY           $   347,687,046 $   586,236,908 $   324,303,651 $   115,413,461  $  383,315,838
                                                  =============== =============== =============== ===============  ==============

                                      A37


                                                                              SUBACCOUNTS (CONTINUED)
                                                  -------------------------------------------------------------------------------
                                                    PRUDENTIAL                                     T. ROWE PRICE
                                                       STOCK        PRUDENTIAL       AIM V.I.         EQUITY        PRUDENTIAL
                                                       INDEX           VALUE      GROWTH & INCOME     INCOME          EQUITY
                                                     PORTFOLIO       PORTFOLIO         FUND          PORTFOLIO       PORTFOLIO
                                                  -------------- ---------------- --------------- --------------- ---------------
            Contract Owner Units Outstanding
              (Discovery Preferred - rounded)          38,750,293      26,856,371           N/A             N/A        64,970,260
            Unit Value (Discovery Preferred)      $       2.01096 $       2.02329           N/A             N/A    $      1.80930
                                                  --------------- --------------- --------------- ---------------  --------------
            Contract Owner Equity
              (Discovery Preferred)               $    77,925,290 $    54,338,227           N/A             N/A    $  117,550,691
                                                  --------------- --------------- --------------- ---------------  --------------
            Contract Owner Units Outstanding
              (Discovery Select - rounded)            436,186,937     247,934,035     106,521,748     117,126,253     351,604,596
            Unit Value (Discovery Select)         $       2.01096 $       2.02329 $       1.80711 $       1.63398  $      1.80930
                                                  --------------- --------------- --------------- ---------------  --------------
            Contract Owner Equity (Discovery
              Select)                             $   877,154,482 $   501,642,454 $   192,496,516 $   191,381,956  $  636,158,195
                                                  --------------- --------------- --------------- ---------------  --------------
            Contract Owner Units Outstanding
              (Discovery Choice Basic - rounded)        1,602,912         329,847         762,000         481,047         495,504
            Unit Value (Discovery Choice Basic)   $       0.96694 $       1.22938 $       0.97850 $       1.08661  $      1.09324
                                                  --------------- --------------- --------------- ---------------  --------------
            Contract Owner Equity
              (Discovery Choice Basic)            $     1,549,920 $       405,508 $       745,617 $       522,710  $      541,705
                                                  --------------- --------------- --------------- ---------------  --------------
            Contract Owner Units Outstanding
              (Discovery Choice
              Enhanced - rounded)                       2,102,178         158,737       1,018,590         461,830         588,208
            Unit Value (Discovery Choice
              Enhanced)                           $       0.96361 $       1.22510 $       0.97504 $       1.08280  $      1.08949
                                                  --------------- --------------- --------------- ---------------  --------------
            Contract Owner Equity
              (Discovery Choice Enhanced)         $     2,025,680 $       194,469 $       993,166 $       500,069  $      640,847
                                                  --------------- --------------- --------------- ---------------  --------------
            Contract Owner Units Outstanding
              (Strategic Partner
              Non-Exchange 1 - rounded)                 1,122,383           N/A             N/A             N/A             N/A
            Unit Value (Strategic Partner
              Non-Exchange 1)                     $       0.91141           N/A             N/A             N/A             N/A
                                                  --------------- --------------- --------------- ---------------  --------------
            Contract Owner Equity
              (Strategic Partner Non-Exchange 1)  $     1,022,951           N/A             N/A             N/A             N/A
                                                  --------------- --------------- --------------- ---------------  --------------
            Contract Owner Units Outstanding
              (Strategic Partner
              Non-Exchange 2 - rounded)                   519,592           N/A             N/A             N/A             N/A
            Unit Value (Strategic Partner
              Non-Exchange 2)                     $       0.91086           N/A             N/A             N/A             N/A
                                                  --------------- --------------- --------------- ---------------  --------------
            Contract Owner Equity
              (Strategic Partner Non-Exchange 2)  $       473,275           N/A             N/A             N/A             N/A
                                                  --------------- --------------- --------------- ---------------  --------------
            Contract Owner Units Outstanding
              (Strategic Partner
              Non-Exchange 3 - rounded)                   849,860           N/A             N/A             N/A             N/A
            Unit Value (Strategic Partner
              Non-Exchange 3)                     $       0.91059           N/A             N/A             N/A             N/A
                                                  --------------- --------------- --------------- ---------------  --------------
           Contract Owner Equity
              (Strategic Partner Non-Exchange 3)  $       773,874           N/A             N/A             N/A             N/A
                                                  --------------- --------------- --------------- ---------------  --------------
            TOTAL CONTRACT OWNER EQUITY           $   960,925,472 $   556,580,658 $   194,235,299 $   192,404,735  $   754,891,438
                                                  =============== =============== =============== ===============  ===============


                                      A38

                                                                                SUBACCOUNTS (CONTINUED)
                                                  ----------------------------------------------------------------------------------
                                                    PRUDENTIAL       PRUDENTIAL        AIM V.I.       JANUS ASPEN
                                                     JENNISON     FLEXIBLE MANAGED       VALUE          GROWTH             MFS
                                                     PORTFOLIO        PORTFOLIO          FUND          PORTFOLIO     RESEARCH SERIES
                                                  --------------- ----------------  --------------- --------------- ---------------

        Contract Owner Units Outstanding
          (Discovery Preferred - rounded) .....        46,068,315       45,292,350            N/A             N/A             N/A

        Unit Value (Discovery Preferred) ......   $       2.29341  $       1.50672            N/A             N/A             N/A
                                                  ---------------  ---------------  --------------- --------------- ---------------
        Contract Owner Equity (Discovery
          Preferred) ..........................   $   105,653,535  $    68,242,889            N/A             N/A             N/A
                                                  ---------------  ---------------  --------------- --------------- ---------------
        Contract Owner Units Outstanding
          (Discovery Select - rounded) ........       480,476,519            N/A        212,476,593     214,542,798      61,777,535

        Unit Value (Discovery Select) .........   $       2.29341            N/A    $       1.80208 $       1.95266 $       1.69985
                                                  ---------------  ---------------  --------------- --------------- ---------------
        Contract Owner Equity (Discovery
          Select) .............................   $ 1,101,929,654            N/A    $   382,899,819 $   418,929,139 $   105,012,543
                                                  ---------------  ---------------  --------------- --------------- ---------------
        Contract Owner Units Outstanding
          (Discovery Choice Basic - rounded)...         2,855,827            N/A          2,091,871       2,429,379         353,116

        Unit Value (Discovery Choice Basic)....   $       0.96042            N/A    $       0.93510 $       0.96738 $       1.08013
                                                  ---------------  ---------------  --------------- --------------- ---------------
        Contract Owner Equity (Discovery
          Choice Basic) .......................   $     2,742,793            N/A    $     1,956,108 $     2,350,132 $       381,411
                                                  ---------------  ---------------  --------------- --------------- ---------------
        Contract Owner Units Outstanding
          (Discovery Choice Enhanced -
          rounded) ............................         3,852,478            N/A          2,883,724       3,833,188         272,888

        Unit Value (Discovery Choice
          Enhanced) ...........................   $       0.95707            N/A    $       0.93193 $       0.96404 $       1.07640
                                                  ---------------  ---------------  --------------- --------------- ---------------
        Contract Owner Equity (Discovery
          Choice Enhanced) ....................   $     3,687,091            N/A    $     2,687,429 $     3,695,347 $       293,736
                                                  ---------------  ---------------  --------------- --------------- ---------------
        Contract Owner Units
          Outstanding (Strategic Partner Non-
          Exchange 1 - rounded) ...............         2,804,198            N/A              N/A             N/A             N/A

        Unit Value (Strategic Partner Non-
          Exchange 1) .........................   $       0.81573            N/A              N/A             N/A             N/A
                                                  ---------------  ---------------  --------------- --------------- ---------------
        Contract Owner Equity (Strategic
          Partner Non-Exchange 1) .............   $     2,287,468            N/A              N/A             N/A             N/A
                                                  ---------------  ---------------  --------------- --------------- ---------------
        Contract Owner Units Outstanding
          (Strategic Partner Non-Exchange
          2 - rounded) ........................         1,737,903            N/A              N/A             N/A             N/A

        Unit Value (Strategic Partner Non-
          Exchange 2) .........................   $       0.81530            N/A              N/A             N/A             N/A
                                                  ---------------  ---------------  --------------- --------------- ---------------
        Contract Owner Equity (Strategic
          Partner Non-Exchange 2) .............   $     1,416,912            N/A              N/A             N/A             N/A
                                                  ---------------  ---------------  --------------- --------------- ---------------
        Contract Owner Units Outstanding
          (Strategic Partner Non-Exchange
          3 - rounded) ........................         4,493,317            N/A              N/A             N/A             N/A

        Unit Value (Strategic Partner Non-
          Exchange 3) .........................   $       0.81505            N/A              N/A             N/A             N/A
                                                  ---------------  ---------------  --------------- --------------- ---------------
        Contract Owner Equity (Strategic
          Partner Non-Exchange 3) .............   $     3,662,278            N/A              N/A             N/A             N/A
                                                  ---------------  ---------------  --------------- --------------- ---------------
        TOTAL CONTRACT OWNER EQUITY ...........   $ 1,221,379,731  $    68,242,889  $   387,543,356 $   424,974,618 $   105,687,690
                                                  ===============  ===============  =============== =============== ===============





                                      A39


                                                                                SUBACCOUNTS (CONTINUED)
                                                  ---------------------------------------------------------------------------------
                                                                         OCC            GLOBAL                        PRUDENTIAL
                                                        MFS         ACCUMULATION     POST-VENTURE     PRUDENTIAL        NATURAL
                                                  EMERGING GROWTH  TRUST SMALL CAP      CAPITAL         GLOBAL         RESOURCES
                                                      SERIES          PORTFOLIO        PORTFOLIO       PORTFOLIO       PORTFOLIO
                                                  ---------------  ---------------  --------------- --------------- ---------------
        Contract Owner Units Outstanding
          (Discovery Preferred - rounded) .....             N/A              N/A              N/A        14,900,594       5,515,244

        Unit Value (Discovery Preferred) ......             N/A              N/A              N/A   $       1.84646 $       1.91237
                                                  ---------------  ---------------  --------------- --------------- ---------------
        Contract Owner Equity (Discovery
          Preferred) ..........................             N/A              N/A              N/A   $    27,513,351 $    10,547,187
                                                  ---------------  ---------------  --------------- --------------- ---------------
        Contract Owner Units Outstanding
          (Discovery Select - rounded) ........       179,248,786       70,491,262       35,262,198      81,446,534           N/A

        Unit Value (Discovery Select) .........   $       2.10566  $       1.56487  $       1.44905 $       1.84646           N/A
                                                  ---------------  ---------------  --------------- --------------- ---------------
        Contract Owner Equity (Discovery
          Select) .............................   $   377,436,998  $   110,309,660  $    51,096,688 $   150,387,768           N/A
                                                  ---------------  ---------------  --------------- --------------- ---------------
        Contract Owner Units Outstanding
          (Discovery Choice Basic - rounded)...           955,179           86,134          176,783         426,439           N/A

        Unit Value (Discovery Choice Basic) ...   $       1.16292  $       1.48533  $       1.11704 $       1.01116           N/A
                                                  ---------------  ---------------  --------------- --------------- ---------------
        Contract Owner Equity (Discovery
          Choice Basic) .......................   $     1,110,796  $       127,938  $       197,474 $       431,198           N/A
                                                  ---------------  ---------------  --------------- --------------- ---------------
        Contract Owner Units Outstanding
          (Discovery Choice Enhanced -
          rounded) ............................         1,178,554          270,399          190,604         159,698           N/A

        Unit Value (Discovery Choice
          Enhanced) ...........................   $       1.15896  $       1.48018  $       1.11318 $       1.00770           N/A
                                                  ---------------  ---------------  --------------- --------------- ---------------
        Contract Owner Equity (Discovery
          Choice Enhanced) ....................   $     1,365,897  $       400,240  $       212,177 $       160,928           N/A
                                                  ---------------  ---------------  --------------- --------------- ---------------
        Contract Owner Units Outstanding
          (Strategic Partner Non-Exchange
          1 - rounded) ........................             N/A              N/A              N/A           371,999           N/A

        Unit Value (Strategic Partner Non-
          Exchange 1) .........................             N/A              N/A              N/A   $       0.87656           N/A
                                                  ---------------  ---------------  --------------- --------------- ---------------
        Contract Owner Equity (Strategic
          Partner Non-Exchange 1) .............             N/A              N/A              N/A   $       326,079           N/A
                                                  ---------------  ---------------  --------------- --------------- ---------------
        Contract Owner Units Outstanding
          (Strategic Partner Non-Exchange
          2 - rounded) ........................             N/A              N/A              N/A           170,411           N/A

        Unit Value (Strategic Partner Non-
          Exchange 2) .........................             N/A              N/A              N/A   $       0.87614           N/A
                                                  ---------------  ---------------  --------------- --------------- ---------------
        Contract Owner Equity (Strategic
          Partner Non-Exchange 2) .............             N/A              N/A              N/A   $       149,304           N/A
                                                  ---------------  ---------------  --------------- --------------- ---------------
        Contract Owner Units Outstanding
          (Strategic Partner Non-Exchange
          3 - rounded) ........................             N/A              N/A              N/A           436,450           N/A

        Unit Value (Strategic Partner Non-
          Exchange 3) .........................             N/A              N/A              N/A   $       0.87590           N/A
                                                  ---------------  ---------------  --------------- --------------- ---------------
        Contract Owner Equity (Strategic
          Partner Non-Exchange 3) .............             N/A              N/A              N/A   $       382,286           N/A
                                                  ---------------  ---------------  --------------- --------------- ---------------
        TOTAL CONTRACT OWNER EQUITY ...........   $   379,913,691  $   110,837,838  $    51,506,339 $   179,350,914 $    10,547,187
                                                  ===============  ===============  =============== =============== ===============




                                      A40


                                                                              SUBACCOUNTS (CONTINUED)
                                                  ----------------------------------------------------------------------------------
                                                                     T. ROWE PRICE    PRUDENTIAL       AMERICAN
                                                     JANUS ASPEN     INTERNATIONAL       SMALL          CENTURY        FRANKLIN
                                                    INTERNATIONAL        STOCK       CAPITALIZATION    VP VALUE        SMALL CAP
                                                  GROWTH PORTFOLIO     PORTFOLIO    STOCK PORTFOLIO      FUND            FUND
                                                  ----------------  --------------- --------------- --------------- ---------------
        Contract Owner Units Outstanding
          (Discovery Preferred - rounded) .....              N/A              N/A        15,201,306           N/A             N/A

        Unit Value (Discovery Preferred) ......              N/A              N/A   $       1.83214           N/A             N/A
                                                   ---------------  --------------- --------------- --------------- ---------------
        Contract Owner Equity (Discovery
          Preferred) ..........................              N/A              N/A   $    27,850,921           N/A             N/A
                                                   ---------------  --------------- --------------- --------------- ---------------
        Contract Owner Units Outstanding
          (Discovery Select - rounded) ........        177,676,490       45,096,106      52,088,694      32,891,536      58,146,506

        Unit Value (Discovery Select) .........    $       2.12110  $       1.28651 $       1.55006 $       1.33658 $       1.76141
                                                   ---------------  --------------- --------------- --------------- ---------------
        Contract Owner Equity (Discovery
          Select) .............................    $   376,869,603  $    58,016,591 $    80,740,601 $    43,962,170 $   102,419,837
                                                   ---------------  --------------- --------------- --------------- ---------------
        Contract Owner Units Outstanding
          (Discovery Choice Basic - rounded)...          1,977,955          442,411         216,121         241,554       1,322,567

        Unit Value (Discovery Choice Basic) ...    $       1.21117  $       0.97128 $       1.24898 $       1.13626 $       1.04863
                                                   ---------------  --------------- --------------- --------------- ---------------
        Contract Owner Equity (Discovery
          Choice Basic) .......................    $     2,395,640  $       429,705 $       269,931 $       274,468 $     1,386,883
                                                   ---------------  --------------- --------------- --------------- ---------------
        Contract Owner Units Outstanding
          (Discovery Choice Enhanced -
          rounded) ............................          2,377,987          170,327         165,369         213,309       1,171,835

        Unit Value (Discovery Choice
          Enhanced) ...........................    $       1.20698  $       0.96798 $       1.24466 $       1.13250 $       1.04494
                                                   ---------------  --------------- --------------- --------------- ---------------
        Contract Owner Equity
          (Discovery Choice Enhanced) .........    $     2,870,183  $       164,873 $       205,828 $       241,572 $     1,224,498
                                                   ---------------  --------------- --------------- --------------- ---------------
        Contract Owner Units Outstanding
          (Strategic Partner Non-Exchange
          1 - rounded) ........................              N/A              N/A             N/A             N/A             N/A

        Unit Value (Strategic Partner Non-
          Exchange 1) .........................              N/A              N/A             N/A             N/A             N/A
                                                   ---------------  --------------- --------------- --------------- ---------------
        Contract Owner Equity (Strategic
          Partner Non-Exchange 1) .............              N/A              N/A             N/A             N/A             N/A
                                                   ---------------  --------------- --------------- --------------- ---------------
        Contract Owner Units Outstanding
          (Strategic Partner Non-Exchange
          2 - rounded) ........................              N/A              N/A             N/A             N/A             N/A
        Unit Value (Strategic Partner Non-
          Exchange 2) .........................              N/A              N/A             N/A             N/A             N/A
                                                   ---------------  --------------- --------------- --------------- ---------------
        Contract Owner Equity
          (Strategic Partner Non-Exchange 2)...              N/A              N/A             N/A             N/A             N/A
                                                   ---------------  --------------- --------------- --------------- ---------------
        Contract Owner Units Outstanding
          (Strategic Partner Non-Exchange
          3 - rounded) ........................              N/A              N/A             N/A             N/A             N/A
        Unit Value (Strategic Partner Non-
          Exchange 3) .........................              N/A              N/A             N/A             N/A             N/A
                                                   ---------------  --------------- --------------- --------------- ---------------
        Contract Owner Equity
          (Strategic Partner Non-Exchange 3)...              N/A              N/A             N/A             N/A             N/A
                                                   ---------------  --------------- --------------- --------------- ---------------
        TOTAL CONTRACT OWNER EQUITY ...........    $   382,135,426  $    58,611,169 $   109,067,281 $    44,478,210 $   105,031,218
                                                   ===============  =============== =============== =============== ===============




                                      A41

                                                                              SUBACCOUNTS (CONTINUED)
                                                  ---------------------------------------------------------------------------------
                                                                     PRUDENTIAL                                      SP ALLIANCE
                                                    PRUDENTIAL       DIVERSIFIED                       PREMIER        LARGE CAP
                                                       20/20        CONSERVATIVE     DAVIS VALUE       GROWTH          GROWTH
                                                  FOCUS PORTFOLIO  GROWTH PORTFOLIO    PORTFOLIO       PORTFOLIO       PORTFOLIO
                                                  ---------------   --------------- --------------- --------------- ---------------

        Contract Owner Units
          Outstanding (Discovery Preferred -
          rounded) ............................             N/A               N/A             N/A             N/A             N/A

        Unit Value (Discovery Preferred) ......             N/A               N/A             N/A             N/A             N/A
                                                  ---------------   --------------- --------------- --------------- ---------------
        Contract Owner Equity (Discovery
          Preferred) ..........................             N/A               N/A             N/A             N/A             N/A
                                                  ---------------   --------------- --------------- --------------- ---------------
        Contract Owner Units Outstanding
          (Discovery Select - rounded) ........        77,865,791       177,871,105      38,693,721      21,872,680           N/A

        Unit Value (Discovery Select) .........   $       1.09942   $       1.07605 $       0.99182 $       0.79874           N/A
                                                  ---------------   --------------- --------------- --------------- ---------------
        Contract Owner Equity (Discovery
          Select) .............................   $    85,607,208   $   191,398,203 $    38,377,206 $    17,470,585           N/A
                                                  ---------------   --------------- --------------- --------------- ---------------
        Contract Owner Units Outstanding
          (Discovery Choice Basic - rounded)...           539,076           885,378         876,511         736,356           N/A

        Unit Value (Discovery Choice Basic)....   $       1.06732   $       1.08004 $       0.99213 $       0.79906           N/A
                                                  ---------------   --------------- --------------- --------------- ---------------
        Contract Owner Equity (Discovery
          Choice Basic) .......................   $       575,367   $       956,243 $       869,613 $       588,393           N/A
                                                  ---------------   --------------- --------------- --------------- ---------------
        Contract Owner Units Outstanding
          (Discovery Choice Enhanced -
          rounded) ............................         1,397,028           699,036       1,558,558       1,031,130           N/A

        Unit Value (Discovery Choice
          Enhanced) ...........................   $       1.06356   $       1.07631 $       0.99026 $       0.79742           N/A
                                                  ---------------   --------------- --------------- --------------- ---------------
        Contract Owner Equity
          (Discovery Choice Enhanced) .........   $     1,485,823   $       752,379 $     1,543,378 $       822,243           N/A
                                                  ---------------   --------------- --------------- --------------- ---------------
        Contract Owner Units Outstanding
          (Strategic Partner Non-Exchange
          1 - rounded) ........................             N/A               N/A             N/A             N/A         1,254,905

        Unit Value (Strategic Partner Non-
          Exchange 1) .........................             N/A               N/A             N/A             N/A   $       0.85233
                                                  ---------------   --------------- --------------- --------------- ---------------
        Contract Owner Equity (Strategic
          Partner Non-Exchange 1) .............             N/A               N/A             N/A             N/A   $     1,069,592
                                                  ---------------   --------------- --------------- --------------- ---------------
        Contract Owner Units Outstanding
          (Strategic Partner Non-Exchange
          2 - rounded) ........................             N/A               N/A             N/A             N/A         1,755,772

        Unit Value (Strategic Partner Non-
          Exchange 2) .........................             N/A               N/A             N/A             N/A   $       0.85187
                                                  ---------------   --------------- --------------- --------------- ---------------
        Contract Owner Equity (Strategic
          Partner Non-Exchange 2) .............             N/A               N/A             N/A             N/A   $     1,495,690
                                                  ---------------   --------------- --------------- --------------- ---------------
        Contract Owner Units Outstanding
          (Strategic Partner Non-Exchange
          3 - rounded) ........................             N/A               N/A             N/A             N/A         1,592,163

        Unit Value (Strategic Partner Non-
          Exchange 3) .........................             N/A               N/A             N/A             N/A   $       0.85163
                                                  ---------------   --------------- --------------- --------------- ---------------
        Contract Owner Equity
          (Strategic Partner Non-
          Exchange 3) .........................             N/A               N/A             N/A             N/A   $     1,355,934
                                                  ---------------   --------------- --------------- --------------- ---------------
        TOTAL CONTRACT OWNER EQUITY ...........   $    87,668,398   $   193,106,825 $    40,790,197 $    18,881,221 $     3,921,216
                                                  ===============   =============== =============== =============== ===============




                                      A42


                                                                               SUBACCOUNTS (CONTINUED)
                                                  ---------------------------------------------------------------------------------
                                                                                      SP INVESCO       SP PIMCO        SP PIMCO
                                                     SP DAVIS      SP SMALL/MID          SMALL           TOTAL           HIGH
                                                       VALUE         CAP VALUE          COMPANY          RETURN          YIELD
                                                     PORTFOLIO       PORTFOLIO     GROWTH PORTFOLIO    PORTFOLIO       PORTFOLIO
                                                  --------------- ---------------  ---------------- --------------- ---------------
        Contract Owner Units
          Outstanding (Discovery Preferred -
          rounded) ............................             N/A             N/A               N/A             N/A             N/A

        Unit Value (Discovery Preferred) ......             N/A             N/A               N/A             N/A             N/A
                                                  --------------- ---------------   --------------- --------------- ---------------
        Contract Owner Units Outstanding
          (Discovery Preferred - rounded) .....             N/A             N/A               N/A             N/A             N/A
                                                  --------------- ---------------   --------------- --------------- ---------------
        Unit Value (Discovery Preferred) ......             N/A             N/A               N/A             N/A             N/A

        Contract Owner Equity (Discovery
          Preferred) ..........................             N/A             N/A               N/A             N/A             N/A
                                                  --------------- ---------------   --------------- --------------- ---------------
        Contract Owner Units Outstanding
          (Discovery Select - rounded) ........             N/A             N/A               N/A             N/A             N/A
                                                  --------------- ---------------   --------------- --------------- ---------------
        Unit Value (Discovery Select) .........             N/A             N/A               N/A             N/A             N/A

        Contract Owner Equity (Discovery
          Select) .............................             N/A             N/A               N/A             N/A             N/A
                                                  --------------- ---------------   --------------- --------------- ---------------
        Contract Owner Units Outstanding
          (Discovery Choice Basic - rounded)...             N/A             N/A               N/A             N/A             N/A
                                                  --------------- ---------------   --------------- --------------- ---------------
        Unit Value (Discovery Choice Basic)....             N/A             N/A               N/A             N/A             N/A

        Contract Owner Equity (Discovery
          Choice Basic) .......................             N/A             N/A               N/A             N/A             N/A
                                                  --------------- ---------------   --------------- --------------- ---------------
        Contract Owner Units Outstanding
          (Discovery Choice Enhanced -
          rounded) ............................             N/A             N/A               N/A             N/A             N/A
                                                  --------------- ---------------   --------------- --------------- ---------------
        Unit Value (Discovery Choice
          Enhanced) ...........................             N/A             N/A               N/A             N/A             N/A

        Contract Owner Equity
          (Discovery Choice Enhanced) .........             N/A             N/A               N/A             N/A             N/A
                                                  --------------- ---------------   --------------- --------------- ---------------
        Contract Owner Units Outstanding
          (Strategic Partner Non-Exchange
          1 - rounded) ........................         3,263,900       1,013,389           441,462       1,448,492         722,150

        Unit Value (Strategic Partner Non-
          Exchange 1) .........................   $       1.01293 $       1.10899   $       0.83474 $       1.04774 $       1.01546
                                                  --------------- ---------------   --------------- --------------- ---------------
        Contract Owner Equity (Strategic
          Partner Non-Exchange 1) .............   $     3,306,101 $     1,123,839   $       368,505 $     1,517,643 $       733,314
                                                  --------------- ---------------   --------------- --------------- ---------------
        Contract Owner Units Outstanding
          (Strategic Partner Non-Exchange
          2 - rounded) ........................         1,945,466         347,741           299,778       1,000,276         357,097

        Unit Value (Strategic Partner Non-
          Exchange 2) .........................   $       1.01245 $       1.10842   $       0.83429 $       1.04720 $       1.01497
                                                  --------------- ---------------   --------------- --------------- ---------------
        Contract Owner Equity
          (Strategic Partner Non-
          Exchange 2) .........................   $     1,969,687 $       385,443   $       250,102 $     1,047,489 $       362,443
                                                  --------------- ---------------   --------------- --------------- ---------------
        Contract Owner Units Outstanding
          (Strategic Partner Non-Exchange
          3 - rounded) ........................         3,194,985         866,330           782,539         793,489         444,968

        Unit Value (Strategic Partner Non-
          Exchange 3) .........................   $       1.01213 $       1.10805   $       0.83404 $       1.04684 $       1.01459
                                                  --------------- ---------------   --------------- --------------- ---------------
        Contract Owner Equity (Strategic
          Partner Non-Exchange 3) .............   $     3,233,741 $       959,937   $       652,669 $       830,656 $       451,460
                                                  --------------- ---------------   --------------- --------------- ---------------
        TOTAL CONTRACT OWNER EQUITY ...........   $     8,509,529 $     2,469,219   $     1,271,276 $     3,395,788 $     1,547,217
                                                  =============== ===============   =============== =============== ===============




                                      A43


                                                                                SUBACCOUNTS (CONTINUED)
                                                  ---------------------------------------------------------------------------------
                                                    JANUS ASPEN                        SP AIM          SP MFS        SP STRATEGIC
                                                   SERIES GROWTH      SP LARGE       GROWTH AND        CAPITAL         PARTNERS
                                                      SERVICE         CAP VALUE        INCOME       OPPORTUNITIES   FOCUSED GROWTH
                                                     PORTFOLIO        PORTFOLIO       PORTFOLIO       PORTFOLIO        PORTFOLIO
                                                  ---------------  --------------- --------------- ---------------  ---------------
        Contract Owner Units Outstanding
          (Discovery Preferred - rounded) .....             N/A              N/A             N/A             N/A              N/A

        Unit Value (Discovery Preferred) ......             N/A              N/A             N/A             N/A              N/A
                                                  ---------------  --------------- --------------- ---------------  ---------------
        Contract Owner Equity (Discovery
          Preferred) ..........................             N/A              N/A             N/A             N/A              N/A
                                                  ---------------  --------------- --------------- ---------------  ---------------
        Contract Owner Units Outstanding
          (Discovery Select - rounded) ........             N/A              N/A             N/A             N/A              N/A

        Unit Value (Discovery Select) .........             N/A              N/A             N/A             N/A              N/A
                                                  ---------------  --------------- --------------- ---------------  ---------------
        Contract Owner Equity (Discovery
          Select) .............................             N/A              N/A             N/A             N/A              N/A
                                                  ---------------  --------------- --------------- ---------------  ---------------
        Contract Owner Units Outstanding
          (Discovery Choice Basic - rounded)...             N/A              N/A             N/A             N/A              N/A

        Unit Value (Discovery Choice Basic)....             N/A              N/A             N/A             N/A              N/A
                                                  ---------------  --------------- --------------- ---------------  ---------------
        Contract Owner Equity (Discovery
          Choice Basic) .......................             N/A              N/A             N/A             N/A              N/A
                                                  ---------------  --------------- --------------- ---------------  ---------------
        Contract Owner Units Outstanding
          (Discovery Choice Enhanced -
          rounded) ............................             N/A              N/A             N/A             N/A              N/A

        Unit Value (Discovery Choice
          Enhanced) ...........................             N/A              N/A             N/A             N/A              N/A
                                                  ---------------  --------------- --------------- ---------------  ---------------
        Contract Owner Equity (Discovery
          Choice Enhanced) ....................             N/A              N/A             N/A             N/A              N/A
                                                  ---------------  --------------- --------------- ---------------  ---------------
        Contract Owner Units Outstanding
          (Strategic Partner Non-Exchange
          1 - rounded) ........................         1,473,096          557,079         907,104         810,786          693,204

        Unit Value (Strategic Partner Non-
          Exchange 1) .........................   $       0.83038  $       1.04410 $       0.83933 $       0.91251  $       0.79227
                                                  ---------------  --------------- --------------- ---------------  ---------------
        Contract Owner Equity
          (Strategic Partner Non-
          Exchange 1) .........................   $     1,223,229  $       581,646 $       761,360 $       739,850  $       549,205
                                                  ---------------  --------------- --------------- ---------------  ---------------
        Contract Owner Units Outstanding
          (Strategic Partner Non-Exchange
          2 - rounded) ........................         1,012,346          340,670         383,123         652,725          681,560

        Unit Value (Strategic Partner
          Non-Exchange 2) .....................   $       0.82995  $       1.04359 $       0.83887 $       0.91203  $       0.79184
                                                  ---------------  --------------- --------------- ---------------  ---------------
        Contract Owner Equity (Strategic
          Partner Non-Exchange 2) .............   $       840,197  $       355,520 $       321,390 $       595,305  $       539,686
                                                  ---------------  --------------- --------------- ---------------  ---------------
        Contract Owner Units Outstanding
          (Strategic Partner Non-Exchange
          3 - rounded) ........................         1,295,174          305,406       1,337,786         690,992          997,234

        Unit Value (Strategic Partner Non-
          Exchange 3) .........................   $       0.82976  $       1.04325 $       0.83861 $       0.91177  $       0.79161
                                                  ---------------  --------------- --------------- ---------------  ---------------
        Contract Owner Equity
          (Strategic Partner Non-
          Exchange 3) .........................   $     1,074,684  $       318,615 $     1,121,881 $       630,025  $       789,420
                                                  ---------------  --------------- --------------- ---------------  ---------------
        TOTAL CONTRACT OWNER EQUITY ...........   $     3,138,110  $     1,255,781 $     2,204,631 $     1,965,180  $     1,878,311
                                                  ===============  =============== =============== ===============  ===============




                                      A44


                                                                              SUBACCOUNTS (CONTINUED)
                                                  ---------------------------------------------------------------------------------
                                                      SP MFS        SP PRUDENTIAL      SP AIM                       SP CONSERVATIVE
                                                      MID CAP       U.S. EMERGING    AGGRESSIVE      SP ALLIANCE          ASSET
                                                       GROWTH          GROWTH          GROWTH        TECHNOLOGY        ALLOCATION
                                                     PORTFOLIO       PORTFOLIO       PORTFOLIO        PORTFOLIO         PORTFOLIO
                                                  ---------------  --------------- --------------- ---------------  ---------------
        Contract Owner Units Outstanding
          (Discovery Preferred - rounded) .....             N/A              N/A             N/A             N/A              N/A

        Unit Value (Discovery Preferred) ......             N/A              N/A             N/A             N/A              N/A
                                                  ---------------  --------------- --------------- ---------------  ---------------
        Contract Owner Equity (Discovery
          Preferred) ..........................             N/A              N/A             N/A             N/A              N/A
                                                  ---------------  --------------- --------------- ---------------  ---------------
        Contract Owner Units Outstanding
          (Discovery Select - rounded) ........             N/A              N/A             N/A             N/A              N/A

        Unit Value (Discovery Select) .........             N/A              N/A             N/A             N/A              N/A
                                                  ---------------  --------------- --------------- ---------------  ---------------
        Contract Owner Equity (Discovery
          Select) .............................             N/A              N/A             N/A             N/A              N/A
                                                  ---------------  --------------- --------------- ---------------  ---------------
        Contract Owner Units Outstanding
          (Discovery Choice Basic - rounded)...             N/A              N/A             N/A             N/A              N/A

        Unit Value (Discovery Choice Basic)....             N/A              N/A             N/A             N/A              N/A
                                                  ---------------  --------------- --------------- ---------------  ---------------
        Contract Owner Equity (Discovery
          Choice Basic) .......................             N/A              N/A             N/A             N/A              N/A
                                                  ---------------  --------------- --------------- ---------------  ---------------
        Contract Owner Units Outstanding
          (Discovery Choice Enhanced -
          rounded) ............................             N/A              N/A             N/A             N/A              N/A

        Unit Value (Discovery Choice
          Enhanced) ...........................             N/A              N/A             N/A             N/A              N/A
                                                  ---------------  --------------- --------------- ---------------  ---------------
        Contract Owner Equity (Discovery
          Choice Enhanced) ....................             N/A              N/A             N/A             N/A              N/A
                                                  ---------------  --------------- --------------- ---------------  ---------------
        Contract Owner Units Outstanding
          (Strategic Partner Non-Exchange
          1 - rounded) ........................         1,181,291        1,515,243         599,327       1,305,959          831,559

        Unit Value (Strategic Partner Non-
          Exchange 1) .........................   $       0.97366  $       0.83561 $       0.85666 $       0.75990  $       1.00456
                                                  ---------------  --------------- --------------- ---------------  ---------------
        Contract Owner Equity (Strategic
          Partner Non-Exchange 1) .............   $     1,150,176  $     1,266,153 $       513,420 $       992,398  $       835,351
                                                  ---------------  --------------- --------------- ---------------  ---------------
        Contract Owner Units Outstanding
          (Strategic Partner Non-Exchange
          2 - rounded) ........................           898,357          751,146         534,817       1,867,790          665,041

        Unit Value (Strategic Partner Non-
          Exchange 2) .........................   $       0.97308  $       0.83520 $       0.85619 $       0.75950  $       1.00406
                                                  ---------------  --------------- --------------- ---------------  ---------------
        Contract Owner Equity (Strategic
          Partner Non-Exchange 2) .............   $       874,173  $       627,357 $       457,905 $     1,418,587  $       667,741
                                                  ---------------  --------------- --------------- ---------------  ---------------
        Contract Owner Units Outstanding
          (Strategic Partner Non-Exchange
          3 - rounded) ........................         1,175,567        1,729,790         898,874       2,337,710          288,927

        Unit Value (Strategic Partner Non-
          Exchange 3) .........................   $       0.97285  $       0.83496 $       0.85596 $       0.75927  $       1.00374
                                                  ---------------  --------------- --------------- ---------------  ---------------
        Contract Owner Equity (Strategic
          Partner Non-Exchange 3) .............   $     1,143,651  $     1,444,305 $       769,400 $     1,774,953  $       290,008
                                                  ---------------  --------------- --------------- ---------------  ---------------
        TOTAL CONTRACT OWNER EQUITY ...........   $     3,168,000  $     3,337,815 $     1,740,725 $     4,185,938  $     1,793,100
                                                  ===============  =============== =============== ===============  ===============






                                      A45


                                                                              SUBACCOUNTS (CONTINUED)
                                                  ---------------------------------------------------------------------------------
                                                    SP BALANCED       SP GROWTH     SP AGGRESSIVE    SP JENNISON      SP DEUTSCHE
                                                       ASSET            ASSET       GROWTH ASSET    INTERNATIONAL    INTERNATIONAL
                                                    ALLOCATION       ALLOCATION      ALLOCATION        GROWTH           EQUITY
                                                     PORTFOLIO        PORTFOLIO       PORTFOLIO       PORTFOLIO        PORTFOLIO
                                                  ---------------  --------------- --------------- ---------------  ---------------
        Contract Owner Units Outstanding
          (Discovery Preferred - rounded) .....             N/A              N/A             N/A             N/A              N/A

        Unit Value (Discovery Preferred) ......             N/A              N/A             N/A             N/A              N/A
                                                  ---------------  --------------- --------------- ---------------  ---------------
        Contract Owner Equity (Discovery
          Preferred) ..........................             N/A              N/A             N/A             N/A              N/A
                                                  ---------------  --------------- --------------- ---------------  ---------------
        Contract Owner Units Outstanding
          (Discovery Select - rounded) ........             N/A              N/A             N/A             N/A              N/A

        Unit Value (Discovery Select) .........             N/A              N/A             N/A             N/A              N/A
                                                  ---------------  --------------- --------------- ---------------  ---------------
        Contract Owner Equity (Discovery
          Select) .............................             N/A              N/A             N/A             N/A              N/A
                                                  ---------------  --------------- --------------- ---------------  ---------------
        Contract Owner Units Outstanding
          (Discovery Choice Basic - rounded)...             N/A              N/A             N/A             N/A              N/A

        Unit Value (Discovery Choice Basic)....             N/A              N/A             N/A             N/A              N/A
                                                  ---------------  --------------- --------------- ---------------  ---------------
        Contract Owner Equity (Discovery
          Choice Basic) .......................             N/A              N/A             N/A             N/A              N/A
                                                  ---------------  --------------- --------------- ---------------  ---------------
        Contract Owner Units Outstanding
          (Discovery Choice Enhanced -
          rounded) ............................             N/A              N/A             N/A             N/A              N/A

        Unit Value (Discovery Choice
          Enhanced) ...........................             N/A              N/A             N/A             N/A              N/A
                                                  ---------------  --------------- --------------- ---------------  ---------------
        Contract Owner Equity
          (Discovery Choice Enhanced) .........             N/A              N/A             N/A             N/A              N/A
                                                  ---------------  --------------- --------------- ---------------  ---------------
        Contract Owner Units Outstanding
          (Strategic Partner Non-Exchange
          1 - rounded) ........................         1,201,198        1,422,198         612,611         943,082          727,420

        Unit Value (Strategic Partner Non-
          Exchange 1) .........................   $       0.98004  $       0.95179 $       0.92990 $       0.84672  $       0.94430
                                                  ---------------  --------------- --------------- ---------------  ---------------
        Contract Owner Equity (Strategic
          Partner Non-Exchange 1) .............   $     1,177,222  $     1,353,634 $       569,667 $       798,526  $       686,903
                                                  ---------------  --------------- --------------- ---------------  ---------------
        Contract Owner Units Outstanding
          (Strategic Partner Non-Exchange
          2 - rounded) ........................           634,300        1,285,587         422,355         696,580          771,475

        Unit Value (Strategic Partner Non-
          Exchange 2) .........................   $       0.97950  $       0.95128 $       0.92940 $       0.84626  $       0.94384
                                                  ---------------  --------------- --------------- ---------------  ---------------
        Contract Owner Equity (Strategic
          Partner Non-Exchange 2) .............   $       621,297  $     1,222,953 $       392,537 $       589,488  $       728,149
                                                  ---------------  --------------- --------------- ---------------  ---------------
        Contract Owner Units Outstanding
          (Strategic Partner Non-Exchange
          3 - rounded) ........................         1,836,214        1,300,041       1,073,826       1,178,408          752,798

        Unit Value (Strategic Partner Non-
          Exchange 3) .........................   $       0.97922  $       0.95105 $       0.92916 $       0.84597  $       0.94350
                                                  ---------------  --------------- --------------- ---------------  ---------------
        Contract Owner Equity (Strategic
          Partner Non-Exchange 3) .............   $     1,798,057  $     1,236,404 $       997,756 $       996,898  $       710,265
                                                  ---------------  --------------- --------------- ---------------  ---------------
        TOTAL CONTRACT OWNER EQUITY ...........   $     3,596,576  $     3,812,991 $     1,959,960 $     2,384,912  $     2,125,317
                                                  ===============  =============== =============== ===============  ===============





                                      A46

NOTE 5:  CHARGES AND EXPENSES

            A.  Mortality Risk and Expense Risk Charges

                 The mortality risk and expense risk charges, at an effective annual rate of 1.25%, 1.25%, 1.35%, 1.65%, 1.40%, 1.60% and
                 1.70%, are applied daily against the net assets representing equity of Discovery Preferred, Discovery Select, Discovery Choice Basic, Discovery Choice Enhanced, Strategic Partners GMDB, Strategic Partners GMDB-1 and Strategic Partner GMDB-2 contract owners, respectively, held in each subaccount. Mortality risk is that annuitants may live longer than estimated and expense risk is that the cost of issuing and administering the contracts may exceed related charges by Pruco Life.

            B.  Administration Charges

                 The administration charges, at an effective annual rate of .15%, are applied daily against the net assets representing equity of Discovery Preferred and Discovery Select contract owners held in each subaccount. Administration charges include costs associated with issuing the contract, establishing and maintaining records, and providing reports to contract owners.

            C.  Withdrawal Charge

                 A withdrawal charge may be made upon full or partial contract owner redemptions. The charge compensates Pruco Life for paying all of the expenses of selling and distributing the contracts, including sales commissions, printing of prospectuses, sales administration, preparation of sales literature, and other promotional activities. No withdrawal charge is imposed whenever earnings are withdrawn.

NOTE 6:  TAXES

            Pruco Life is taxed as a "life insurance company" as defined by the Internal Revenue Code. The results of operations of the Account form a part of Prudential's consolidated federal tax return. Under current federal law, no federal income taxes are payable by the Account. As such, no provision for tax liability has been recorded in these financial statements.

NOTE 7:  UNIT ACTIVITY

            Transactions in units (including transfers among subaccounts) for the years ended December 31, 2000 and 1999 were as follows:


                                                                                  SUBACCOUNTS
                                          --------------------------------------------------------------------------------------
                                                   PRUDENTIAL                      PRUDENTIAL                  PRUDENTIAL
                                                  MONEY MARKET                  DIVERSIFIED BOND             HIGH YIELD BOND
                                                   PORTFOLIO                       PORTFOLIO                   PORTFOLIO
                                          --------------------------    ----------------------------    ------------------------
                                               2000         1999             2000            1999            2000        1999
                                          ------------  ------------    ------------    ------------    -----------  -----------
            Contract Owner Contributions:  517,020,713   456,935,811      96,373,288     291,375,622     65,855,916  133,657,032
            Contract Owner Redemptions:   (579,941,348) (319,757,994)   (121,403,531)   (111,214,388)   (84,950,670) (78,517,650)
                                          ============  ============    ============    ============    ===========  ===========


                                                                              SUBACCOUNTS (CONTINUED)
                                          --------------------------------------------------------------------------------------
                                                  PRUDENTIAL                  OCC ACCUMULATION                PRUDENTIAL
                                             CONSERVATIVE BALANCED              TRUST MANAGED                 STOCK INDEX
                                                   PORTFOLIO                      PORTFOLIO                    PORTFOLIO
                                          --------------------------    ----------------------------    ------------------------
                                               2000         1999             2000            1999            2000        1999
                                          ------------  ------------    ------------    ------------    -----------  -----------
            Contract Owner Contributions:    2,027,344     5,140,472      26,082,357      97,333,166    109,879,093  217,901,612
            Contract Owner Redemptions:    (17,414,144)  (14,347,237)    (92,299,796)    (78,496,794)   (82,987,360) (63,462,137)


                                                                              SUBACCOUNTS (CONTINUED)
                                          --------------------------------------------------------------------------------------
                                                  PRUDENTIAL                      AIM V.I.                   T. ROWE PRICE
                                                     VALUE                     GROWTH & INCOME               EQUITY INCOME
                                                   PORTFOLIO                        FUND                       PORTFOLIO
                                          --------------------------    ----------------------------    ------------------------
                                               2000         1999             2000            1999            2000        1999
                                          ------------  ------------    ------------    ------------    -----------  -----------
            Contract Owner Contributions:   42,232,943    93,026,349      31,274,527      46,491,648     24,742,560   43,773,751
            Contract Owner Redemptions:    (78,285,668)  (74,114,631)    (16,490,645)    (12,380,878)   (35,859,499) (24,719,079)


                                                                              SUBACCOUNTS (CONTINUED)
                                          --------------------------------------------------------------------------------------
                                                  PRUDENTIAL                      PRUDENTIAL                   PRUDENTIAL
                                                    EQUITY                         JENNISON                 FLEXIBLE MANAGED
                                                  PORTFOLIO                       PORTFOLIO                    PRUDENTIAL
                                          --------------------------    ----------------------------    ------------------------
                                               2000         1999             2000            1999            2000        1999
                                          ------------  ------------    ------------    ------------    -----------  -----------
            Contract Owner Contributions:   73,667,493   150,750,917     191,012,256     254,836,824      1,285,302    2,136,574
            Contract Owner Redemptions:    (99,095,327)  (75,237,504)    (81,150,852)    (69,429,979)   (10,970,269)  (9,300,119)




                                      A47


                                                                              SUBACCOUNTS (CONTINUED)
                                          --------------------------------------------------------------------------------------
                                                   AIM V.I.                      JANUS ASPEN
                                                     VALUE                         GROWTH                        MFS
                                                     FUND                         PORTFOLIO                RESEARCH SERIES
                                          --------------------------    ----------------------------    ------------------------
                                               2000         1999             2000            1999            2000        1999
                                          ------------  ------------    ------------    ------------    -----------  -----------
            Contract Owner Contributions:   85,040,645   109,052,648      95,255,733     107,500,782     13,942,476   18,280,673
            Contract Owner Redemptions:    (27,882,345)  (19,289,303)    (31,976,816)    (20,319,212)   (10,424,858)  (9,946,023)


                                                                              SUBACCOUNTS (CONTINUED)
                                          --------------------------------------------------------------------------------------
                                                     MFS                   OCC ACCUMULATION TRUST        GLOBAL POST-VENTURE
                                               EMERGING GROWTH                    SMALL CAP                     CAPITAL
                                                   SERIES                         PORTFOLIO                   PORTFOLIO
                                          --------------------------    ----------------------------    ------------------------
                                               2000         1999             2000            1999            2000        1999
                                          ------------  ------------    ------------    ------------    -----------  -----------
            Contract Owner Contributions:   84,017,529    70,528,991      18,568,144      22,091,651     20,100,948    8,119,699
            Contract Owner Redemptions:    (45,017,618)  (25,076,467)    (18,449,622)    (19,841,734)    (7,174,748)  (4,128,642)


                                                                              SUBACCOUNTS (CONTINUED)
                                          --------------------------------------------------------------------------------------
                                                   PRUDENTIAL                      PRUDENTIAL             JANUS ASPEN SERIES
                                                     GLOBAL                     NATURAL RESOURCES         INTERNATIONAL GROWTH
                                                   PORTFOLIO                       PORTFOLIO                  PORTFOLIO
                                          --------------------------    ----------------------------    ------------------------
                                               2000         1999             2000            1999            2000        1999
                                          ------------  ------------    ------------    ------------    -----------  -----------
            Contract Owner Contributions:   37,143,001    38,863,649       1,441,134      733,657.93    142,147,493   58,594,897
            Contract Owner Redemptions:    (15,286,095)  (10,766,101)       (982,344)  (2,002,436.23)   (94,344,245) (20,034,764)


                                                                              SUBACCOUNTS (CONTINUED)
                                          --------------------------------------------------------------------------------------
                                                  T. ROWE PRICE                    PRUDENTIAL               AMERICAN CENTURY
                                              INTERNATIONAL STOCK            SMALL CAPITALIZATION              VP VALUE
                                                    PORTFOLIO                    STOCK PORTFOLIO                  FUND
                                          --------------------------    ----------------------------    ------------------------
                                               2000         1999             2000            1999            2000        1999
                                          ------------  ------------    ------------    ------------    -----------  -----------
            Contract Owner Contributions:   65,740,338    14,025,682      25,914,520      35,801,924     15,615,178   25,178,300
            Contract Owner Redemptions:    (57,425,542)   (6,555,084)    (10,686,283)     (9,019,886)    (7,817,467)  (2,712,585)


                                                                              SUBACCOUNTS (CONTINUED)
                                          --------------------------------------------------------------------------------------
                                                                                PRUDENTIAL                   PRUDENTIAL
                                                   FRANKLIN                        20/20              DIVERSIFIED CONSERVATIVE
                                                SMALL CAP FUND                 FOCUS PORTFOLIO**          GROWTH PORTFOLIO**
                                          --------------------------    ----------------------------   -------------------------
                                               2000         1999             2000            1999            2000        1999
                                          ------------  ------------    ------------    ------------   ------------  -----------
            Contract Owner Contributions:   75,290,652    20,865,250      43,363,774      55,311,847    101,893,545  109,391,417
            Contract Owner Redemptions:    (36,027,246)   (2,308,089)    (14,276,466)     (4,597,260)   (24,747,395)  (7,082,049)


                                                                              SUBACCOUNTS (CONTINUED)
                                          --------------------------------------------------------------------------------------
                                                                                                             SP ALLIANCE
                                                 DAVIS VALUE                   PREMIER GROWTH             LARGE CAP GROWTH
                                                 PORTFOLIO***                    PORTFOLIO***                PORTFOLIO****
                                          --------------------------    ----------------------------   -------------------------
                                                     2000                          2000                          2000
                                          --------------------------    ----------------------------   -------------------------
            Contract Owner Contributions:         42,894,843                    25,603,966                     4,604,259
            Contract Owner Redemptions:           (1,766,053)                   (1,963,800)                       (1,419)


                                                                              SUBACCOUNTS (CONTINUED)
                                          --------------------------------------------------------------------------------------
                                                                                                              SP INVESCO
                                                 SP DAVIS VALUE               SP SMALL/MID CAP           SMALL COMPANY GROWTH
                                                  PORTFOLIO****                VALUE PORTFOLIO****             PORTFOLIO****
                                          --------------------------    ----------------------------    ------------------------
                                                     2000                          2000                          2000
                                          --------------------------    ----------------------------    ------------------------
            Contract Owner Contributions:          8,422,345                     2,231,647                     1,523,847
            Contract Owner Redemptions:              (17,944)                       (4,187)                          (68)


                                                                              SUBACCOUNTS (CONTINUED)
                                          --------------------------------------------------------------------------------------
                                                                                                             JANUS ASPEN
                                             SP PIMCO TOTAL RETURN            SP PIMCO HIGH YIELD           GROWTH SERVICE
                                                  PORTFOLIO****                   PORTFOLIO****           SHARES PORTFOLIO****
                                          --------------------------    ----------------------------   -------------------------
                                                     2000                          2000                          2000
                                          --------------------------    ----------------------------   -------------------------
            Contract Owner Contributions:          3,247,266                     1,526,821                     3,785,964
            Contract Owner Redemptions:               (5,008)                       (2,606)                       (5,349)



                                      A48

                                                                              SUBACCOUNTS (CONTINUED)
                                          --------------------------------------------------------------------------------------
                                                                                    SP AIM                      SP MFS
                                                  SP LARGE CAP                  GROWTH AND INCOME        CAPITAL OPPORTUNITIES
                                               VALUE PORTFOLIO****                PORTFOLIO****               PORTFOLIO****
                                          --------------------------    ----------------------------   -------------------------
                                                      2000                          2000                          2000
                                          --------------------------    ----------------------------   -------------------------
            Contract Owner Contributions:           1,225,560                     2,680,888                    2,156,221
            Contract Owner Redemptions:               (22,405)                      (52,875)                      (1,718)


                                                                              SUBACCOUNTS (CONTINUED)
                                          --------------------------------------------------------------------------------------
                                                   SP STRATEGIC                    SP MFS                  SP PRUDENTIAL U.S.
                                                 PARTNERS FOCUSED              MID CAP GROWTH               EMERGING GROWTH
                                               GROWTH PORTFOLIO****              PORTFOLIO****                PORTFOLIO****
                                          --------------------------    ----------------------------   -------------------------
                                                      2000                          2000                          2000
                                          --------------------------    ----------------------------   -------------------------
            Contract Owner Contributions:           2,372,402                     3,255,777                    4,006,180
            Contract Owner Redemptions:                  (404)                         (561)                     (10,001)


                                                                              SUBACCOUNTS (CONTINUED)
                                          --------------------------------------------------------------------------------------
                                                     SP AIM                      SP ALLIANCE                SP CONSERVATIVE
                                                AGGRESSIVE GROWTH                 TECHNOLOGY                ASSET ALLOCATION
                                                  PORTFOLIO****                  PORTFOLIO****                PORTFOLIO****
                                          --------------------------    ----------------------------   -------------------------
                                                      2000                          2000                          2000
                                          --------------------------    ----------------------------   -------------------------
            Contract Owner Contributions:           2,037,442                     5,513,243                    1,786,996
            Contract Owner Redemptions:                (4,424)                       (1,784)                      (1,469)


                                                                              SUBACCOUNTS (CONTINUED)
                                          --------------------------------------------------------------------------------------
                                                  SP BALANCED                    SP GROWTH               SP AGGRESSIVE GROWTH
                                                ASSET ALLOCATION               ASSET ALLOCATION             ASSET ALLOCATION
                                                  PORTFOLIO****                  PORTFOLIO****                PORTFOLIO****
                                          --------------------------    ----------------------------   -------------------------
                                                      2000                          2000                          2000
                                          --------------------------    ----------------------------   -------------------------
            Contract Owner Contributions:           3,695,205                     4,008,050                    2,111,133
            Contract Owner Redemptions:               (23,493)                         (224)                      (2,341)


                                                             SUBACCOUNTS (CONTINUED)
                                          ----------------------------------------------------------
                                                   SP JENNISON                  SP DEUTSCHE
                                              INTERNATIONAL GROWTH          INTERNATIONAL EQUITY
                                                  PORTFOLIO****                  PORTFOLIO****
                                          --------------------------    ----------------------------
                                                      2000                          2000
                                          --------------------------    ----------------------------
            Contract Owner Contributions:          2,822,677                     2,264,283
            Contract Owner Redemptions:               (4,607)                      (12,590)



       ** Became available on May 3, 1999
      *** Became available on May 1, 2000
     **** Became available on September 22, 2000




                                      A49

NOTE 8:  PURCHASES AND SALES OF INVESTMENTS

            The aggregate costs of purchases and proceeds from sales of investments in the Series Fund and the non-Prudential administered funds for the year ended December 31, 2000 were as follows:


                                                                                 SUBACCOUNTS
                                          -----------------------------------------------------------------------------------------
                                                                                                     PRUDENTIAL             OCC
                                            PRUDENTIAL         PRUDENTIAL         PRUDENTIAL        CONSERVATIVE       ACCUMULATION
                                           MONEY MARKET     DIVERSIFIED BOND    HIGH YIELD BOND       BALANCED         TRUST MANAGED
                                             PORTFOLIO         PORTFOLIO           PORTFOLIO         PORTFOLIO           PORTFOLIO
                                          ---------------   ----------------    ---------------   --------------      -------------
              Purchases ................  $ 279,863,707      $  15,321,033       $  11,290,759     $     389,462      $     597,257
              Sales ....................  $(362,129,045)     $ (53,668,971)      $ (39,647,758)    $ (24,904,371)     $ (95,832,835)


                                                                           SUBACCOUNTS (CONTINUED)
                                          -----------------------------------------------------------------------------------------
                                            PRUDENTIAL         PRUDENTIAL           AIM V.I.       T. ROWE PRICE        PRUDENTIAL
                                            STOCK INDEX          VALUE          GROWTH & INCOME    EQUITY INCOME          EQUITY
                                            PORTFOLIO          PORTFOLIO           PORTFOLIO         PORTFOLIO          PORTFOLIO
                                          ---------------    -------------      ---------------   --------------      --------------
              Purchases ................  $  79,052,862      $   3,715,328       $  33,338,934     $   7,138,434      $  16,672,065
              Sales ....................  $ (40,870,794)     $ (74,536,262)      $  (6,321,882)    $ (25,877,462)     $ (72,556,021)


                                                                           SUBACCOUNTS (CONTINUED)
                                          -----------------------------------------------------------------------------------------
                                            PRUDENTIAL         PRUDENTIAL           AIM V.I.     JANUS ASPEN SERIES        MFS
                                             JENNISON        FLEXIBLE MANAGED         VALUE            GROWTH            RESEARCH
                                            PORTFOLIO          PORTFOLIO              FUND           PORTFOLIO            SERIES
                                          ---------------   ----------------     -------------   ------------------   -------------
              Purchases ................  $ 288,721,338      $     235,264       $ 115,929,456     $ 145,765,289      $  10,375,611
              Sales ....................  $ (17,871,193)     $ (16,126,969)      $  (4,163,285)    $  (9,594,228)     $  (5,711,359)


                                                                           SUBACCOUNTS (CONTINUED)
                                          -----------------------------------------------------------------------------------------
                                               MFS                OCC               GLOBAL                              PRUDENTIAL
                                            EMERGING       ACCUMULATION TRUST    POST-VENTURE        PRUDENTIAL           NATURAL
                                             GROWTH             SMALL CAP           CAPITAL            GLOBAL            RESOURCES
                                             SERIES             PORTFOLIO          PORTFOLIO         PORTFOLIO           PORTFOLIO
                                          ---------------  ------------------    -------------     -------------      -------------
              Purchases ................  $ 115,627,464      $   8,661,502       $  26,171,684     $  50,359,577      $   1,785,764
              Sales ....................  $ (19,496,023)     $  (8,833,857)      $  (2,345,929)    $  (5,492,949)     $  (1,210,378)


                                                                           SUBACCOUNTS (CONTINUED)
                                          -----------------------------------------------------------------------------------------
                                            JANUS ASPEN      T. ROWE PRICE        PRUDENTIAL
                                           INTERNATIONAL     INTERNATIONAL           SMALL           AMERICAN            FRANKLIN
                                              GROWTH             STOCK           CAPITALIZATION       CENTURY            SMALL CAP
                                             PORTFOLIO         PORTFOLIO        STOCK PORTFOLIO    VP VALUE FUND           FUND
                                          ---------------   ----------------    ---------------   -------------       -------------
              Purchases ................  $ 213,246,563      $  74,651,944       $  25,390,004     $  11,584,775      $ 124,975,546
              Sales ....................  $ (94,200,868)     $ (63,786,450)      $  (4,489,503)    $  (3,493,947)     $ (42,307,033)



                                                                           SUBACCOUNTS (CONTINUED)
                                          -----------------------------------------------------------------------------------------
                                                               PRUDENTIAL                                              SP ALLIANCE
                                            PRUDENTIAL         DIVERSIFIED                                                LARGE
                                               20/20          CONSERVATIVE         DAVIS VALUE         PREMIER          CAP GROWTH
                                          FOCUS PORTFOLIO   GROWTH PORTFOLIO        PORTFOLIO     GROWTH PORTFOLIO      PORTFOLIO
                                          ---------------   ----------------      -------------   ----------------    -------------
              Purchases ................  $  35,946,087      $  82,421,141       $  40,330,742     $  22,741,415      $   4,215,397
              Sales ....................  $  (4,085,332)     $  (2,675,845)      $     (70,772)    $    (225,743)     $    (106,165)



                                                                           SUBACCOUNTS (CONTINUED)
                                          -----------------------------------------------------------------------------------------
                                                                                  SP INVESCO
                                                              SP SMALL/MID       SMALL COMPANY        SP PIMCO           SP PIMCO
                                          SP DAVIS VALUE       CAP VALUE            GROWTH          TOTAL RETURN        HIGH YIELD
                                             PORTFOLIO         PORTFOLIO           PORTFOLIO         PORTFOLIO          PORTFOLIO
                                          ---------------    -------------       -------------     -------------      -------------
              Purchases ................  $   8,341,329      $   2,363,357       $   1,355,650     $   3,492,398      $   1,591,359
              Sales ....................  $    (121,993)     $     (71,487)      $     (32,677)    $    (177,384)     $     (71,863)




                                      A50


                                                                           SUBACCOUNTS (CONTINUED)
                                          -----------------------------------------------------------------------------------------
                                                                                                                       SP STRATEGIC
                                           JANUS ASPEN                              SP AIM           SP MFS              PARTNERS
                                              GROWTH           SP LARGE            GROWTH AND         CAPITAL            FOCUSED
                                          SERVICE SHARES       CAP VALUE             INCOME        OPPORTUNITIES         GROWTH
                                            PORTFOLIO          PORTFOLIO           PORTFOLIO         PORTFOLIO          PORTFOLIO
                                          --------------     -------------       -------------     -------------      -------------
              Purchases ................   $   3,553,193     $   1,274,013       $   2,524,508     $   2,111,266      $   2,074,112
              Sales ....................   $    (109,972)    $     (66,846)      $    (213,617)    $    (113,990)     $     (19,345)

                                                                           SUBACCOUNTS (CONTINUED)
                                          -----------------------------------------------------------------------------------------
                                                                                                                            SP
                                                             SP PRUDENTIAL           SP AIM                            CONSERVATIVE
                                              SP MFS         U.S. EMERGING         AGGRESSIVE       SP ALLIANCE            ASSET
                                          MID CAP GROWTH        GROWTH               GROWTH         TECHNOLOGY          ALLOCATION
                                             PORTFOLIO         PORTFOLIO           PORTFOLIO        PORTFOLIO           PORTFOLIO
                                          --------------     -------------       -------------     -------------      -------------
              Purchases ................   $   3,416,236     $   3,623,558       $   1,881,405     $   4,728,068      $   1,760,720
              Sales ....................   $    (162,530)    $     (83,082)      $     (28,223)    $     (37,396)     $     (12,512)

                                                                           SUBACCOUNTS (CONTINUED)
                                          -----------------------------------------------------------------------------------------
                                                                                 SP AGGRESSIVE      SP JENNISON        SP DEUTSCHE
                                             SP BALANCED       SP GROWTH          GROWTH ASSET     INTERNATIONAL      INTERNATIONAL
                                          ASSET ALLOCATION  ASSET ALLOCATION      ALLOCATION          GROWTH             EQUITY
                                              PORTFOLIO        PORTFOLIO           PORTFOLIO         PORTFOLIO          PORTFOLIO
                                          ----------------  ----------------     -------------     -------------      -------------
              Purchases ................   $   3,718,640     $   4,569,701       $   2,013,979     $   2,571,474      $   2,148,340
              Sales ....................   $    (180,278)    $    (786,667)      $     (38,952)    $     (97,709)     $     (69,783)



                                      A51

                               REPORT OF INDEPENDENT ACCOUNTANTS


To the Contract Owners of the
Pruco Life Flexible Premium Variable Annuity Account and the Board of Directors of Pruco Life Insurance Company

In our opinion, the accompanying statements of net assets and the related statements of operations and of changes in net asset present fairly, in all material aspects, the financial position of the subaccounts (Prudential Money Market Portfolio, Prudential Diversified Bond Portfolio, Prudential High Yield Bond Portfolio, Prudential Conservative Balanced Portfolio, OCC Accumulation Trust Managed Portfolio, Prudential Stock Index Portfolio, Prudential Value Portfolio, AIM VI Growth and Income Fund, T. Rowe Price Equity Income Portfolio, Prudential Equity Portfolio, Prudential Jennison Portfolio, Prudential Flexible Managed Portfolio, AIM VI Value Fund, Janus Aspen Growth Portfolio, MFS Research Series, MFS Emerging Growth Series, OCC Accumulation Trust Small Cap Portfolio, Global Post-Venture Capital Portfolio, Prudential Global Portfolio, Prudential Natural Resources Portfolio, Janus Aspen International Growth Portfolio, T. Rowe Price International Stock Portfolio, Prudential Small Capitalization Stock Portfolio. American Century VP Value Fund, Franklin Small Cap Fund, Prudential 20/20 Focus Portfolio, Prudential Diversified Conservative Growth Portfolio, Davis Value Portfolio, Premier Growth Portfolio, SP Alliance Large Cap Growth Portfolio, SP Davis Value Portfolio, SP Small/Mid Cap Value Portfolio, SP lnvesco Small Company Growth Portfolio, SP Pimco Total Return Portfolio, SP Pimco High Yield Portfolio, Janus Aspen Growth Service Shares Portfolio, SP Large Cap Value Portfolio, SP AIM Growth and Income Portfolio, SP MFS Capital Opportunities Portfolio, SP Strategic Partners Focused Growth Portfolio, SP MFS Mid Cap Growth Portfolio, SP Prudential U.S. Emerging Growth Portfolio, SP AIM Aggressive Growth Portfolio, SP Alliance Technology Portfolio, SP Conservative Asset Allocation Portfolio, SP Balanced Asset Allocation Portfolio, SP Growth Asset Allocation Portfolio, SP Aggressive Growth Asset Allocation Portfolio, SP Jennison International Growth Portfolio and SP Deutsche International Equity) of the Pruco Life Flexible Premium Variable Annuity Account at December 31, 2000, and the results of each of their operations and the changes in each of their net assets for each of the periods presented, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the management of Pruco Life Insurance Company; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of fund shares owned at December 31, 2000 with the transfer agents of the investee mutual funds, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
New York, New York
March 30, 2001




                                      A52

       CONSOLIDATED FINANCIAL STATEMENTS OF PRUCO LIFE INSURANCE COMPANY

Pruco Life Insurance Company and Subsidiaries

Consolidated Statements of Financial Position
December 31, 2000 and 1999 (In Thousands)
--------------------------------------------------------------------------------

                                                                                                     2000                1999
                                                                                                  -----------         -----------
ASSETS
Fixed maturities
     Available for sale, at fair value (amortized cost, 2000: $3,552,244;
       1999:$3,084,057)                                                                           $ 3,561,521         $ 2,998,362
     Held to maturity, at amortized cost (fair value, 2000: $320,634;
       1999: $377,822)                                                                                324,546             388,990
Equity securities - available for sale, at fair value (cost, 2000: $13,446;
       1999: $3,238)                                                                                   10,804               4,532
Mortgage loans on real estate                                                                           9,327              10,509
Policy loans                                                                                          855,374             792,352
Short-term investments                                                                                202,815              84,621
Other long-term investments                                                                            83,738              77,769
                                                                                                  -----------         -----------
               Total investments                                                                    5,048,125           4,357,135
Cash and cash equivalents                                                                             453,071             198,994
Deferred policy acquisition costs                                                                   1,132,653           1,062,785
Accrued investment income                                                                              82,297              68,917
Receivables from affiliates                                                                            51,586                  --
Other assets                                                                                           61,013              48,228
Separate Account assets                                                                            16,230,264          16,032,449
                                                                                                  -----------         -----------
TOTAL ASSETS                                                                                      $23,059,009         $21,768,508
                                                                                                  ===========         ===========
LIABILITIES AND STOCKHOLDER'S EQUITY
Liabilities
Policyholders' account balances                                                                   $ 3,646,668         $ 3,125,049
Future policy benefits and other policyholder liabilities                                             702,862             629,522
Cash collateral for loaned securities                                                                 185,849              87,336
Securities sold under agreements to repurchase                                                        104,098              21,151
Income taxes payable                                                                                  235,795             145,600
Payables to affiliates                                                                                     --                 487
Other liabilities                                                                                     120,891              57,095
Separate Account liabilities                                                                       16,230,264          16,032,449
                                                                                                  -----------         -----------
Total liabilities                                                                                  21,226,427          20,098,689
                                                                                                  -----------         -----------
Contingencies (See Footnote 12)
Stockholder's Equity
Common stock, $10 par value;
        1,000,000 shares, authorized;
        250,000 shares, issued and outstanding                                                          2,500               2,500
Paid-in-capital                                                                                       466,748             439,582
Retained earnings                                                                                   1,361,924           1,258,428

Accumulated other comprehensive income (loss):
    Net unrealized investment gains (losses)                                                            4,730             (28,364)
    Foreign currency translation adjustments                                                           (3,320)             (2,327)
                                                                                                  -----------         -----------
Accumulated other comprehensive income (loss)                                                           1,410             (30,691)
                                                                                                  -----------         -----------
Total stockholder's equity                                                                          1,832,582           1,669,819
                                                                                                  -----------         -----------
TOTAL LIABILITIES AND
     STOCKHOLDER'S EQUITY                                                                         $23,059,009         $21,768,508
                                                                                                  ===========         ===========

                 See Notes to Consolidated Financial Statements

Pruco Life Insurance Company and Subsidiaries

Consolidated Statements of Operations and Comprehensive Income
Years Ended December 31, 2000, 1999 and 1998 (In Thousands)
--------------------------------------------------------------------------------

                                                                                    2000               1999               1998
                                                                                  --------           --------           --------
REVENUES
Premiums                                                                          $121,921           $ 98,976           $ 82,139
Policy charges and fee income                                                      474,861            414,425            350,569
Net investment income                                                              337,919            276,821            261,430
Realized investment (losses) gains, net                                            (20,679)           (32,545)            44,841
Asset management fees                                                               71,160             60,392             40,200
Other income                                                                         2,503              1,397              1,067
                                                                                  --------           --------           --------

Total revenues                                                                     987,685            819,466            780,246
                                                                                  --------           --------           --------
BENEFITS AND EXPENSES

Policyholders' benefits                                                            248,063            205,042            193,739
Interest credited to policyholders' account balances                               171,010            136,852            118,992
General, administrative and other expenses                                         410,684            392,041            231,320
                                                                                  --------           --------           --------

Total benefits and expenses                                                        829,757            733,935            544,051
                                                                                  --------           --------           --------

Income from operations before income taxes                                         157,928             85,531            236,195
                                                                                  --------           --------           --------

Income tax provision                                                                54,432             29,936             84,233
                                                                                  --------           --------           --------

NET INCOME                                                                         103,496             55,595            151,962
                                                                                  --------           --------           --------

Other comprehensive income (loss), net of tax:

     Unrealized gains (losses) on securities, net of
     reclassification adjustment                                                    33,094            (38,266)            (7,227)

     Foreign currency translation adjustments                                         (993)              (742)             2,980
                                                                                  --------           --------           --------

Other comprehensive income (loss)                                                   32,101            (39,008)            (4,247)
                                                                                  --------           --------           --------

TOTAL COMPREHENSIVE INCOME                                                        $135,597           $ 16,587           $147,715
                                                                                  ========           ========           ========

                 See Notes to Consolidated Financial Statements

Pruco Life Insurance Company and Subsidiaries

Consolidated Statements of Changes in Stockholder's Equity
Years Ended December 31, 2000, 1999 and 1998 (In Thousands)
--------------------------------------------------------------------------------

                                                                                Accumulated
                                                                                   other         Total
                                                     Common       Paid-in-       Retained    comprehensive  stockholder's
                                                      stock       capital        earnings    income (loss)     equity
                                                     -------      --------      ----------   -------------  -------------
Balance,  January 1, 1998                            $ 2,500      $439,582      $1,050,871     $ 12,564      $1,505,517
    Net income                                            --            --         151,962           --         151,962

    Change in foreign currency
        translation adjustments,
        net of taxes                                      --            --              --        2,980           2,980

    Change in net unrealized
        investment gains, net of
        reclassification adjustment
        and taxes                                         --            --              --       (7,227)         (7,227)
                                                     -------      --------      ----------     --------      ----------
Balance,  December 31, 1998                            2,500       439,582       1,202,833        8,317       1,653,232

   Net income                                             --            --          55,595           --          55,595

    Change in foreign currency
        translation adjustments,
        net of taxes                                      --            --              --         (742)           (742)

    Change in net unrealized
        investment losses, net of
        reclassification adjustment
        and taxes                                         --            --              --      (38,266)        (38,266)
                                                     -------      --------      ----------     --------      ----------
Balance,  December 31, 1999                            2,500       439,582       1,258,428      (30,691)      1,669,819

    Net income                                            --                       103,496                      103,496

    Contribution from Parent                                        27,166                                       27,166

    Change in foreign currency
        translation adjustments,
        net of taxes                                      --            --              --         (993)           (993)

    Change in net unrealized
        investment gains, net of
        reclassification adjustment
        and taxes                                         --            --              --       33,094          33,094
                                                     -------      --------      ----------     --------      ----------
Balance,  December 31, 2000                          $ 2,500      $466,748      $1,361,924     $  1,410      $1,832,582
                                                     =======      ========      ==========     ========      ==========

                 See Notes to Consolidated Financial Statements

Pruco Life Insurance Company and Subsidiaries

Consolidated Statements of Cash Flows
Years Ended December 31, 2000, 1999 and 1998 (In Thousands)
--------------------------------------------------------------------------------

                                                                                    2000                1999                1998
                                                                                -----------         -----------         -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                                      $   103,496         $    55,595         $   151,962
Adjustments to reconcile net income to net cash (used in)
     provided by operating activities:
     Policy charges and fee income                                                  (72,275)            (83,961)            (29,827)
     Interest credited to policyholders' account balances                           171,010             136,852             118,992
     Realized investment losses (gains), net                                         20,679              32,545             (44,841)
     Amortization and other non-cash items                                          (48,141)             75,037              19,655
     Change in:
         Future policy benefits and other policyholders'
           liabilities                                                               73,340             100,743              61,095
         Accrued investment income                                                  (13,380)             (7,803)              5,886
         Receivable from/Payable to affiliate                                       (52,073)            (66,081)             (3,807)
         Policy loans                                                               (63,022)            (25,435)            (62,962)
         Deferred policy acquisition costs                                          (69,868)           (201,072)           (206,471)
         Income taxes payable                                                        90,195             (47,758)            (16,828)
         Contribution from Parent                                                    27,166                  --                  --
         Other, net                                                                  51,011              18,974             (43,675)
                                                                                -----------         -----------         -----------
Cash Flows From (Used in) Operating Activities                                      218,138             (12,364)            (50,821)
                                                                                -----------         -----------         -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
     Proceeds from the sale/maturity of:
         Fixed maturities:
               Available for sale                                                 2,273,789           3,076,848           5,429,396
               Held to maturity                                                      64,245              45,841              74,767
         Equity securities                                                            1,198               5,209               4,101
         Mortgage loans on real estate                                                1,182               6,845               5,433
         Other long-term investments                                                 15,039                 385              33,428
     Payments for the purchase of:
         Fixed maturities:
               Available for sale                                                (2,782,541)         (3,452,289)         (5,617,208)
               Held to maturity                                                        --               (24,170)           (145,919)
         Equity securities                                                          (11,134)             (5,110)             (2,274)
         Other long-term investments                                                 (6,917)            (39,094)               (409)
     Cash collateral for loaned securities, net                                      98,513              14,000             (70,085)
     Securities sold under agreement to repurchase, net                              82,947             (28,557)             49,708
     Short-term investments, net                                                   (118,418)             92,199             103,791
                                                                                -----------         -----------         -----------
Cash Flows Used In Investing Activities                                            (382,097)           (307,893)           (135,271)
                                                                                -----------         -----------         -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
     Policyholders' account balances:
          Deposits                                                                2,409,399           3,457,158           3,098,764
          Withdrawals                                                            (1,991,363)         (3,091,565)         (2,866,331)
                                                                                -----------         -----------         -----------
Cash Flows From Financing Activities                                                418,036             365,593             232,433
                                                                                -----------         -----------         -----------
     Net increase in Cash and cash equivalents                                      254,077              45,336              46,341
     Cash and cash equivalents, beginning of year                                   198,994             153,658             107,317
                                                                                -----------         -----------         -----------
CASH AND CASH EQUIVALENTS, END OF PERIOD                                        $   453,071         $   198,994         $   153,658
                                                                                ===========         ===========         ===========

SUPPLEMENTAL CASH FLOW INFORMATION
     Income taxes (received) paid                                               $   (14,832)            $55,144             $99,810
                                                                                ===========         ===========         ===========

                 See Notes to Consolidated Financial Statements

1. BUSINESS

Pruco Life Insurance Company ("the Company") is a stock life insurance company, organized in 1971 under the laws of the state of Arizona. The Company is licensed to sell individual life insurance, variable life insurance, variable annuities, fixed annuities, and a group annuity program ("the Contracts") in the District of Columbia, Guam and in all states and territories except New York. In addition, the Company markets traditional individual life insurance through its branch office in Taiwan. The Company has one wholly owned subsidiary, Pruco Life Insurance Company of New Jersey ("PLNJ"). PLNJ is a stock life insurance company organized in 1982 under the laws of the state of New Jersey. It is licensed to sell individual life insurance, variable life insurance, fixed annuities, and variable annuities only in the states of New Jersey and New York. Another wholly owned subsidiary, The Prudential Life Insurance Company of Arizona ("PLICA") was dissolved on September 30, 2000. All assets and liabilities were transferred to the Company. PLICA had no new business sales in 2000, 1999 or 1998.

The Company is a wholly owned subsidiary of The Prudential Insurance Company of America ("Prudential"), a mutual insurance company founded in 1875 under the laws of the state of New Jersey. Prudential is in the process of reorganizing itself into a publicly traded stock company through a process known as "demutualization." On February 10, 1998, Prudential's Board of Directors authorized management to take the preliminary steps necessary to permit Prudential to demutualize and become a stock company. On July 1, 1998, legislation was enacted in New Jersey that would permit this demutualization to occur and that specified the process for demutualization. On December 15, 2000, Prudential's Board of Directors unanimously adopted a Plan of Reorganization, which provides the framework under which Prudential will convert from a mutual structure to stock ownership. Demutualization is a complex process involving development of a plan of reorganization, a public hearing, approval by two-thirds of the qualified policyholders who vote on the plan (with at least one million qualified policyholders voting) and review and approval by the New Jersey Commissioner of Banking and Insurance. Prudential is working toward completing this process in 2001. However, there is no certainty that the demutualization will be completed in this time frame or that the necessary approvals will be obtained. It is also possible that after careful review, Prudential could decide not to demutualize or could decide to delay its plans.

Prudential intends to make additional capital contributions to the Company, as needed, to enable it to comply with its reserve requirements and fund expenses in connection with its business. Generally, Prudential is under no obligation to make such contributions and its assets do not back the benefits payable under the Contracts. Prudential made a capital contribution of $27.2 million during 2000 resulting from the forgiveness of an intercompany receivable.

The Company is engaged in a business that is highly competitive because of the large number of stock and mutual life insurance companies and other entities engaged in marketing insurance products, and individual and group annuities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The Company has extensive transactions and relationships with Prudential and other affiliates, as more fully described in Footnote 14. Due to these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties. All significant intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, in particular deferred policy acquisition costs ("DAC") and future policy benefits, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Investments
Fixed maturities classified as "available for sale" are carried at estimated fair value. Fixed maturities that the Company has both the intent and ability to hold to maturity are stated at amortized cost and classified as "held to maturity". The amortized cost of fixed maturities is written down to estimated fair value if a decline in value is considered to be other than temporary. Unrealized gains and losses on fixed maturities "available for sale", including the effect on deferred policy acquisition costs and policyholders' account balances that would result from the realization of unrealized gains and losses, net of income taxes, are included in a separate component of equity, "Accumulated other comprehensive income (loss)."

Equity securities, available for sale, comprised of common and non-redeemable preferred stock, are carried at estimated fair value. The associated unrealized gains and losses, the effects on deferred policy acquisition costs and on policyholders' account balances, net of income tax, that would result from the realization of unrealized gains and losses, are included in a separate component of equity, "Accumulated other comprehensive income (loss)."

Mortgage loans on real estate are stated primarily at unpaid principal balances, net of unamortized discounts and an allowance for losses. The allowance for losses includes a loan specific reserve for impaired loans and a portfolio reserve for incurred but not specifically identified losses. Impaired loans include those loans for which it is probable that all amounts due according to the contractual terms of the loan agreement will not be collected. Impaired loans are measured at the present value of expected future cash flows discounted at the loan's effective interest rate, or at the fair value of the collateral if the loan is collateral dependent. Interest received on impaired loans, including loans that were previously modified in a troubled debt restructuring, is either applied against the principal or reported as revenue, according to management's judgment as to the collectibility of principal. Management discontinues accruing interest on impaired loans after the loans are 90 days delinquent as to principal or interest, or earlier when management has serious doubts about collectibility. When a loan is recognized as impaired, any accrued but uncollectible interest is reversed against interest income of the current period. Generally, a loan is restored to accrual status only after all delinquent interest and principal are brought current and, in the case of loans where the payment of interest has been interrupted for a substantial period, a regular payment performance has been established. The portfolio reserve for incurred but not specifically identified losses considers the Company's past loan loss experience, the current credit composition of the portfolio, historical credit migration, property type diversification, default and loss severity statistics and other relevant factors.

Policy loans are carried at unpaid principal balances.

Short-term investments, consisting of highly liquid debt instruments other than those held in "Cash and cash equivalents," with a maturity of twelve months or less when purchased, are carried at amortized cost, which approximates fair value.

Other long-term investments represent the Company's investments in joint ventures and partnerships in which the Company does not exercise control, derivatives held for purposes other than trading, and investments in the Company's own Separate Accounts. Joint ventures and partnerships are recorded using the equity method of accounting, reduced for other than temporary declines in value. The Company's investment in the Separate Accounts is carried at estimated fair value. The Company's net income from investments in joint ventures and partnerships is generally included in "Net investment income."

Realized investment (losses) gains, net are computed using the specific identification method. Costs of fixed maturity and equity securities are adjusted for impairments considered to be other than temporary.

Cash  and cash equivalents
Includes cash on hand, amounts due from banks, money market instruments, and other debt issues with a maturity of three months or less when purchased.

Deferred Policy Acquisition Costs
The costs that vary with and that are related primarily to the production of new insurance and annuity business are deferred to the extent that they are deemed recoverable from future profits. Such costs include commissions, costs of policy issuance and underwriting, and variable field office expenses. Deferred policy acquisition costs are subject to recognition testing at the time of policy issue and recoverability and premium deficiency testing at the end of each accounting period. Deferred policy acquisition costs, for certain products, are adjusted for the impact of unrealized gains or losses on investments as if these gains or losses had been realized, with corresponding credits or charges included in "Accumulated other comprehensive income (loss)."

Policy acquisition costs related to interest-sensitive and variable life products and certain investment-type products are deferred and amortized over the expected life of the contracts (periods ranging from 25 to 30 years) in proportion to estimated gross profits arising principally from investment results, mortality and expense margins, and surrender charges based on historical and anticipated future experience, which is updated periodically. The effect of changes to estimated gross profits on unamortized deferred acquisition costs is reflected in "General and administrative expenses" in the period such estimated gross profits are revised.

Prudential and the Company have offered programs under which policyholders, for a selected product or group of products, can exchange an existing policy or contract issued by Prudential or the Company for another form of policy or contract. These transactions are known as internal replacements. If the new policies have terms that are substantially similar to those of the earlier policies, the DAC is retained with respect to the new policies and amortized over the life of the new policies. If the terms of the new policies are not substantially similar to those of the former policy, the unamortized DAC on the surrendered policies is immediately charged to expense.

Securities loaned
Securities loaned are treated as financing arrangements and are recorded at the amount of cash received as collateral. The Company obtains collateral in an amount equal to 102% and 105% of the fair value of the domestic and foreign securities, respectively. The Company monitors the market value of securities loaned on a daily basis with additional collateral obtained as necessary. Non-cash collateral received is not reflected in the consolidated statements of financial position because the debtor typically has the right to redeem the collateral on short notice. Substantially all of the Company's securities loaned are with large brokerage firms.

Securities sold under agreements to repurchase
Securities sold under agreements to repurchase are treated as financing arrangements and are carried at the amounts at which the securities will be subsequently reacquired, including accrued interest, as specified in the respective agreements. Assets to be repurchased are the same, or substantially the same, as the assets transferred and the transferor, through right of substitution, maintains the right and ability to redeem the collateral on short notice. The market value of securities to be repurchased is monitored and additional collateral is obtained, where appropriate, to protect against credit exposure.

Securities lending and securities repurchase agreements are used to generate net investment income and facilitate trading activity. These instruments are short-term in nature (usually 30 days or less). Securities loaned are collateralized principally by U.S. Government and mortgage-backed securities. Securities sold under repurchase agreements are collateralized principally by cash. The carrying amounts of these instruments approximate fair value because of the relatively short period of time between the origination of the instruments and their expected realization.

Separate Account Assets and Liabilities
Separate Account assets and liabilities are reported at estimated fair value and represent segregated funds which are invested for certain policyholders and other customers. The assets consist of common stocks, fixed maturities, real estate related securities, and short-term investments. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of the Company. Investment risks associated with market value changes are borne by the customers, except to the extent of minimum guarantees made by the Company with respect to certain accounts. The investment income and gains or losses for Separate Accounts generally accrue to the policyholders and are not included in the Consolidated Statements of Operations and Comprehensive Income. Mortality, policy administration and surrender charges on the accounts are included in "Policy charges and fee income".

Separate Accounts represent funds for which investment income and investment gains and losses accrue directly to, and investment risk is borne by, the policyholders, with the exception of the Pruco Life Modified Guaranteed Annuity Account. The Pruco Life Modified Guaranteed Annuity Account is a non-unitized Separate Account, which funds the Modified Guaranteed Annuity Contract and the Market Value Adjustment Annuity Contract. Owners of the Pruco Life Modified Guaranteed Annuity and the Market Value Adjustment Annuity Contracts do not participate in the investment gain or loss from assets relating to such accounts. Such gain or loss is borne, in total, by the Company.

Insurance Revenue and Expense Recognition
Premiums from insurance policies are generally recognized when due. Benefits are recorded as an expense when they are incurred. For traditional life insurance contracts, a liability for future policy benefits is recorded using the net level premium method. For individual annuities in payout status, a liability for future policy benefits is recorded for the present value of expected future payments based on historical experience.

Amounts received as payment for interest-sensitive life, individual annuities and guaranteed investment contracts are reported as deposits to "Policyholders' account balances". Revenues from these contracts reflected as "Policy charges and fee income" consist primarily of fees assessed during the period against the policyholders' account balances for mortality charges, policy administration charges and surrender charges. Benefits and expenses for these products include claims in excess of related account balances, expenses of contract administration, interest credited and amortization of deferred policy acquisition costs.

Foreign Currency Translation Adjustments
Assets and liabilities of the Taiwan branch are translated to U.S. dollars at the exchange rate in effect at the end of the period. Revenues, benefits and other expenses are translated at the average rate prevailing during the period. Cumulative translation adjustments arising from the use of differing exchange rates from period to period are charged or credited directly to "Other comprehensive income". The cumulative effect of changes in foreign exchange rates are included in "Accumulated other comprehensive income".

Asset Management Fees
The Company receives asset management fee income from policyholder account balances invested in The Prudential Series Fund ("PSF"), which are a portfolio of mutual fund investments related to the Company's Separate Account products. In addition, the Company receives fees from policyholder account balances invested in funds managed by companies other than Prudential. Asset management fees are recognized as income as earned.

Derivative Financial Instruments
Derivatives are financial instruments whose values are derived from interest rates, foreign exchange rates, financial indices, or the value of securities or commodities. Derivative financial instruments used by the Company include swaps, futures, forwards and option contracts and may be exchange-traded or contracted in the over-the-counter market. The Company uses derivative financial instruments to seek to reduce market risk from changes in interest rates or foreign currency exchange rates and to alter interest rate or currency exposures arising from mismatches between assets and liabilities.

To qualify for hedge accounting treatment, derivatives must be designated as hedges for existing assets, liabilities, firm commitments or anticipated transactions which are identified and probable to occur, and effective in reducing the market risk to which the Company is exposed. The effectiveness of the derivatives is evaluated at the inception of the hedge and throughout the hedge period. All derivatives used by the Company are for other than trading purposes.

Derivatives held for purposes other than trading are primarily used to seek to reduce exposure to interest rate and foreign currency risks associated with assets held or expected to be purchased or sold, and liabilities incurred or expected to be incurred. Additionally, other than trading derivatives are used to change the characteristics of the Company's asset/liability mix as part of the Company's risk management activities.

See Note 11 for a discussion of the accounting treatment of derivatives that qualify for hedge accounting treatment. If the Company's use of other than trading derivatives does not meet the criteria to apply hedge accounting, the derivatives are recorded at fair value in "Other long-term investments" or "Other liabilities" in the Consolidated Statements of Financial Position, and changes in their fair value are included in "Realized investment (losses)gains, net" without considering changes in fair value of the hedged assets or liabilities. Cash flows from other than trading derivatives are reported in the investing activities section in the Consolidated Statements of Cash Flows.

Income Taxes
The Company and its subsidiaries are members of the consolidated federal income tax return of Prudential and file separate company state and local tax returns. Pursuant to the tax allocation arrangement with Prudential, total federal income tax expense is determined on a separate company basis. Members with losses record tax benefits to the extent such losses are recognized in the consolidated federal tax provision. Deferred income taxes are generally recognized, based on enacted rates, when assets and liabilities have different values for financial statement and tax reporting purposes. A valuation allowance is recorded to reduce a deferred tax asset to that portion that is expected to be realized.

New Accounting Pronouncements

In September 2000, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - a replacement of FASB Statement No. 125". The Company is currently evaluating the effect of adopting the provisions of SFAS No. 140 relating to transfers and extinguishments of liabilities which are effective for periods occurring after March 31, 2001. The Company has adopted in these financial statements disclosures about collateral and for recognition and reclassification of collateral required under the statement for fiscal years ending after December 15, 2000.

In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" and, in June 2000, SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities - an amendment of FASB Statement No. 133". SFAS No. 133, as amended by SFAS No. 138 (collectively "SFAS No. 133"), requires that companies recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. SFAS No. 133 does not apply to most traditional insurance contracts. However, certain hybrid contracts that contain features which may affect settlement amounts similarly to derivatives may require separate accounting for the "host contract" and the underlying "embedded derivative" provisions. The latter provisions would be accounted for as derivatives as specified by the statement.

SFAS No. 133 provides, if certain conditions are met, that a derivative may be specifically designated as (1) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment (fair value hedge), (2) a hedge of the exposure to variable cash flows of a forecasted transaction (cash flow hedge), or (3) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available-for-sale security or a foreign-currency-denominated forecasted transaction (foreign currency hedge). Under SFAS No. 133, the accounting for changes in fair value of a derivative depends on its intended use and designation. For a fair value hedge, the gain or loss is recognized in earnings in the period of change together with the offsetting loss or gain on the hedged item. For a cash flow hedge, the effective portion of the derivative's gain or loss is initially reported as a component of other comprehensive income and subsequently reclassified into earnings when the forecasted transaction affects earnings. For a foreign currency hedge, the gain or loss is reported in other comprehensive income as part of the foreign currency translation adjustment. The accounting for a fair value hedge described above applies to a derivative designated as a hedge of the foreign currency exposure of an unrecognized firm commitment or an available-for-sale security. Similarly, the accounting for a cash flow hedge described above applies to a derivative designated as a hedge of the foreign currency exposure of a foreign-currency-denominated forecasted transaction. For all other derivatives not designated as hedging instruments, the gain or loss is recognized in earnings in the period of change.

The Company adopted SFAS No. 133, as amended, as of January 1, 2001. The adoption of this statement did not have a material impact on the results of operations of the Company. As part of the implementation, the Company reclassified held-to-maturity securities, amounting to approximately $324.5 million at January 1, 2001, to the available-for-sale category. This reclassification resulted in the recognition of a net unrealized loss of approximately $2.5 million, net of tax, which was recorded as a component of "Accumulated other comprehensive income/(loss)" on the implementation date.

In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101, " Revenue Recognition in Financial Statements" ("SAB No. 101"). SAB No. 101 provides guidance for revenue recognition and related disclosure in the financial statements. The Company adopted SAB No. 101, and its related interpretations, as of October 1, 2000. The adoption of SAB No. 101 did not have a material effect on the Company's financial position or results of operations.

Reclassifications
Certain amounts in the prior years have been reclassified to conform to the current year presentation.

3. INVESTMENTS

Fixed Maturities and Equity Securities:
The following tables provide additional information relating to fixed maturities and equity securities as of December 31:

                                                                                               2000
                                                                    ---------------------------------------------------------
                                                                                      Gross           Gross
                                                                     Amortized      Unrealized     Unrealized      Estimated
                                                                       Cost           Gains          Losses        Fair Value
                                                                    ------------    ----------     ----------      ----------
                                                                                          (In Thousands)
Fixed maturities available for sale
U.S. Treasury securities and obligations of
     U.S. government corporations and
       agencies                                                     $  309,609        $ 7,888        $    17        $  317,480

Foreign government bonds                                               136,133          8,093            520           143,706

Corporate securities                                                 3,075,023         43,041         49,538         3,068,526

Mortgage-backed securities                                              31,479            330              0            31,809

                                                                    ----------        -------        -------        ----------
Total fixed maturities available for sale                           $3,552,244        $59,352        $50,075        $3,561,521
                                                                    ==========        =======        =======        ==========

Fixed maturities held to maturity
Corporate securities                                                $  324,546        $ 1,500        $ 5,412           320,634

                                                                    ----------        -------        -------        ----------
Total fixed maturities held to maturity                             $  324,546        $ 1,500        $ 5,412           320,634
                                                                    ==========        =======        =======        ==========

Equity securities available for sale                                $   13,446        $   197        $ 2,839        $   10,804
                                                                    ==========        =======        =======        ==========

                                                                                               1999
                                                                    ---------------------------------------------------------
                                                                       Gross           Gross
                                                                     Amortized      Unrealized     Unrealized      Estimated
                                                                       Cost           Gains          Losses        Fair Value
                                                                    ------------    ----------     ----------      ----------
                                                                                          (In Thousands)
Fixed maturities available for sale
U.S. Treasury securities and obligations of
     U.S. government corporations and
       agencies                                                     $  113,172        $    2        $ 2,052        $  111,122

Foreign government bonds                                                92,725         1,718          1,455            92,988

Corporate securities                                                 2,876,602         8,013         92,075         2,792,540

Mortgage-backed securities                                               1,558           157              3             1,712

                                                                    ----------        ------        -------        ----------
Total fixed maturities available for sale                           $3,084,057        $9,890        $95,585        $2,998,362
                                                                    ==========        ======        =======        ==========

Fixed maturities held to maturity
Corporate securities                                                $  388,990        $1,832        $13,000        $  377,822

                                                                    ----------        ------        -------        ----------
Total fixed maturities held to maturity                             $  388,990        $1,832        $13,000        $  377,822
                                                                    ==========        ======        =======        ==========

Equity securities available for sale                                $    3,238        $1,373        $    79        $    4,532
                                                                    ==========        ======        =======        ==========

The amortized cost and estimated fair value of fixed maturities, by contractual maturities at December 31, 2000 is shown below:

                                                                     Available for Sale                   Held to Maturity
                                                              -------------------------------  -----------------------------------
                                                              Amortized        Estimated Fair        Amortized      Estimated Fair
                                                                 Cost              Value               Cost              Value
                                                              ---------        --------------        --------- -----------------
                                                                      (In Thousands)                        (In Thousands)

Due in one year or less                                       $  128,804          $  128,419          $ 77,682          $ 78,475

Due after one year through five
  years                                                        1,529,597           1,533,899           101,033           100,395

Due after five years through ten
  years                                                        1,409,156           1,415,736           135,960           132,080

Due after ten years                                              453,209             451,658             9,871             9,684

Mortgage-backed securities                                        31,478              31,809                --                --
                                                              ----------          ----------          --------          --------

Total                                                         $3,552,244          $3,561,521          $324,546          $320,634
                                                              ==========          ==========          ========          ========

Actual maturities may differ from contractual maturities because issuers have the right to call or prepay obligations.

Proceeds from the sale of fixed maturities available for sale during 2000, 1999, and 1998 were $2,103.6 million, $2,950.4 million, and $5,327.3 million, respectively. Gross gains of $15.3 million, $13.1 million, and $46.3 million, and gross losses of $33.9 million, $31.1 million, and $14.1 million, were realized on those sales during 2000, 1999, and 1998, respectively.

Proceeds from the maturity of fixed maturities available for sale during 2000, 1999, and 1998, were $170.2 million, $126.5 million, and $102.1 million, respectively.

Writedowns for impairments which were deemed to be other than temporary for fixed maturities were $12.3 million, $11.2 million, and $2.8 million for the years 2000, 1999 and 1998, respectively.

During 2000, certain securities classified as held to maturity were transferred to the available for sale portfolio. These actions were taken as a result of a significant deterioration in credit worthiness. The aggregate amortized cost of the securities transferred was $6.6 million . Gross unrealized investment losses of $.3 million were recorded in "Accumulated Other Comprehensive income (loss)" at the time of transfer. Prior to transfer, impairments related to these securities, if any, were included in "realized investment losses, net". During the years ended December 31, 2000, 1999, and 1998, there were no securities classified as held to maturity that were sold. During the years ended December 31, 1999, and 1998, there were no securities classified as held to maturity that were transferred.

Mortgage Loans on Real Estate

The Company's mortgage loans were collateralized by the following property types at December 31:

                                            2000                  1999
                                       ---------------       ---------------
                                                   (In Thousands)

       Retail stores                   $5,615    60.2%       $ 6,518   62.0%

       Industrial buildings             3,712    39.8%         3,991   38.0%

                                       ---------------       ---------------
             Net carrying value        $9,327   100.0%       $10,509  100.0%
                                       ===============       ===============

The concentration of mortgage loans are in the states of Washington (50%), New Jersey (40%), and North Dakota (10%).

Special Deposits and Restricted Assets
Fixed maturities of $7.5 million and $8.2 million at December 31, 2000 and 1999, respectively, were on deposit with governmental authorities or trustees as required by certain insurance laws. Equity securities restricted as to sale were $.2 million and $.3 million at December 31, 2000 and 1999, respectively.

Other Long-Term Investments
The Company's "Other long-term investments" of $83.7 million and $77.8 million as of December 31, 2000 and 1999, respectively, are comprised of joint ventures and limited partnerships, the Company's investment in the Separate Accounts and certain derivatives for other than trading. Joint ventures and limited partnerships totaled $34.3 million and $35.8 million at December 31, 2000 and 1999, respectively. The Company's share of net income from the joint ventures was $.9 million, $.3 million, and $.1 million for the years ended December 31, 2000, 1999 and 1998, respectively, and is reported in "Net investment income." The Company's investment in the Separate Accounts was $46.9 million and $45.0 million at December 31, 2000 and 1999, respectively.

Investment Income and Investment Gains and Losses

Net investment income arose from the following sources for the years ended December 31:

                                                2000        1999        1998
                                              --------    --------    --------
                                                       (In Thousands)
Fixed maturities - available for sale         $237,042    $188,236    $179,184
Fixed maturities - held to maturity             26,283      29,245      26,128
Equity securities - available for sale              18          --          14
Mortgage loans on real estate                    1,010       2,825       1,818
Policy loans                                    45,792      42,422      40,928
Short-term investments and cash equivalents     29,582      19,208      23,110
Other                                           16,539       4,432       6,886
                                              --------    --------    --------
Gross investment income                        356,266     286,368     278,068
     Less:  investment expenses                (18,347)     (9,547)    (16,638)
                                              --------    --------    --------
Net investment income                         $337,919    $276,821    $261,430
                                              ========    ========    ========

Realized investment gains (losses), net including charges for other than temporary reductions in value, for the years ended December 31, were from the following sources:

                                            2000       1999         1998
                                          --------    --------    -------
                                                   (In Thousands)

Fixed maturities - available for sale     $(34,600)   $(29,192)   $29,330
Fixed maturities - held to maturity           (212)        102        487
Equity securities - available for sale         271         392      3,489
Derivatives                                 15,039      (1,557)    12,414
Other                                       (1,177)     (2,290)      (879)
                                          --------    --------    -------

Realized investment (losses) gains, net   $(20,679)   $(32,545)   $44,841
                                          ========    ========    =======

Securities Pledged to Creditors

The Company pledges investment securities it owns to unaffiliated parties through certain transactions including securities lending, securities sold under agreements to repurchase, and futures contracts. At December 31, 2000, the carrying value of fixed maturities available for sale pledged to third parties as reported in the Consolidated Statements of Financial Position are $287.8 million.

                                      B12

Net Unrealized Investment Gains (Losses)

Net unrealized investment gains (losses) on securities available for sale are included in the Consolidated Statements of Financial Position as a component of "Accumulated other comprehensive income (loss)". Changes in these amounts include reclassification adjustments to exclude from "Other Comprehensive income
(loss)", those items that are included as part of "Net income" for a period that also had been part of "Other Comprehensive income (loss)" in earlier periods. The amounts for the years ended December 31, net of tax, are as follows:

                                                                                                          Accumulated
                                                                                                             other
                                                                                                         comprehensive
                                                                                                         income (loss)
                                                           Deferred                        Deferred     related to net
                                         Unrealized        policy      Policyholders'     income tax      unrealized
                                        gains(losses)    acquisition      Account        (liability)      investment
                                       on investments       costs         Balances          benefit      gains(losses)
                                       --------------     ----------   --------------    -----------    ---------------
                                                                        (In Thousands)
Balance,  December 31, 1997              $  37,991        $(16,305)       $   3,743        $  (8,300)       $ 17,129
Net investment gains (losses) on
  investments arising during the period     22,801              --               --           (7,588)         15,213

Reclassifications adjustment for gains
  included in net income                   (35,623)             --               --           11,855         (23,768)

Impact of net unrealized investment
  gains on deferred policy acquisition
  costs                                         --           3,190               --           (1,048)          2,142

Impact of net unrealized investment
  gains on policyholders' account
  balances                                      --              --           (1,063)             249            (814)
                                         ---------        --------        ---------        ---------        ---------
Balance,  December 31, 1998                 25,169         (13,115)           2,680           (4,832)          9,902
Net investment gains (losses) on
  investments arising during the period   (138,268)             --               --           47,785         (90,483)

Reclassifications adjustment for gains
  included in net income                    28,698              --               --           (9,970)         18,728

Impact of net unrealized investment
  gains on deferred policy acquisition
  costs                                         --          53,407               --          (16,283)         37,124

Impact of net unrealized investment
  gains on policyholders' account
  balances                                      --              --           (5,712)           2,077          (3,635)
                                         ---------        --------        ---------        ---------        ---------
Balance,  December 31, 1999                (84,401)         40,292           (3,032)          18,777         (28,364)
Net investment gains (losses) on
  investments arising during the period     56,707                                           (21,539)          35,168

Reclassifications adjustment for gains
  included in net income                    34,329                                           (13,039)          21,290

Impact of net unrealized investment
  gains on deferred policy acquisition
  costs                                                    (39,382)                           14,177          (25,205)

Impact of net unrealized investment
  gains on policyholders' account
  balances                                                                    2,877           (1,036)           1,841
                                         ---------        --------        ---------        ---------        ---------
Balance,  December 31, 2000              $   6,635        $    910        $    (155)       $  (2,660)       $   4,730
                                         =========        ========        =========        =========        =========

4. DEFERRED POLICY ACQUISITION COSTS

The balances of and changes in deferred policy acquisition costs as of and for the years ended December 31, are as follows:

                                                            2000          1999
                                                          -----------------------
                                                               (In Thousands)
Balance, beginning of year                               $1,062,785   $  861,713
Capitalization of commissions, sales and issue expenses     242,322      242,373
Amortization                                               (129,049)     (96,451)
Change in unrealized investment gains                       (39,382)      53,407
Foreign currency translation                                 (4,023)       1,743
                                                         -----------------------
Balance, end of year                                     $1,132,653   $1,062,785
                                                         =======================

5. POLICYHOLDERS' LIABILITIES

Future policy benefits and other policyholder liabilities at December 31, are as follows:

                                                     2000                1999
                                                   --------            --------
                                                          (In Thousands)

         Life insurance                            $656,097            $587,162
         Annuities                                   46,765              42,360
                                                   --------            --------
                                                   $702,862            $629,522
                                                   ========            ========

Life insurance liabilities include reserves for death benefits. Annuity liabilities include reserves for annuities that are in payout status.

The following table highlights the key assumptions generally utilized in calculating these reserves:

            Product                         Mortality              Interest Rate        Estimation Method
--------------------------------   --------------------------     --------------    ------------------------
Life insurance - Domestic          Generally rates guaranteed      2.5% to 7.5%     Net level premium based
variable and interest-sensitive    in calculating cash                              on non-forfeiture
                                   surrender values                                 interest rate

Life insurance - Domestic term     Best estimate plus a                6.75%        Net level premium plus
insurance                          provision for adverse                            a provision for adverse
                                   deviation                                        deviation.

Life insurance - International     Generally the Taiwan            6.25% to 7.5%    Net level premium plus
                                   standard table plus a                            a provision for adverse
                                   provision for adverse                            deviation.
                                   deviation

Individual annuities               Mortality table varies         6.25% to 11.0%    Present value of
                                   based on the issue year of                       expected future payments
                                   the contract. Current                            based on historical
                                   table (for 1998 & later                          experience
                                   issues) is the Annuity
                                   2000  Mortality Table with
                                   certain modifications

Group annuities                    1950 & 1971 Group Annuity          14.75%        Present value of
                                   Mortality Table with                             expected future payments
                                   certain modifications                            based on historical
                                                                                    experience

Policyholders' account balances at December 31, are as follows:

                                                2000         1999
                                             ----------   ----------
                                                   (In Thousands)

         Interest-sensitive life contracts   $1,886,714   $1,838,377
         Individual annuities                   859,996      701,928
         Guaranteed investment contracts        899,958      584,744
                                             ----------   ----------
                                             $3,646,668   $3,125,049
                                             ==========   ==========

Policyholders' account balances for interest-sensitive life, individual annuities, and guaranteed investment contracts are equal to policy account values plus unearned premiums. The policy account values represent an accumulation of gross premium payments plus credited interest less withdrawals, expenses and mortality charges.

Certain contract provisions that determine the policyholder account balances are as follows:

            Product                       Interest Rate            Withdrawal / Surrender Charges
---------------------------------       ---------------          ----------------------------------
Interest sensitive life contracts         4.0% to 6.5%           Various up to 10 years

Individual annuities                      3.0% to 16.0%          0% to 7% for up to 9 years

Guaranteed investment contracts          5.02% to 8.03%          Subject to market value withdrawal
                                                                 provisions for any funds withdrawn
                                                                 other than for benefit responsive
                                                                 and contractual payments

6. REINSURANCE

The Company participates in reinsurance, with Prudential and other companies, in order to provide greater diversification of business, provide additional capacity for future growth and limit the maximum net loss potential arising from large risks. Reinsurance ceded arrangements do not discharge the Company or the insurance subsidiaries as the primary insurer. Ceded balances would represent a liability of the Company in the event the reinsurers were unable to meet their obligations to the Company under the terms of the reinsurance agreements. The likelihood of a material reinsurance liability reassumed by the Company is considered to be remote.

Reinsurance amounts included in the Consolidated Statements of Operations and Comprehensive Income for the year ended December 31, are as follows:


                                                  2000       1999       1998
                                                --------    -------    -------
                                                        (In Thousands)

     Reinsurance premiums assumed                $ 1,671    $ 1,778    $ 1,395
     Reinsurance premiums ceded - affiliated      (9,214)    (6,882)    (6,532)
     Reinsurance premiums ceded - unaffiliated    (5,305)    (1,744)    (2,819)

     Policyholders' benefits ceded                 5,472      4,228      4,044

Reinsurance recoverables, included in "Other assets" in the Company's Consolidated Statements of Financial Position at December 31, were as follows:

                                         2000         1999
                                        -------     -------
                                           (In Thousands)

     Life insurance - affiliated        $ 8,765     $ 6,653
     Life insurance - unaffiliated        7,855       2,625
     Other reinsurance - affiliated      14,948      15,600
                                        -------     -------
                                        $31,568     $24,878
                                        =======     =======

7. EMPLOYEE BENEFIT PLANS

Pension and Other Postretirement Plans

The Company has a non-contributory defined benefit pension plan which covers substantially all of its Taiwanese employees. This plan was established as of September 30, 1998 and the projected benefit obligation and related expenses at December 31, 2000 were not material to the Consolidated Statements of Financial Position or results of operations for the years presented. All other employee benefit costs are allocated to the Company by Prudential in accordance with the service agreement described in Footnote 14.

8. INCOME TAXES

The components of income taxes for the years ended December 31, are as follows:


                                     2000         1999          1998
                                    -------     --------      -------

Current tax expense (benefit):
   U.S                              $ 8,588     $(14,093)     $67,272
   State and local                       38          378        2,496
   Foreign                               35           15           --
                                    -------     --------      -------
   Total                            $ 8,661      (13,700)      69,768
                                    -------     --------      -------


Deferred tax expense (benefit):
   U.S                               43,567       42,320       14,059
   State and local                    2,204        1,316          406
                                    -------     --------      -------
   Total                             45,771       43,636       14,465
                                    -------     --------      -------

 Total income tax expense           $54,432     $ 29,936      $84,233
                                    =======     ========      =======

The income tax expense for the years ended December 31, differs from the amount computed by applying the expected federal income tax rate of 35% to income from operations before income taxes for the following reasons:


                                         2000         1999          1998
                                        -------     --------      -------
                                                   (In Thousands)

Expected federal income tax expense     $55,275      $29,936      $82,668
State and local income taxes              1,457        1,101        1,886
Dividends received deduction             (6,443)      (1,010)        (199)
Other                                     4,143          (91)        (122)
                                        -------      -------      -------
Total income tax expense                $54,432      $29,936      $84,233
                                        =======      =======      =======

Deferred tax assets and liabilities at December 31, resulted from the items listed in the following table:

                                                      2000          1999
                                                    --------      --------
                                                         (In Thousands)
          Deferred tax assets
               Insurance reserves                   $102,923      $ 93,949
               Net unrealized (gains) losses on
                securities                            (2,389)       31,132
               Other                                  15,222         2,502
                                                    --------      --------
               Deferred tax assets                   115,756       127,583
                                                    --------      --------

          Deferred tax liabilities
               Deferred acquisition costs            325,211       299,683
               Net investment gains                   19,584           110
               Other                                   6,438          --
                                                    --------      --------
               Deferred tax liabilities              351,233       299,793
                                                    --------      --------

          Net deferred tax liability                $235,477      $172,210
                                                    ========      ========

Management believes that based on its historical pattern of taxable income, the Company and its subsidiaries will produce sufficient income in the future to realize its deferred tax assets after valuation allowance. Adjustments to the valuation allowance will be made if there is a change in management's assessment of the amount of the deferred tax asset that is realizable. At December 31, 2000 and 1999, respectively, the Company and its subsidiaries had no federal or state operating loss carryforwards for tax purposes.

The Internal Revenue Service (the "Service") has completed all examinations of the consolidated federal income tax returns through 1995. The Service has begun their examination of the 1996 year.

9.  STATUTORY NET INCOME AND SURPLUS

Accounting practices used to prepare statutory financial statements for regulatory purposes differ in certain instances from GAAP. The following tables reconcile the Company's statutory net (loss) and surplus determined in accordance with accounting practices prescribed or permitted by the Arizona Department of Insurance and the New Jersey Department of Banking and Insurance, to net income and equity determined using GAAP:

                                                              2000          1999          1998
                                                            --------      --------      --------
                                                                       (In Thousands)
Statutory net (loss) income                                 $(50,506)     $(82,291)     $(33,097)
Adjustments to reconcile to net income on a GAAP basis:
     Statutory income of subsidiaries                         21,268        20,221        18,953
     Amortization and capitalization of deferred
       acquisition costs                                     113,273       145,922       202,375
     Deferred premium                                          1,096           639         2,625
     Insurance revenue and expenses                           73,978        45,915       (24,942)
     Income taxes                                            (36,766)      (43,644)      (21,805)
     Valuation of investments                                (14,552)      (24,908)       20,077
     Asset management fees                                   (13,662)      (13,503)           --
     Other, net                                                9,367         7,244       (12,224)
                                                            --------      --------      --------
GAAP net income                                             $103,496      $ 55,595      $151,962
                                                            ========      ========      ========

                                                           2000         1999
                                                        ----------   ----------
                                                              (In Thousands)
Statutory surplus                                       $  849,567   $  889,186
Adjustments to reconcile to equity on a GAAP basis:
     Valuation of investments                               71,506      (38,258)
     Deferred acquisition costs                          1,132,653    1,062,785
     Deferred premium                                      (15,443)     (16,539)
     Insurance liabilities                                    (401)     (54,927)
     Income taxes                                         (214,329)    (150,957)
     Asset management fees                                      --      (13,503)
     Other, net                                              9,029       (7,968)
                                                        ----------   ----------
GAAP stockholder's equity                               $1,832,582   $1,669,819
                                                        ==========   ==========

In March 1998, the NAIC adopted the Codification of Statutory Accounting Principles guidance ("Codification"), which replaces the current Accounting Practices and Procedures manual as the NAIC's primary guidance on statutory accounting as of January 1, 2001. The Codification provides guidance for areas where statutory accounting has been silent and changes current statutory accounting in certain areas. The Company has adopted the Codification guidance effective January 1, 2001, and has estimated the potential effect of the Codification guidance to have a favorable impact of at least $60 million on the Company's surplus position, primarily as a result of the recognition of deferred tax assets.

10. FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values presented below have been determined using available market information and by applying valuation methodologies. Considerable judgment is applied in interpreting data to develop the estimates of fair value. Estimated fair values may not be realized in a current market exchange. The use of different market assumptions and/or estimation methodologies could have a material effect on the estimated fair values. The following methods and assumptions were used in calculating the estimated fair values (for all other financial instruments presented in the table, the carrying value approximates estimated fair value).

Fixed maturities and Equity securities
Estimated fair values for fixed maturities and equity securities, other than private placement securities, are based on quoted market prices or estimates from independent pricing services. Generally, fair values for private placement securities are estimated using a discounted cash flow model which considers the current market spreads between the U.S. Treasury yield curve and corporate bond yield curve, adjusted for the type of issue, its current credit quality and its remaining average life. The estimated fair value of certain non-performing private placement securities is based on amounts estimated by management.

Mortgage loans on real estate
The estimated fair value of the mortgage loan portfolio is primarily based upon the present value of the expected future cash flows discounted at the appropriate U.S. Treasury rate, adjusted for the current market spread for a similar quality mortgage.

Policy loans
The estimated fair value of policy loans is calculated using a discounted cash flow model based upon current U.S. Treasury rates and historical loan repayment patterns.

Investment contracts
For guaranteed investment contracts, estimated fair values are derived using discounted projected cash flows, based on interest rates being offered for similar contracts with maturities consistent with those remaining for the contracts being valued. For individual deferred annuities and other deposit liabilities, fair value approximates carrying value.

Derivative financial instruments
Refer to Note 11 for the disclosure of fair values on these instruments.

The following table discloses the carrying amounts and estimated fair values of the Company's financial instruments at December 31:

                                                          2000                            1999
                                               ---------------------------     ---------------------------
                                                Carrying        Estimated       Carrying       Estimated
                                                  Value         Fair Value        Value        Fair Value
                                               -----------     -----------     -----------     -----------
                                                                     (In Thousands)
Financial Assets:
     Fixed maturities:  Available for sale     $ 3,561,521     $ 3,561,521     $ 2,998,362     $ 2,998,362
     Fixed maturities:  Held to maturity           324,546     $   320,634         388,990         377,822
     Equity securities                              10,804          10,804           4,532           4,532
     Mortgage loans on real estate                   9,327          10,863          10,509          11,550
     Policy loans                                  855,374         883,460         792,352         761,232
     Short-term investments                        202,815         202,815          84,621          84,621
     Cash and cash equivalents                     453,071         453,071         198,994         198,994
     Separate Account assets                    16,230,264      16,230,264      16,032,449      16,032,449

Financial Liabilities:
     Investment contracts                        1,762,794       1,784,767     $ 1,289,003     $ 1,283,356
     Cash collateral for loaned securities         185,849         185,849          87,336          87,336
     Securities sold under repurchase
       agreements                                  104,098         104,098          21,151          21,151
     Separate Account liabilities               16,230,264      16,230,264      16,032,449      16,032,449

11. DERIVATIVE AND OFF-BALANCE SHEET CREDIT-RELATED INSTRUMENTS

A derivative is a financial instrument who's price, performance or cash flow is based upon the actual or expected price, level, performance, value or cash flow of some external benchmark, such as interest rates, foreign exchange rates, securities, commodities, or various financial indices. Derivative financial instruments can be exchange-traded or contracted in the over-the-counter market and include swaps, futures, forwards and options contracts. All of the Company's derivatives are classified as other than trading.

Interest Rate Swaps
The Company uses interest rate swaps to reduce market risk from changes in interest rates and to manage interest rate exposures arising from mismatches between assets and liabilities. Under interest rate swaps, the Company agrees with other parties to exchange, at specified intervals, the difference between fixed-rate and floating-rate interest amounts calculated by reference to an agreed notional principal amount. Generally, no cash is exchanged at the outset of the contract and no principal payments are made by either party. Cash is paid or received based on the terms of the swap. These transactions are entered into pursuant to master agreements that provide for a single net payment to be made by one counterparty at each due date. The fair value of swap agreements is estimated based on proprietary pricing models or market quotes.

 If swap agreements meet the criteria for hedge accounting, net interest receipts or payments are accrued and recognized over the life of the swap agreements as an adjustment to interest income or expense of the hedged item. Any unrealized gains or losses are not recognized until the hedged item is sold or matures. Gains or losses on early termination of interest rate swaps are deferred and amortized over the remaining period originally covered by the swaps. If the criteria for hedge accounting are not met, the swap agreements are accounted for at fair value with changes in fair value reported in current period earnings.

Futures & Options
The Company uses exchange-traded Treasury futures and options to reduce market risk from changes in interest rates, and to manage the duration of assets and the duration of liabilities supported by those assets. In exchange-traded futures transactions, the Company agrees to purchase or sell a specified number of contracts, the value of which are determined by the value of designated classes of Treasury securities, and to post variation margin on a daily basis in an amount equal to the difference in the daily market values of those contracts The Company enters into exchange-traded futures and options with regulated futures commissions merchants who are members of a trading exchange. The fair value of futures and options is based on market quotes.

Treasury futures move substantially in value as interest rates change and can be used to either modify or hedge existing interest rate risk. This strategy protects against the risk that cash flow requirements may necessitate liquidation of investments at unfavorable prices resulting from increases in interest rates. This strategy can be a more cost effective way of temporarily reducing the Company's exposure to a market decline than selling fixed income securities and purchasing a similar portfolio when such a decline is believed to be over.

If futures meet hedge accounting criteria, changes in their fair value are deferred and recognized as an adjustment to the carrying value of the hedged item. Deferred gains or losses from the hedges for interest-bearing financial instruments are amortized as a yield adjustment over the remaining lives of the hedged item. Futures that do not qualify as hedges are carried at fair value with changes in value reported in current period earnings

When the Company anticipates a significant decline in the stock market which will correspondingly affect its diversified portfolio, it may purchase put index options where the basket of securities in the index is appropriate to provide a hedge against a decrease in the value of the equity portfolio or a portion thereof. This strategy effects an orderly sale of hedged securities. When the Company has large cash flows which it has allocated for investment in equity securities, it may purchase call index options as a temporary hedge against an increase in the price of the securities it intends to purchase. This hedge permits such investment transactions to be executed with the least possible adverse market impact.

Option premium paid or received is reported as an asset or liability and amortized into income over the life of the option. If options meet the criteria for hedge accounting, changes in their fair value are deferred and recognized as an adjustment to the hedged item. Deferred gains or losses from the hedges for interest-bearing financial instruments are recognized as an adjustment to interest income or expense of the hedged item. If the options do not meet the criteria for hedge accounting, they are fair valued, with changes in fair value reported in current period earnings.

Currency Derivatives
The Company uses currency swaps to reduce market risk from changes in currency values of investments denominated in foreign currencies that the Company either holds or intends to acquire and to manage the currency exposures arising from mismatches between such foreign currencies and the US Dollar.

Under currency swaps, the Company agrees with other parties to exchange, at specified intervals, the difference between one currency and another at a forward exchange rate and calculated by reference to an agreed principal amount. Generally, the principal amount of each currency is exchanged at the beginning and termination of the currency swap by each party. These transactions are entered into pursuant to master agreements that provide for a single net payment to be made by one counterparty for payments made in the same currency at each due date.

If currency swaps are effective as hedges of foreign currency translation and transaction exposures, gains or losses are recorded in a manner similar to the hedged item. If currency swaps do not meet hedge accounting criteria, gains or losses from those derivatives are recognized in "Realized investment (losses) gains, net."

The table below summarizes the Company's outstanding positions by derivative instrument types as of December 31, 2000 and 1999. All amounts presented have been classified as other than trading based on management's intent at the time of contract and throughout the life of the contract.

                         Other than Trading Derivatives
                           December 31, 2000 and 1999
                                 (in thousands)

                                         2000                                     1999
                                      ----------                                ---------
                                      Estimated     Carrying   |                Estimated    Carrying
                          Notional    Fair Value     Value     |  Notional      Fair Value     Value
Non-Hedge Accounting                                           |
--------------------                                           |
                                                               |
Swap Instruments                                               |
Interest rate                                                  |
                                                               |
    Asset                 $  9,470     $   327      $   327    |  $      0       $     0      $     0
    Liability                    0           0            0    |         0             0            0
Future contracts                                               |
US Treasury Futures                                            |
    Asset                  139,800       3,530        3,530    |     2,300            39           39
    Liability               61,900      (1,067)      (1,067)   |   119,800        (2,017)      (2,017)
Option contracts                                               |
Interest rate                                                  |
    Asset                        0           0            0    |         0             0            0
    Liability                    0           0            0    |       235            (5)          (5)
                                                               |
Hedge Accounting                                               |
--------------------                                           |
Swap Instruments                                               |
Currency                                                       |
    Asset                   28,326       1,633        2,155    |         0             0            0
    Liability                    0           0            0    |    30,981        (3,220)      (2,990)

Credit Risk
The current credit exposure of the Company's derivative contracts is limited to the fair value at the reporting date. Credit risk is managed by entering into transactions with creditworthy counterparties and obtaining collateral where appropriate and customary. The Company also attempts to minimize its exposure to credit risk through the use of various credit monitoring techniques. All of the net credit exposure for the Company from derivative contracts are with investment grade counterparties. As of December 31, 2000, 88% of notional consisted of interest rate derivatives, and 12% of notional consisted of foreign currency derivatives.

12. CONTINGENCIES AND LITIGATION

Prudential and the Company are subject to legal and regulatory actions in the ordinary course of their businesses, including class actions. Pending legal and regulatory actions include proceedings relating to aspects of the businesses and operations that are specific to the Company and Prudential and that are typical of the businesses in which the Company and Prudential operate. Some of these proceedings have been brought on behalf of various alleged classes of complainants. In certain of these matters, the plaintiffs are seeking large and/or indeterminate amounts, including punitive or exemplary damages.

Beginning in 1995, regulatory authorities and customers brought significant regulatory actions and civil litigation against the Company and Prudential involving individual life insurance sales practices. In 1996, Prudential, on behalf of itself and many of its life insurance subsidiaries including the Company entered into settlement agreements with relevant insurance regulatory authorities and plaintiffs in the principal life insurance sales practices class action lawsuit covering policyholders of individual permanent life insurance policies issued in the United States from 1982 to 1995. Pursuant to the settlements, the companies agreed to various changes to their sales and business practices controls, to a series of fines, and to provide specific forms of relief to eligible class members. Virtually all claims by class members filed in connection with the settlements have been resolved and virtually all aspects of the remediation program have been satisfied. While the approval of the class action settlement is now final, Prudential and the Company remain subject to oversight and review by insurance regulators and other regulatory authorities with respect to its sales practices and the conduct of the remediation program. The U.S. District Court has also retained jurisdiction as to all matters relating to the administration, consummation, enforcement and interpretation of the settlements.

As of December 31, 2000, Prudential and/or the Company remained a party to approximately 61 individual sales practices actions filed by policyholders who "opted out" of the class action settlement relating to permanent life insurance policies issued in the United States between 1982 and 1995. In addition, there were 48 sales practices actions pending that were filed by policyholders who were members of the class and who failed to "opt out" of the class action settlement. Prudential and the Company believed that those actions are governed by the class settlement release and expects them to enjoined and/or dismissed. Additional suits may be filed by class members who "opted out" of the class settlements or who failed to "opt out" but nevertheless seek to proceed against Prudential and/or the Company. A number of the plaintiffs in these cases seek large and/or indeterminate amount, including punitive or exemplary damages. Some of these actions are brought on behalf of multiple plaintiffs. It is possible that substantial punitive damages might be awarded in any of these actions and particularly in an action involving multiple plaintiffs.

Prudential has indemnified the Company for any liabilities incurred in connection with sales practices litigation covering policyholders of individual permanent life insurance policies issued in the United States from 1982 to 1995.

The balance of the Company's litigation is subject to many uncertainties, and given the complexity and scope, the outcomes cannot be predicted. It is possible that the results of operations or the cash flow of the Company in a particular quarterly or annual period could be materially effected by an ultimate unfavorable resolution of pending litigation and regulatory matters. Management believes, however, that the ultimate outcome of all pending litigation and regulatory matters, should not have a material adverse effect on the Company's financial position.

13. DIVIDENDS

The Company is subject to Arizona law which limits the amount of dividends that insurance companies can pay to stockholders. The maximum dividend which may be paid in any twelve month period without notification or approval is limited to the lesser of 10% of statutory surplus as of December 31 of the preceding year or the net gain from operations of the preceding calendar year. Cash dividends may only be paid out of surplus derived from realized net profits. Based on these limitations and the Company's surplus position at December 31, 2000, the Company would not be permitted a non-extraordinary dividend distribution in 2001.

14. RELATED PARTY TRANSACTIONS

The Company has extensive transactions and relationships with Prudential and other affiliates. It is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

Expense Charges and Allocations
All of the Company's expenses are allocations or charges from Prudential or other affiliates. These expenses can be grouped into the following categories: general and administrative expenses, retail distribution expenses and asset management fees.

The Company's general and administrative expenses are charged to the Company using allocation methodologies based on business processes. Management believes that the methodology is reasonable and reflects costs incurred by Prudential to process transactions on behalf of the Company. Prudential and the Company operate under service and lease agreements whereby services of officers and employees (except for those agents employed directly by the Company in Taiwan), supplies, use of equipment and office space are provided by Prudential.

The Company is allocated estimated distribution expenses from Prudential's retail agency network for both its domestic life and annuity products. The Company has capitalized the majority of these distribution expenses as deferred policy acquisition costs. Beginning April 1, 2000, Prudential and the Company agreed to revise the estimate of allocated distribution expenses to reflect a market based pricing arrangement.

In accordance with a profit sharing agreement with Prudential, the Company receives fee income from policyholder account balances invested in the Prudential Series Funds ("PSF"). These revenues are recorded as "Asset management fees" in the Consolidated Statements of Operations and Comprehensive Income. The Company also collects these fees on behalf of Prudential and records a Payable to affiliate in the Consolidated Statements of Financial Position. The Company is charged an asset management fee by Prudential Global Asset Management ("PGAM") and Jennison Associates LLC ("Jennison") for managing the PSF portfolio. These fees are a component of "general, administrative and other expenses."

On September 29, 2000, the Board of Directors for the Prudential Series Fund, Inc. ("PSFI") adopted resolutions to terminate the existing management agreement between PSFI and Prudential, and has appointed another subsidiary of Prudential as the fund manager for the PSF. The change was approved by the shareholders of PSF during early 2001 and effective January 1, 2000, the Company will no longer receive fees associated with the PSF. In addition, the Company will no longer incur the asset management expense from PGAM and Jennison associated with the PSF.

Corporate Owned Life Insurance
The Company has sold three Corporate Owned Life Insurance ("COLI") policies to Prudential. The cash surrender value included in Separate Accounts was $685.9 million and $725.3 million at December 31, 2000 and December 31, 1999, respectively. The fees received related to the COLI policies were $9.6 million for the year ending December 31, 2000.

Reinsurance
The Company currently has three reinsurance agreements in place with Prudential (the reinsurer). Specifically a reinsurance Group Annuity Contract, whereby the reinsurer, in consideration for a single premium payment by the Company, provides reinsurance equal to 100% of all payments due under the contract, and two yearly renewable term agreements in which the Company may offer and the reinsurer may accept reinsurance on any life in excess of the Company's maximum limit of retention. The Company is not relieved of its primary obligation to the policyholder as a result of these reinsurance transactions. These agreements had no material effect on net income for the periods ended December 31, 2000, December 31, 1999, and December 31, 1998.

Debt Agreements
In July 1998, the Company established a revolving line of credit facility of up to $500 million with Prudential Funding LLC, a wholly owned subsidiary of Prudential. There is no outstanding debt relating to this credit facility as of December 31, 2000 or December 31, 1999.

15. Subsequent Events - Transfer of Taiwan Business

On January 31, 2001, the Company transferred all of its assets, liabilities, and net equity associated with The Company's Taiwan branch including Taiwan's insurance book of business, to an affiliated company, Prudential Life Insurance Company of Taiwan Inc. ("Prudential of Taiwan"), a Taiwan, Republic of China wholly owned subsidiary of Prudential .

The mechanism used to transfer this block of business in Taiwan is referred to as a "full acquisition and assumption" transaction. Under this mechanism, the Company is jointly liable with Prudential of Taiwan for two years from the giving of notice to all obligees for all matured obligations and for two years after the maturity date of not-yet-matured obligations. Prudential of Taiwan is also contractually liable, under indemnification provisions of the transaction, for any liabilities that may be asserted against the Company. The transfer of the insurance related assets and liabilities will be accounted for as a long-duration coinsurance transaction under generally accepted accounting principles. Under this accounting treatment, the insurance related liabilities will remain on the books of the Company and an offsetting reinsurance recoverable will be established.

The net equity transfer will be reflected as a capital contribution from the Company to Prudential of Taiwan and will also be dividended by the Company to Prudential. The dividend is expected to occur in the second quarter of 2001.

                        Report of Independent Accountants



To the Board of Directors and Stockholder of Pruco Life Insurance Company

In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of operations and comprehensive income, of changes in stockholder's equity and of cash flows present fairly, in all material respects, the financial position of Pruco Life Insurance Company (a wholly-owned subsidiary of the Prudential Insurance Company of America) and its subsidiaries at December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



PricewaterhouseCoopers LLP
New York, New York
March 13, 2001

ITEM 24.   FINANCIAL STATEMENTS AND EXHIBITS


(a) FINANCIAL STATEMENTS

(1) Financial Statements of the Pruco Life Flexible Premium Variable Annuity Account (Registrant) consisting of the Statements of Net Assets as of December 31, 2000; the Statements of Operations for the period ended December 31, 2000; the Statements of Changes in Net Assets for the periods ended December 31, 2000 and December 31, 1999; and the Notes relating thereto will appear in the statement of additional information. (Part B of the Registration Statement) (Note 1)

(2) Consolidated Statements of Pruco Life Insurance Company (Depositor) and its subsidiaries consisting of the Consolidated Statements of Financial Position as of December 31, 2000 and 1999; and the related Consolidated Statements of Operations, Changes in Stockholder's Equity and Cash Flows for the years ended December 31, 2000, 1999 and 1998; and the Notes to the Consolidated Financial Statements will appear in the statement of additional information (Part B of the Registration Statement) (Note 1).

(b)    EXHIBITS

(1) Resolution of the Board of Directors of Pruco Life Insurance Company establishing the Pruco Life Flexible Premium Variable Annuity Account. (Note
    2)

(2) Agreements for custody of securities and similar investments--Not
    Applicable.

(3) (a) Form of Distribution Agreement between Prudential Investment Management Services, Inc. "PIMS" (Underwriter) and Pruco Life Insurance Company (Depositor) (Note 3)

        (b) Form of Selected Broker Agreement used by PIMS (Note 3)

(4)     (a) The Pruco Life Premier Variable Annuity Contract-VFLX-99 (C-ROP)
            (Note 4)

        (b) Endorsements (Note 11)

(5)(a)  Application form for the Contract. (Note 11)

(6)(a) Articles of Incorporation of Pruco Life Insurance Company, as amended through October 19, 1993. (Note 5)

   (b) By-laws of Pruco Life Insurance Company, as amended through May 6, 1997. (Note 6)

(7) Contract of reinsurance in connection with variable annuity contract--Not Applicable.

(8) Other material contracts performed in whole or in part after the date the registration statement is filed:

    (a)    Form of  Fund Participation Agreement. (Note 7)

(9) Opinion of Counsel as to legality of the securities being registered. (Note
    1)

(10)(a) Written consent of PricewaterhouseCoopers LLP independent accountants. (Note 1)

    (b) Written consent of Shea & Gardner. (Note 1)

(11) All financial statements omitted from Item 23, Financial Statements -- Not Applicable.

(12) Agreements in consideration for providing initial capital between or among Registrant, Depositor, Underwriter, or initial Contract owners--Not Applicable.

(13) Schedule of Performance Computations. (Note 11)

(14) Powers of Attorney.

         (a)    James J. Avery, Jr (Note 8)

         (b) David R. Odenath, Jr, William J. Eckert and Ronald P. Joelson (Note 9)

         (c) Vivian L. Banta, Richard J. Carbone, Helen M. Galt, and Jean D. Hamilton (Note 10)


(Note 1)   Filed herewith

(Note 2) Incorporated by reference to Form N-4, Registration No. 33-61125, filed July 19, 1995 on behalf of the Pruco Life Flexible Premium Variable Annuity Account.

(Note 3) Incorporated by reference to Post-Effective Amendment No. 6 to Form N-4, Registration No.333-06701, filed April 15, 1999 on behalf of the Pruco Life Flexible Premium Variable Annuity Account.

(Note 4) Incorporated by reference to the initial registration statement on Form N-4, Registration No. 333-79201, filed May 24, 1999 on behalf of the Pruco Life Flexible Premium Variable Annuity Account.


(Note 5) Incorporated by reference to the initial registration on Form S-6, Registration No. 333-07451, filed July 2, 1996, on behalf of the Pruco Life Variable Appreciable Account.

(Note 6) Incorporated by reference to Form 10-Q as filed August 15, 1997, on behalf of the Pruco Life Insurance Company.

(Note 7) Incorporated by reference to Form N-4, Registration No. 333-06701, filed June 24, 1996 on behalf of the Pruco Life Flexible Premium Variable Annuity Account.


(Note 8) Incorporated by reference to Post-Effective Amendment No. 2 to Form S-6, Registration No. 333-07451, filed June 25, 1997 on behalf of the Pruco Life Variable Appreciable Account.


(Note 9) Incorporated by reference to the initial registration statement on Form N-4, Registration No. 333-52754, filed December 26, 2000 on behalf of the Pruco Life Flexible Premium Variable Annuity Account.

(Note 10)  Incorporated by reference to Post-Effective Amendment No. 5 to Form
           S-6, Registration No. 333-85115, filed June 28, 2001 on behalf of the Pruco Life Variable Universal Account.

(Note 11)  To be filed by amendment


ITEM 25.     DIRECTORS AND OFFICERS OF THE DEPOSITOR

See Part B:  Directors and Officers.

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

Pruco Life Insurance Company ("Pruco Life"), a corporation organized under the laws of Arizona, is a direct, wholly-owned subsidiary of The Prudential Insurance Company of America, ("Prudential"), a life insurance company organized under the laws of New Jersey. The subsidiaries of Prudential and short descriptions of each are set forth on the following pages.

Pruco Life may be deemed to control its wholly-owned subsidiary, Pruco Life Insurance Company of New Jersey ("Pruco Life of New Jersey"). Pruco Life may also be deemed to control the following separate accounts which are registered as unit investment trusts under the Investment Company Act of 1940: the Pruco Life Variable Appreciable Account, the Pruco Life Variable Insurance Account, the Pruco Life Single Premium Variable Life Account, the Pruco Life Variable Universal Account, the Pruco Life PRUvider Variable Appreciable Account, the Pruco Life Single Premium Variable Annuity Account, the Pruco Life Flexible Premium Variable Annuity Account (Registrant) (separate accounts of Pruco
Life), the Pruco Life of New Jersey Variable Appreciable Account, the Pruco Life of New Jersey Variable Insurance Account, the Pruco Life of New Jersey Single Premium Variable Life Account, and the Pruco Life of New Jersey Single Premium Variable Annuity Account (separate accounts of Pruco Life of New Jersey).

The above-referenced separate accounts, along with Prudential and certain of Prudential's separate accounts, hold the majority of the shares of The Prudential Series Fund, Inc., a Maryland corporation. In addition, The Prudential holds all the shares of Prudential's Gibraltar Fund, a Maryland Corporation, in three of its separate accounts. The Prudential Series Fund, Inc. and Prudential's Gibraltar Fund are registered as open-end diversified, management investment companies under the Investment Company Act of 1940. Additionally, the aforementioned separate accounts of Prudential are registered as unit investment trusts under the Investment Company Act of 1940.

In addition, Pruco Life may also be deemed to be under common control with The Prudential Variable Contract Account-2, The Prudential Variable Contract Account-10, and The Prudential Variable Contract Account-11, separate accounts of Prudential, all of which are registered as open-end, diversified, management investment companies under the Investment Company Act of 1940 and with the Prudential Variable Contract Account-24, a registered unit investment trust.

The subsidiaries of Prudential and short descriptions of each are listed under
Item 25 of Post-Effective Amendment No. 42 to the Form N-1A Registration Statement for The Prudential Series Fund, Inc., Registration No. 2-80896, filed April 30, 2001, the text of which is hereby incorporated.

ITEM 27.     NUMBER OF CONTRACT OWNERS

Not Applicable.

ITEM 28.     INDEMNIFICATION

The Registrant, in conjunction with certain affiliates, maintains insurance on behalf of any person who is or was a trustee, director, officer, employee, or agent of the Registrant, or who is or was serving at the request of the Registrant as a trustee, director, officer, employee or agent of such other affiliated trust or corporation, against any liability asserted against and incurred by him or her arising out of his or her position with such trust or corporation.

Arizona, being the state of organization of Pruco Life Insurance Company ("Pruco"), permits entities organized under its jurisdiction to indemnify directors and officers with certain limitations. The relevant provisions of Arizona law permitting indemnification can be found in Section 10-850 et. seq. of the Arizona Statutes Annotated. The text of Pruco's By-law, Article VIII, which relates to indemnification of officers and directors, is incorporated by reference to Exhibit 3(ii) to its form 10-Q filed August 15, 1997.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


ITEM 29.   PRINCIPAL UNDERWRITERS

(a) Prudential Investment Management Services LLC (PIMS)

        PIMS is distributor for Prudential Government Securities Trust, The Target Portfolio Trust, Cash Accumulation Trust, COMMAND Government Fund, COMMAND Money Fund, COMMAND Tax-Free Fund, Global Utility Fund, Inc., Nicholas-Applegate Fund, Inc. (Nicholas-Applegate Growth Equity Fund), Prudential Balanced Fund, Prudential California Municipal Fund, Prudential Diversified Bond Fund, Inc., Prudential Diversified Funds, Prudential Emerging Growth Fund, Inc., Prudential Equity Fund, Inc., Prudential Europe Growth Fund, Inc., Prudential Global Genesis Fund, Inc., Prudential Global Total Return Fund, Inc., Prudential High Yield Fund, Inc., Prudential Index Series Fund, Prudential MoneyMart Assets Inc., Prudential Natural Resources Fund, Inc., Prudential Government Income Fund, Inc., Prudential High Yield Total Return Fund, Inc., Prudential International Bond Fund, Inc., Prudential Institutional Liquidity Portfolio, Inc., The Prudential Investment Portfolios, Inc., Prudential Mid-Cap Value Fund, Prudential Municipal Bond Fund, Prudential Municipal Series Fund, Prudential National Municipals Fund, Inc., Prudential Pacific Growth Fund, Inc., Prudential Real Estate Securities Fund, Prudential Sector Funds, Inc., Prudential Small-Cap Quantum Fund, Inc., Prudential Small Company Fund, Inc., Prudential Special Money Market Fund, Inc., Prudential Short-Term Corporate Bond Fund, Inc., Prudential Tax-Free Money Fund, Inc., Prudential Tax-Managed Funds, Prudential 20/20 Focus Fund, Prudential Value Fund, Prudential World Fund, Inc., Strategic Partners Series and Target Funds.

        PIMS is also distributor of the following registered investment companies: Prudential's Gibraltar Fund, Inc., The Prudential Variable Contract Account-2, The Prudential Variable Contract Account-10, The Prudential Variable Contract Account-11, The Prudential Variable Contract Account-24, The Prudential Variable Contract GI-2, The Prudential Discovery Premier Group Variable Contract Account, The Prudential Discovery Select Group Variable Contract Account, The Pruco Life Flexible Premium Variable Annuity Account, The Pruco Life of New Jersey Flexible Premium Variable Annuity Account, The Prudential Individual Variable Contract Account and The Prudential Qualified Individual Variable Contract Account.


(b) Information concerning the officers and directors of PIMS is set forth below.

                                             POSITIONS AND OFFICES          POSITIONS AND OFFICES
                   NAME (1)                    WITH UNDERWRITER                WITH REGISTRANT
             ----------------------   ---------------------------------  ----------------------------
             Robert F. Gunia.......   President                          None

             Jean D. Hamilton......   Executive Vice President           None

             Ajay Sawhney..........   Executive Vice President           None

             John R. Strangfeld....   Executive Vice President           None

             Stuart A. Abrams......   Senior Vice President and Chief    None
                                      Compliance Officer

             William V. Healey.....   Senior Vice President, Secretary   None
                                      and Chief Legal Officer

             Margaret M. Deverell..   Senior Vice President,             None
                                      Comptroller and
                                      Chief Financial Officer

             C. Edward Chaplin.....   Treasurer                          None

             Peter J. Boland.......   Vice President and Deputy Chief    None
                                      Operating Officer

-----------------

(1) The address of each person named is Prudential Plaza, 751 Broad Street, Newark, New Jersey 07102 unless otherwise noted.

(c) Not applicable


ITEM 30.   LOCATION OF ACCOUNTS AND RECORDS

All accounts, books or other documents required to be maintained by Section 31
(a) of the 1940 Act and the rules promulgated thereunder are maintained by the Registrant through The Prudential Insurance Company of America, 751 Broad Street, Newark, New Jersey 07102-3777.


ITEM 31.   MANAGEMENT SERVICES

Summary of any contract not discussed in Part A or Part B of the registration statement under which management-related services are provided to the Registrant--Not Applicable.


ITEM 32.   UNDERTAKINGS

(a) Registrant undertakes to file a post-effective amendment to this Registrant Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

(b) Registrant undertakes to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a statement of additional information, or (2) a postcard or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a statement of additional information.

(c) Registrant undertakes to deliver any statement of additional information and any financial statements required to be made available under this Form promptly upon written or oral request.

(d) Restrictions on withdrawal under Section 403(b) Contracts are imposed in reliance upon, and in compliance with, a no-action letter issued by the Chief of the Office of Insurance Products and Legal Compliance of the U.S. Securities and Exchange Commission to the American Council of Life Insurance on November 28, 1988.

(e) Pruco Life hereby represents that the fees and charges deducted under the Contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred and the risks assumed by Pruco Life.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal hereunto affixed and attested, all in the City of Newark and the State of New Jersey, on this 21st day of December, 2001.


                THE PRUCO LIFE FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT


                                  (Registrant)


                        BY: PRUCO LIFE INSURANCE COMPANY
                                   (Depositor)

Attest: /s/       CLIFFORD E. KIRSCH                                   /s/      ANDREW J. MAKO
--------------------------------------------------------               -----------------------------------
                  CLIFFORD E. KIRSCH                                            ANDREW J. MAKO
                  CHIEF LEGAL OFFICER AND SECRETARY                             EXECUTIVE VICE PRESIDENT

                                  SIGNATURES

    As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated:

                                      SIGNATURE AND TITLE
                     ----------------------------------------------------

                                  *
                     --------------------------------
                     VIVIAN L. BANTA                                         Date: December 21, 2001
                     PRESIDENT, CHAIRMAN AND DIRECTOR


                                  *
                     --------------------------------
                     JAMES J. AVERY JR
                     VICE CHAIRMAN AND DIRECTOR

                                  *                                          *By:  /s/ CLIFFORD E. KIRSCH
                     --------------------------------                        --------------------------------
                     WILLIAM J. ECKERT                                                 CLIFFORD E. KIRSCH
                     VICE PRESIDENT AND CHIEF ACCOUNTING OFFICER                       (ATTORNEY-IN-FACT)
                     (PRINCIPAL FINANCIAL OFFICER AND CHIEF
                     ACCOUNTING OFFICER)

                                  *
                     --------------------------------
                     RICHARD J. CARBONE
                     DIRECTOR

                                  *
                     --------------------------------
                     HELEN M. GALT
                     DIRECTOR


                                  *
                     --------------------------------
                     JEAN D. HAMILTON
                     DIRECTOR

                                  *
                     --------------------------------
                     RONALD P. JOELSON
                     DIRECTOR

                                  *
                     --------------------------------
                     DAVID R. ODENATH, JR.
                     DIRECTOR

                                 Exhibit Index



(9)     Opinion of Legal Counsel

(10)(a) Consent of Independent Accountants

    (b) Consent of Outside Counsel